UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                         Firearms Training Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Class A Common Stock, par value $0.000006 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   318120-10-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            Scott Perekslis                    Mark E. Thierfelder, Esq.
     Centre Partners Management LLC             O'Melveny & Myers LLP
    30 Rockefeller Plaza, Suite 5050              Times Square Tower
           New York, NY 10020                       7 Times Square
             (212) 332-5800                       New York, NY 10036
                                                    (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 2 of 15 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Capital Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              BK
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     34,781,278
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          34,781,278
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              34,781,278
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              45.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 3 of 15 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Capital Tax-Exempt Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     3,888,163
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          3,888,163
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,888,163
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 4 of 15 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Capital Offshore Investors II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              BK
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Bermuda
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     6,892,143
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          6,892,143
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,892,143
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 5 of 15 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners Coinvestment L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              BK
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     5,058,638
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          5,058,638
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,058,638
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 6 of 15 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners II, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     45,561,584
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          45,561,584
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              45,561,584
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              60.0%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 7 of 15 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners II, L.L.C.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          0
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     51,261,219
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          0
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          51,261,219
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              51,261,219
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.5%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
  CUSIP No. 318120-10-2                  13D                Page 8 of 15 Pages
-------------------------------                       --------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Centre Partners Management LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*


--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                          306,700
                               -------------------------------------------------
                                   8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                     51,261,219
EACH REPORTING PERSON          -------------------------------------------------
WITH                               9      SOLE DISPOSITIVE POWER

                                          306,700
                               -------------------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          51,261,219
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              51,567,919
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              67.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Schedule 13D/A (Amendment No. 4) amends and supplements the Statement on Schedule 13D filed on May 2, 2002, as amended by the Schedule 13D/A (Amendment No. 1) filed on May 16, 2002, Schedule 13D/A (Amendment No. 2) filed on May 20, 2004 and Schedule 13D/A (Amendment No. 3) filed on October 6, 2004 (as so amended, the "Statement"), filed by Centre Capital Investors II, L.P. ("Centre Capital"), Centre Capital Tax-Exempt Investors II, L.P. ("Centre Tax-Exempt"), Centre Capital Offshore Investors II, L.P. ("Centre Offshore"), Centre Partners Coinvestment L.P. ("Centre Coinvestment"), Centre Partners II, L.P. ("Centre Partners LP"), Centre Partners II, L.L.C. ("Centre Partners LLC") and Centre Partners Management LLC ("Centre Management") with respect to the Class A common stock, $0.000006 par value (the "Common Stock"), of Firearms Training Systems, Inc. (the "Company"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

     Item 2. Identity and Background

         Centre Offshore is a limited partnership organized under the laws of Bermuda, rather than a limited partnership organized under the laws of Delaware, as previously stated in the Statement.

         As of September 2, 2003, David B. Golub ceased to be a managing director of Centre Management and Centre Partners LLC.

     Item 3.  Source and Amount of Funds or Other Consideration.

         On March 31, 2005, all the New Warrants and Amended Warrants beneficially owned by the Centre Holders and all the Centre Partners LLC Warrants beneficially owned by Centre Partners LLC were exercised. A total of $500,000, or $0.25 per share of Common Stock, was paid to exercise the New Warrants. A total of $3,189,033, or $1.00 per share of Common Stock, was paid to exercise the Amended Warrants. A total of $57,131, or $1.00 per share of Common Stock, was paid to exercise the Centre Partners LLC Warrants.

         The funds used to exercise the New Warrants and Amended Warrants beneficially owned by Centre Capital, Centre Offshore and Centre Coinvestment were borrowed pursuant to the Loan and Security Agreement and the Promissory Notes described below in Item 6. The description in Item 6 of such Loan and Security Agreement, such Promissory Notes and the related Security Agreements is incorporated in this Item 3 by reference.

         The funds used to exercise the New Warrants and Amended Warrants beneficially owned by Centre Tax-Exempt were provided by a capital call from Centre Tax-Exempt's limited partners.

         The funds used to exercise the Centre Partners LLC Warrants were provided by the Co-Investors (as defined in Item 6), who are the record holders of the shares of Common Stock issued upon exercise of the Centre Partners LLC Warrants.

     Item 4.  Purpose of Transaction.

         The New Warrants, Amended Warrants and Centre Partners LLC Warrants were exercised to increase the investments of the Centre Holders and the Co-Investors in the Company.

         Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock and New Preferred Stock, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other individuals and entities that may be deemed to be affiliated with the Reporting Persons may from time to time acquire Common Stock or New Preferred Stock, and any of the Reporting Persons or other individuals and entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or New Preferred Stock held by such person, or cease buying or selling Common Stock or New Preferred Stock. Any such additional purchases or sales of Common Stock or New Preferred Stock may be in open market or privately-negotiated transactions or otherwise.

         The Reporting Persons have considered, are considering, and may consider in the future certain strategic options, including a sale or recapitalization of the Company and/or any of its subsidiaries.

     Item 5. Interest in Securities of the Issuer.

         (a) The percentages of outstanding Common Stock of the Company reported in this Item 5 assume that there are 75,940,337 shares of Common Stock outstanding, which equals (i) the 70,694,173 shares of Common Stock reported as outstanding in the Company's Quarterly Report on Form 10-Q filed on February 11, 2005 plus (ii) the 5,246,164 shares of Common Stock issued upon the exercise of the New Warrants, Amended Warrants and Centre Partners LLC Warrants.

         As of March 31, 2005, (i) Centre Capital is the direct beneficial owner of an aggregate of 34,781,278 shares of Common Stock, (ii) Centre Tax-Exempt is the direct beneficial owner of an aggregate of 3,888,163 shares of Common Stock,
(iii) Centre Offshore is the direct beneficial owner of an aggregate of 6,892,143 shares of Common Stock and (iv) Centre Coinvestment is the direct beneficial owner of an aggregate of 5,058,638 shares of Common Stock. Based on the foregoing, Centre Capital, Centre Tax-Exempt, Centre Offshore, and Centre Coinvestment may be deemed to own directly and beneficially 45.8%, 5.1%, 9.1%, and 6.7% of the outstanding Common Stock, respectively.

         As the general partner of Centre Capital, Centre Tax-Exempt and Centre Offshore, Centre Partners LP may be deemed to share indirect beneficial ownership of the shares of Common Stock beneficially owned by each of them. Accordingly, as of March 31, 2005, Centre Partners LP may be deemed to own beneficially an aggregate of 45,561,584 shares of Common Stock, or 60.0% of the outstanding Common Stock. Centre Partners LP, however, disclaims all such beneficial ownership.

         As the general partner of Centre Coinvestment and Centre Partners LP, Centre Partners LLC may be deemed to share indirect beneficial ownership of the shares of Common Stock beneficially owned by each of them. In addition, pursuant to the Co-Investment Agreement described in Item 6 and other related co-investment arrangements, Centre Partners LLC has been delegated voting and investment power with respect to an additional 640,997 shares of Common Stock, including 12,685 of the shares of Common Stock issued upon exercise of the New Warrants previously beneficially owned by Centre Coinvestment and all 57,131 shares issued upon exercise of the Centre Partners LLC Warrants. Accordingly, as of March 31, 2005, Centre Partners LLC may be deemed to own beneficially an aggregate of 51,261,219 shares of Common Stock, or 67.5% of the outstanding Common Stock. Centre Partners LLC, however, disclaims all such beneficial ownership.

         As a result of the management arrangements referred to in Item 2 of the Statement, Centre Management may be deemed to share indirect beneficial ownership of the shares of Common Stock beneficially owned by the Centre Holders and Centre Partners LLC. In addition, the 106,700 Centre Management Options, all of which are currently exercisable, were assigned by the original recipient thereof to Centre Management. Centre Management also has voting and investment power over 300,000 additional options to purchase Common Stock that were issued to a director of the Company as of May 1, 2003 (the "Additional Centre Management Options"). One-third of the Additional Centre Management Options became exercisable on May 1, 2004, and an additional one-third of the Additional Centre Management Options will become exercisable on each of May 1, 2005 and May 1, 2006, so that all the Additional Centre Management Options will be exercisable on May 1, 2006. Accordingly, as of March 31, 2005, Centre Management may be deemed to own beneficially an aggregate of 51,567,919 shares of Common Stock, or 67.6% of the outstanding Common Stock (calculated after giving effect to the exercise of all the Centre Management Options and the 200,000 Additional Centre Management Options that were exercisable as of March 31, 2005 or within 60 days thereafter). Centre Management, however, disclaims all such beneficial ownership.

         (b) By virtue of the relationships described in Item 2 of the Statement, as of March 31, 2005 (i) Centre Capital may be deemed to share the power to vote and direct the disposition of 34,781,278 shares of Common Stock,
(ii) Centre Tax-Exempt may be deemed to share the power to vote and direct the disposition of 3,888,163 shares of Common Stock, (iii) Centre Offshore may be deemed to share the power to vote and direct the disposition of 6,892,143 shares of Common Stock, (iv) Centre Coinvestment may be deemed to share the power to vote and direct the disposition of 5,058,638 shares of Common Stock, (v) Centre Partners LP may be deemed to share the power to vote and direct the disposition of 45,561,584 shares of Common Stock, (vi) Centre Partners LLC may be deemed to share the power to vote and direct the disposition of 51,261,219 shares of Common Stock, and (vii) Centre Management may be deemed to share the power to vote and direct the disposition of 51,261,219 shares of Common Stock and have the sole power to vote and direct the disposition of 306,700 shares of Common Stock.

         (c) On March 31, 2005, the New Warrants, the Amended Warrants and the Centre Partners LLC Warrants were exercised in full. As a result of such exercise, (i) Centre Capital acquired direct beneficial ownership of an additional 3,575,233 shares of Common Stock, (ii) Centre Tax-Exempt acquired direct beneficial ownership of an additional 399,649 shares of Common Stock,
(iii) Centre Offshore acquired direct beneficial ownership of an additional 708,513 shares of Common Stock, (iv) Centre Coinvestment acquired direct beneficial ownership of an additional 492,953 shares of Common Stock, (v) Centre Partners LP acquired indirect beneficial ownership of an additional 4,683,395 shares of Common Stock, (vi) Centre Partners LLC acquired indirect beneficial ownership of an additional 5,246,164 shares of Common Stock, (vii) Centre Management acquired indirect beneficial ownership of an additional 5,246,164 shares of Common Stock, and (viii) all the Reporting Persons ceased to own beneficially any New Warrants, Amended Warrants and Centre Partners LLC Warrants.

         A total of $500,000, or $0.25 per share of Common Stock, was paid to exercise the New Warrants. A total of $3,189,033, or $1.00 per share of Common Stock, was paid to exercise the Amended Warrants. A total of $57,131, or $1.00 per share of Common Stock, was paid to exercise the Centre Partners LLC Warrants.

         (d) Of the 201,946 shares of Common Stock issued upon the exercise of the New Warrants beneficially owned by Centre Coinvestment, only 189,261 shares are owned of record by Centre Coinvestment. The Co-Investors are the record owners of the remaining 12,685 shares (the "Co-Investor New Warrant Shares"). The Co-Investors are also the record owners of the 57,131 shares of Common Stock issued upon the exercise of the Centre Partners LLC Warrants (the "Centre Partners LLC Warrant Shares"). Pursuant to the Co-Investment Agreement and other related co-investment arrangements, Centre Partners LLC has been delegated voting and investment power with respect to, and thus beneficially owns, all the Co-Investor New Warrant Shares and all the Centre Partners LLC Warrant Shares. However, the Co-Investors have the right to receive dividends from, and the proceeds from the sale of, the Co-Investor New Warrant Shares and the Centre Partners LLC Warrant Shares.

         In addition, under certain circumstances described below in Item 6, the Lender (as defined in Item 6) is entitled to receive dividends on, and the proceeds from the sale of, the shares of Common Stock in which it has been granted a security interest pursuant to the Security Agreements described in
Item 6.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The funds used to exercise the New Warrants and Amended Warrants beneficially owned by Centre Capital, Centre Offshore and Centre Coinvestment were borrowed pursuant to a Loan and Security Agreement dated March 28, 2005 (the "Loan and Security Agreement") among a bank (the "Lender") and Centre Capital, Centre Offshore and Centre Coinvestment (each a "Borrower"). Term loans in the principal amount of $2,550,000, $530,000 and $355,000 (the "Term Loans") were made to Centre Capital, Centre Offshore and Centre Coinvestment, respectively. Each Term Loan is evidenced by a promissory note (each a "Promissory Note") executed by the applicable Borrower. Interest on each Term Loan accrues at a rate based on the prime rate or LIBOR, at the applicable Borrower's option. The maturity date of each Term Loan is March 28, 2006, subject to extension as provided in the Loan and Security Agreement. Upon the occurrence of certain events, each Borrower must make mandatory prepayments of principal of its Term Loan as provided in the Loan and Security Agreement and Promissory Notes.

         Each Borrower also entered into a Security Agreement dated March 28, 2005 with the Lender (each a "Security Agreement"), pursuant to which such Borrower granted the Lender a first priority security interest in the number of shares of Common Stock set forth opposite the name of such Borrower in the following table (the "Pledged Shares") to secure the payment and performance of its debts, obligations and liabilities to the Lender under the Loan and Security Agreement, its Promissory Note, its Security Agreement and any other related loan documents (the "Secured Obligations").

                        Borrower                      Pledged Shares
               -------------------------           --------------------
                Centre Capital                           12,017,137

                Centre Offshore                           2,381,284

                Centre Coinvestment                       1,754,425

         Each Security Agreement requires the applicable Borrower to cause the Pledged Value (as defined below) of its Pledged Shares to be maintained in an amount such that the Secured Obligations of such Borrower shall not at any time exceed 25% of the Pledged Value of its Pledged Shares (the "Collateral Requirement"). "Pledged Value" of the Pledged Shares means the aggregate current fair market value of the Pledged Shares plus the value of any Pledged Share Revenues (as defined below) consisting of cash or its equivalent held by the Lender and not delivered to such Borrower. The current fair market value of the Pledged Shares shall be determined by one of the following methods, to be selected by the Lender in its discretion: (i) by reference to the lowest bid prices therefor appearing on the appropriate pages of, at the Lender's option, the Telerate system or the Bloomberg system; (ii) if dealer bids are used, with reference to the lower of two or more bids (at least one of which shall be in writing) from NASD member dealers making markets in the Pledged Shares; (iii) by reference to any other source that commonly quotes values for such securities or
(iv) such other method as is reasonable and commonly applied in connection with similar assets. If at any time the Pledged Value of the Pledged Shares has decreased so as to result in any Borrower's failure to comply with the Collateral Requirement, such Borrower must, within two business days after receiving notice from the Lender, either (i) deliver to the Lender additional collateral satisfactory to the Lender that is sufficient to result in such Borrower's compliance with the Collateral Requirement or (ii) pay down the outstanding principal amount of such Borrower's Term Loan in an amount that is sufficient to result in such Borrower's compliance with the Collateral Requirement.

         Provided that the applicable Collateral Requirement is maintained and no event of default has occurred and is continuing, each Borrower shall have the right to exercise all voting rights and other consensual rights and powers with respect to its Pledged Shares; provided that such Borrower may not exercise any such right if, in the Lender's discretion, such action would have an adverse effect on the value of its Pledged Shares or otherwise adversely affect the security interest or other rights of the Lender under the Security Agreement. Upon the occurrence of an event of default, the Lender may exercise any voting and other rights with respect to all the Pledged Shares in such manner and to such extent as the Lender in its discretion determines to be necessary or appropriate, and each Borrower's rights and authority to exercise such voting and other rights will automatically terminate.

         So long as the Secured Obligations of any Borrower remain outstanding, all products, proceeds and revenues of or from the Pledged Shares, all substitutions for such shares and all additions thereto, including dividends (collectively, "Pledged Share Revenues"), will be delivered to the Lender and will be applied to satisfy such Borrower's Secured Obligations.

         Each Borrower agreed in its Security Agreement to keep its Pledged Shares free of all liens and interests, except for the liens granted to the Lender.

         Upon the occurrence and during the continuation of certain events of default described in the Security Agreements, the Lender may dispose of any or all of the Pledged Shares.

         The foregoing summaries of the Loan and Security Agreement, the Promissory Notes and the Security Agreements are qualified in their entirety by reference to the copies of such documents filed as exhibits herewith, each of which is incorporated herein by reference.

         The Centre Holders, Centre Partners LLC and Centre Management are parties to a Co-Investment Agreement dated September 25, 1996 (the "Co-Investment Agreement") with certain individuals, trusts and retirement savings accounts (the "Co-Investors"), which sets forth certain matters agreed to among the parties thereto with respect to their holdings in securities of the Company. The Co-Investor Agreement, among other things, allows the Co-Investors to join, and allows Centre Partners LLC to require the Co-Investors to join, in certain sales or transfers of shares of Common Stock. The Co-Investor Agreement also restricts the ability of the Co-Investors to sell, transfer, pledge, hypothecate monetize or otherwise dispose of Common Stock. In addition, each Co-Investor has granted Centre Partners LLC the power to exercise, or direct the exercise of, all voting and other rights of such Co-Investor at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or in expressing or withholding consent to any corporate action. The Co-Investment Agreement terminates at such time as the Centre Holders (including their respective successors and assigns, if any) hold less than 10% of the outstanding Common Stock.

         The foregoing summary of the Co-Investment Agreement is qualified in its entirety by reference to the copy of such agreement filed as an exhibit herewith, which is incorporated herein by reference.

     Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Statement is hereby amended by adding the following exhibits thereto:

         Exhibit 15: Loan and Security Agreement dated March 28, 2005 among [intentionally omitted], Centre Capital Investors II, L.P., Centre Capital Offshore Investors II, L.P. and Centre Partners Coinvestment L.P.*

         Exhibit 16: Promissory Note dated March 28, 2005 issued by Centre Capital Investors II, L.P.*

         Exhibit 17: Promissory Note dated March 28, 2005 issued by Centre Capital Offshore Investors II, L.P.*

         Exhibit 18: Promissory Note dated March 28, 2005 issued by Centre Partners Coinvestment L.P.*

         Exhibit 19: Security Agreement dated March 28, 2005 between Centre Capital Investors II, L.P. and [intentionally omitted].*

         Exhibit 20: Security Agreement dated March 28, 2005 between Centre Capital Offshore Investors II, L.P. and [intentionally omitted].*

         Exhibit 21: Security Agreement dated March 28, 2005 between Centre Partners Coinvestment L.P. and [intentionally omitted].*

         Exhibit 22: Co-Investment Agreement dated September 25, 1996 among Centre Partners II, L.L.C., Centre Partners Management LLC, Centre Capital Investors II, L.P., Centre Capital Offshore Investors II, L.P. and Centre Partners Coinvestment L.P. and the co-investors named therein.

* The identity and address of the lender under the Loan and Security Agreement, the payee under each Promissory Note and the secured party under each Security Agreement have been omitted in accordance with the provisions of Item 3 of Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2005

                               CENTRE CAPITAL INVESTORS II, L.P.

                                  By:   Centre Partners II, L.P.,
                                        its general partner


                                        By:   Centre Partners Management LLC,
                                              Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name: Scott Perekslis
                                                  Title: Managing Director

                               CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

                                  By:   Centre Partners II, L.P.,
                                        its general partner


                                        By:   Centre Partners Management LLC,
                                              Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name: Scott Perekslis
                                                  Title: Managing Director

                               CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                                  By:   Centre Partners II, L.P.,
                                        its general partner


                                        By:   Centre Partners Management LLC,
                                              Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name: Scott Perekslis
                                                  Title: Managing Director

                               CENTRE PARTNERS COINVESTMENT L.P.

                                  By:    Centre Partners II, L.L.C.,
                                         its general partner


                                         By:   Centre Partners Management LLC,
                                               Attorney-in-fact


                                              By: /s/ SCOTT PEREKSLIS
                                                  ------------------------------
                                                  Name: Scott Perekslis
                                                  Title: Managing Director

                               CENTRE PARTNERS II, L.P.

                                  By:    Centre Partners Management LLC,
                                         Attorney-in-fact


                                         By: /s/ SCOTT PEREKSLIS
                                             -----------------------------------
                                             Name: Scott Perekslis
                                             Title: Managing Director

                               CENTRE PARTNERS II, L.L.C.

                                  By:    Centre Partners Management LLC,
                                         Attorney-in-fact


                                         By: /s/ SCOTT PEREKSLIS
                                             -----------------------------------
                                             Name: Scott Perekslis
                                             Title: Managing Director

                               CENTRE PARTNERS MANAGEMENT LLC



                                  By: /s/ SCOTT PEREKSLIS
                                      ------------------------------------------
                                      Name: Scott Perekslis
                                      Title: Managing Director

                                                                      EXHIBIT 15


                           LOAN AND SECURITY AGREEMENT
                           ---------------------------
                                    Term Loan
                        (Just In Time Loan - Partnership)


     This LOAN AND SECURITY AGREEMENT dated March 28, 2005, for reference purposes only, is executed by and between [intentionally omitted] ("Bank"), on the one hand, and CENTRE CAPITAL INVESTORS II, L.P., a Delaware limited partnership ("CCI"), CENTRE PARTNERS COINVESTMENT, L.P., a Delaware limited partnership ("CPC"), and CENTRE CAPITAL OFFSHORE INVESTORS II, L.P., a limited partnership formed under the Limited Partnership Act, 1883, of Bermuda and the Exempt Partnership Act, 1992, of Bermuda ("CCOI"). (CCI, CPC and CCOI are referred to collectively as "Borrowers", and individually as "Borrower".) The exhibits attached hereto ("Exhibits") are incorporated herein by this reference, and this agreement and the Exhibits are referred to herein as the "Agreement."

                                    ARTICLE 1
                                    ---------

                                   DEFINITIONS
                                   -----------

     For purposes of the Loan Documents, capitalized terms not otherwise defined in this Agreement shall have the meanings provided below or in the Commercial Code.

     1.1 Agreement - means this Agreement and any extensions, supplements, amendments or modifications to this Agreement.

     1.2 Bank - means and refers to [intentionally omitted].

     1.3 Bank Expenses - means all reasonable costs and expenses incurred by Bank in connection with: (i) this Agreement or other Loan Documents; (ii) the transactions contemplated hereby or thereby; (iii) the enforcement of any rights hereunder or thereunder; (iv) the recordation or filing of any documents; (v) Bank's Attorneys' Fees; (vi) if applicable, the creation, perfection or enforcement of the lien on any item of Collateral; and (vii) any expenses incurred in any proceedings in the U.S. Bankruptcy Courts in connection with any of the foregoing.

     1.4 Bankruptcy Code - means the U. S. Bankruptcy Code as now enacted or hereafter amended.

     1.5 Borrower Resolution - means the resolution, consent or other written authorization executed by such Borrower's governing board, partner(s), member(s), manager(s) or officer(s), as the case may be, authorizing such Borrower to execute and deliver this Agreement and the other Loan Documents and to enter into the transactions contemplated hereby and thereby, in form and content acceptable to Bank.

     1.6 Borrower's Books - means all of a Borrower's books and records including, but not limited to: minute books, ledgers, and records indicating, summarizing or evidencing such Borrower's assets, liabilities, the Collateral, the Obligations, and all information relating thereto; records indicating, summarizing or evidencing such Borrower's business operations or financial condition; and all computer programs, disc or tape files, printouts, runs, and other computer prepared information and the equipment containing such information.

     1.7 Business Day - means any day other than a day on which commercial banks are authorized or required by law to close in the State of New York.

     1.8 Capital Call - means any demand or request submitted by the relevant Partnership to any of its Limited Partners or General Partners to make a Capital Contribution or to make a payment on a Capital Commitment.

     1.9 Capital Contribution - means for any Limited Partner and any General Partner, the sum of the net amount of cash and the Fair Market Value (as described in the relevant Partnership Agreement) of any other property contributed by such Partner to the capital, or equity, of the relevant Partnership.

     1.10 Capital Commitment - means for any Limited Partner and any General
Partner: (i) the total amount of cash and/or property required to be contributed by such Partner to the capital of any Partnership, as described in the applicable Partnership Agreement, and (ii) all rights to payment owed to the relevant Partnership by the General Partners and/or the Limited Partners in connection with the relevant Partnership Agreement, and (iii) all other amounts owed to the relevant Partnership by, and any other payments due to the relevant Partnership from any of its General Partners and/or Limited Partners whether or not specifically identified in the relevant Partnership Agreement as contributions to the capital of the relevant Partnership.

     1.11 Commercial Code - means the Uniform Commercial Code, as now enacted or hereafter amended, applicable in the State of New York.

     1.12 Collateral - means, with respect to each Borrower, the collateral identified in Exhibit B-1, B-2 or B-3, as applicable.

     1.13 Designated Representative - is the person(s) identified in the relevant Borrower Resolution or otherwise agreed by Borrower in writing.

     1.14 Disbursement Date - means the first date on which proceeds of the respective Loan are disbursed by Bank to the respective Borrower.

     1.15 Distribution - means: (i) any payment, dividend or distribution arising from or in connection with any capital or equity investment in a Borrower; and (ii) any return of capital or return of any investment in such Borrower.

     1.16 Exhibit - has the meaning ascribed to such term in the preamble to this Agreement.

     1.17 FATS - means Firearms Trading Systems, Inc.

     1.18 General Partner(s) - means those individuals or entities denominated general partners of a Borrower under or by reason of the relevant Partnership Agreement.

     1.19 Governmental Authorities - means: (i) the United States; (ii) the state, county, city or other political subdivision; (iii) all other governmental or quasi-governmental authorities, boards, bureaus, agencies, commissions, departments, administrative tribunals, instrumentalities and authorities; and
(iv) all judicial authorities and public utilities regulating authorities having or exercising jurisdiction over a Borrower, such Borrower's assets or the Collateral. The term "Governmental Authority" means any one of the Governmental Authorities.

     1.20 Governmental Permits - means all permits, approvals, licenses and authorizations now or hereafter issued by any Governmental Authority for or in connection with the conduct of a Borrower's business or the ownership or use by such Borrower of its properties and the Collateral.

     1.21 Governmental Requirements - means all existing and future laws, ordinances, rules, regulations, orders, and requirements of all Governmental Authorities applicable to a Borrower, the Collateral or any of such Borrower's assets or properties.

     1.22 Insolvency Proceeding - means any proceeding commenced by or against any Person, including any Borrower, under any provision of the federal Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including, but not limited to, assignments for the benefit of creditors, formal or informal moratoriums, compositions or extensions with some or all creditors.

     1.23 Limited Partner(s) - means those individuals or entities denominated limited partners of a Borrower under or by reason of the relevant Partnership Agreement.

     1.24 Liquid Assets - means the following assets of a Borrower: (i) cash and certificates of deposit; (ii) treasury bills and other obligations of the federal government; and (iii) readily marketable securities (including commercial paper, but excluding restricted stock and stock subject to the provisions of Rule 144 of the Securities and Exchange Commission).

     1.25 Liquidation Distribution - means any Distribution arising from the liquidation or termination or winding down of a Borrower.

     1.26 Loan Closing - means the first date on which all or any part of the proceeds of a Term Loan are initially disbursed by Bank to or for the benefit of the respective Borrower.

     1.27 Loan Documents - means this Agreement and all other documents now or hereafter executed by a Borrower or any other Person and delivered to Bank at Bank's request in connection with the transactions contemplated in this Agreement, and all extensions, renewals, modifications and replacements of any or all of such documents.

     1.28 Note - means: (i) a promissory note or notes executed in connection herewith and all extensions, renewals, modifications and replacements thereof; and (ii) any additional note or notes now or hereafter executed by any Borrower in favor of Bank which specifically recite that they arise out of the Loan Documents, and all extensions, renewals, modifications and replacements thereof.

     1.29 Obligations - means, with respect to each Borrower, all debts, obligations and liabilities of such Borrower to Bank under or in connection with this Agreement, any Note executed by such Borrower, and such Borrower's obligations under any of the other Loan Documents, regardless whether such Obligations are currently existing or hereafter created, whether liquidated or unliquidated, including reasonable Attorneys' Fees. Notwithstanding anything to the contrary contained in the Loan Documents, the term "Obligations" shall not include any debts that are or may hereafter constitute "consumer credit" which is subject to the disclosure requirements of the federal Truth-In Lending Act (15 U.S.C. Section 1601, et seq.) or any similar state law in effect from time to time, unless Bank and such Borrower shall otherwise agree in a separate written agreement.

     1.30 Organizational Agreements - means the formation and organizational documents of any partnership, limited liability company, corporation or other legal entity.

     1.31 Partnership - means either CCI, CPC or CCOI as the case may be.

     1.32 Permitted Liens - means any and all of the following: (i) liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; and (ii) any other liens and encumbrances agreed to in writing by Bank.

     1.33 Person - means any natural person or any entity, including any corporation, partnership, joint venture, trust, limited liability company, unincorporated organization, trustee, or Governmental Authority.

     1.34 Partnership Agreement - means each of the Borrowers' Limited Partnership Agreements as defined in Exhibit B-1, B-2 or B-3, as applicable.

     1.35 Pledge Agreement - means the Security Agreement (Stocks/Bonds) executed by either CCI, CPC or CCOI pursuant to Section 3.1(d), 3.2(d) and 3.3(d), respectively.

     1.36 Stock Collateral - means the collateral identified in the respective Pledge Agreement.

     1.37 Term Loan - means either of the CCI Loan, the CPC Loan or the CCOI Loan, as applicable.

                                    ARTICLE 2
                                    ---------

                              LOAN AMOUNT AND TERMS
                              ---------------------

     2.1 CCI Term Loan.
         -------------

          (a) Subject to and upon the terms and conditions of this Agreement and so long as no Event of Default has occurred, Bank agrees to make a term loan ("CCI Loan") to CCI in the original principal amount of TWO MILLION FIVE HUNDRED AND FIFTY THOUSAND DOLLARS ($2,550,000). All amounts outstanding under the CCI Loan shall be due and payable on March 28, 2006 or such later date as CCI and Bank may agree (the "CCI Loan Maturity Date").

          (b) CCI may obtain advances of principal under the CCI Loan ("CCI Advances") from time to time upon the oral or written request to Bank of a Designated Representative of CCI. Any request for a CCI Advance shall be made at least one (1) Business Day prior to the requested date for such CCI Advance, specifying the amount of the requested CCI Advance. Bank shall render monthly statements of amounts owing by CCI under the CCI Loan, including statements of all principal, interest, fees and Bank Expenses owing, and such statement shall, absent manifest error, be presumed to be correct and accurate and constitute an account stated between CCI and Bank unless, within thirty (30) days after receipt thereof by CCI at the address specified below, CCI shall deliver to Bank, by registered or certified mail, at Bank's place of business indicated in Exhibit A, written objection thereto specifying the alleged error or errors contained in such statement.

          (c) CCI hereby expressly authorizes Bank to rely on any request for a CCI Advance made by any CCI Designated Representative so long as the proceeds of the CCI Advance are deposited by Bank into CCI's Account identified on Exhibit
A. CCI agrees that it, solely, shall bear the risk that any such CCI Advance was not so authorized. All Advances shall be conclusively presumed to have been made for the benefit of CCI when said CCI Advances are deposited into CCI's Account.

          (d) Absent acceleration, accrued interest on the CCI Loan shall be paid monthly; and principal shall be paid at maturity except as follows. To the extent that (i) any payments are made in connection with any Capital Calls or Capital Commitments under CCI's Partnership Agreement with respect of any CCI Stock Collateral and/or (ii) any CCI Stock Collateral is sold or otherwise disposed of pursuant to the CCI Pledge Agreement, all payments and/or proceeds paid shall be immediately and directly delivered to Bank and shall be applied to the principal outstanding on the CCI Loan and thereafter to any interest and Bank Expenses thereon.

          (e) The terms of the CCI Loan shall be reflected in and incorporated into a separate promissory note ("CCI Note") which shall be subject to the terms of this Agreement. Interest on the Loan shall accrue as specified in the Note. CCI shall execute the CCI Note as Borrower. CCI hereby agrees to make payments on the CCI Loan as specified in the CCI Note.

     2.2 CPC Term Loan.
         -------------

          (a) Subject to and upon the terms and conditions of this Agreement and so long as no Event of Default has occurred, Bank agrees to make a term loan ("CPC Loan") to CPC in the original principal amount of THREE HUNDRED AND FIFTY-FIVE THOUSAND DOLLARS ($355,000). All amounts outstanding under the Loan shall be due and payable on March 28, 2006 or such later date as CPC and Bank may agree (the "CPC Maturity Date").

          (b) CPC may obtain advances of principal under the CPC Loan ("CPC Advances") from time to time upon the oral or written request to Bank of a Designated Representative of CPC. Any request for a CPC Advance shall be made at least one (1) Business Day prior to the requested date for such CPC Advance, specifying the amount of the requested CPC Advance. Bank shall render monthly statements of amounts owing by CPC under the CPC Loan, including statements of all principal, interest, fees and Bank Expenses owing, and such statement shall, absent manifest error, be presumed to be correct and accurate and constitute an account stated between CPC and Bank unless, within thirty (30) days after receipt thereof by CPC at the address specified below, CPC shall deliver to Bank, by registered or certified mail, at Bank's place of business indicated in Exhibit A, written objection thereto specifying the alleged error or errors contained in such statement.

          (c) CPC hereby expressly authorizes Bank to rely on any request for a CPC Advance made by any Designated Representative of CPC so long as the proceeds of the CPC Advance are deposited by Bank into CPC's Account identified on Exhibit A. CPC agrees that it, solely, shall bear the risk that any such CPC Advance was not so authorized. All CPC Advances shall be conclusively presumed to have been made for the benefit of all Borrowers when said CPC Advances are deposited into CPC's Account.

          (d) Absent acceleration, accrued interest on the CPC Loan shall be paid monthly; and principal shall be paid at maturity except as follows. To the extent that (i) any payments are made in connection with any Capital Calls or Capital Commitments under CPC's Partnership Agreement with respect of any CPC Stock Collateral and/or (ii) any CPC Stock Collateral is sold or otherwise disposed of pursuant to the CPC Pledge Agreement, all payments and/or proceeds paid shall be immediately and directly delivered to Bank and shall be applied to the principal outstanding on the CPC Loan and thereafter to any interest and Bank Expenses thereon.

          (e) The terms of the CPC Loan shall be reflected in and incorporated into a separate promissory note ("CPC Note") which shall be subject to the terms of this Agreement. Interest on the CPC Loan shall accrue as specified in the CPC Note. CPC shall execute the CPC Note as Borrower. CPC hereby agrees to make payments on the CPC Loan as specified in the CPC Note.

     2.3 CCOI Term Loan.
         --------------

          (a) Subject to and upon the terms and conditions of this Agreement and so long as no Event of Default has occurred, Bank agrees to make a term loan ("CCOI Loan") to Borrower in the original principal amount of FIVE HUNDRED THIRTY THOUSAND DOLLARS ($530,000). All amounts outstanding under the Loan shall be due and payable on March 28, 2006 or such later date as CCOI and Bank may agree (the "CCOI Maturity Date").

          (b) CCOI may obtain advances of principal under the CCOI Loan ("CCOI Advances") from time to time upon the oral or written request to Bank of a Designated Representative of CCOI. Any request for a CCOI Advance shall be made at least one (1) Business Day prior to the requested date for such CCOI Advance, specifying the amount of the requested CCOI Advance. Bank shall render monthly statements of amounts owing by CCOI under the CCOI Loan, including statements of all principal, interest, fees and Bank Expenses owing, and such statement shall, absent manifest error, be presumed to be correct and accurate and constitute an account stated between CCOI and Bank unless, within thirty (30) days after receipt thereof by CCOI at the address specified below, CCOI shall deliver to Bank, by registered or certified mail, at Bank's place of business indicated in Exhibit A, written objection thereto specifying the alleged error or errors contained in such statement.

          (c) CCOI hereby expressly authorizes Bank to rely on any request for a CCOI Advance made by any Designated Representative of CCOI so long as the proceeds of the CCOI Advance are deposited by Bank into CCOI's Account identified on Exhibit A. CCOI agrees that it, solely, shall bear the risk that any such CCOI Advance was not so authorized. All Advances shall be conclusively presumed to have been made for the benefit of CCOI when said CCOI Advances are deposited into CCOI's Account.

          (d) Absent acceleration, accrued interest on the CCOI Loan shall be paid monthly; and principal shall be paid at maturity except as follows. To the extent that (i) any payments are made in connection with any Capital Calls or Capital Commitments under CCOI's Partnership Agreement with respect of any CCOI Stock Collateral and/or (ii) any CCOI Stock Collateral is sold or otherwise disposed of pursuant to the CCOI Pledge Agreement, all payments and/or proceeds paid shall be immediately and directly delivered to Bank and shall be applied to the principal outstanding on the CCOI Loan and thereafter to any interest and Bank Expenses thereon.

          (e) The terms of the CCOI Loan shall be reflected in and incorporated into a separate promissory note ("CCOI Note") which shall be subject to the terms of this Agreement. Interest on the CCOI Loan shall accrue as specified in the CCOI Note. CCOI shall execute the CCOI Note as Borrower. CCOI hereby agrees to make payments on the CCOI Loan as specified in the CCOI Note.

     2.4 Fees and Expenses. Borrowers shall pay to Bank a loan fee and other fees, if any, in the amount shown on Exhibit A. In addition, each Borrower agrees to reimburse Bank for any and all Bank Expenses and hereby authorizes and approves all advances and payments by Bank for items constituting Bank Expenses relating to the Term Loan extended to such Borrower.

     2.5 Application of Payments. Upon the occurrence of an Event of Default, Bank, at its option, shall have the right to apply all payments made by a Borrower under this Agreement or other Loan Documents to principal, interest, and other Bank Expenses owed by such Borrower in such order and amounts as Bank may determine in its sole discretion.

                                    ARTICLE 3
                                    ---------

                                SECURITY INTEREST
                                -----------------

     3.1 CCI Grant of Lien.
         -----------------

          (a) Grant. To secure payment and performance of CCI's Obligations, CCI hereby grants to Bank a continuing valid, first priority security interest in
(i) all present and future CCI Collateral, as defined in Exhibit B-1, now owned or hereafter acquired by CCI, and (ii) the CCI Account. Upon the full and final payment of CCI's Obligations and termination of this Agreement, Bank shall take such actions as reasonably requested by CCI to release and terminate the security interests, liens and assignments created in this Section.

          (b) Collection of Capital Contributions and Capital Commitments.

               i. CCI shall take such steps as are reasonably requested by Bank for the payment of all CCI Capital Contributions and payments on Capital Calls and Capital Commitments into the CCI Account specified in Exhibit A.

               ii. CCI shall provide Bank with notice of all CCI Capital Calls submitted to the Limited Partners and General Partners of CCI, the date thereof, and the investment for which such Capital Calls are intended by CCI.

               iii. Collections on CCI Capital Calls intended for FATS shall be applied to reduce the amount outstanding under the CCI Loan whether or not an Event of Default has occurred. Absent the occurrence of an Event of Default which is continuing, collections on CCI Capital Calls intended for investments other than FATS will not be required to be applied to the CCI Obligations.

               iv. Upon the occurrence of an Event of Default which is continuous CCI will comply with all demands and instructions of Bank in connection with making and collecting all CCI Capital Calls and CCI Capital Commitments of any type upon, and from, all CCI Limited Partners and General Partners. All collections from such CCI Capital Calls and CCI Capital Commitments shall be deposited into the CCI Account.

               v. Upon the occurrence of an Event of Default which is continuing, Bank is hereby authorized to, and shall thereupon, collect all funds in the CCI Account and apply such funds to the CCI Obligations.

          (c) Right to Purchase. If a Limited Partner of CCI fails to make a Capital Contribution or Capital Commitments when due under CCI's Partnership Agreement (a "Defaulting Limited Partner") and after the other existing Limited Partners and the General Partners of CCI decline to purchase the interest of the CCI Defaulting Limited Partner in the CCI, Bank or its designee shall have the right, but in no event the obligation, as part of a foreclosure thereon to exercise CCI's right to purchase the interest of the Defaulting Limited Partner in CCI only after CCI has failed to exercise its remedies as specified in its Partnership Agreement. Neither Bank nor its designee has a duty to make such purchase and presently has no intention to make such purchase. Nothing in this
Section 3.1 shall be deemed to constitute Bank's agreement to waive an Event of Default or to forbear from exercising its rights and remedies in connection with an Event of Default.

          (d) Pledge Agreement. Concurrently CCI shall execute a Security Agreement ("CCI Pledge Agreement") in form and substance reasonably acceptable to Bank, granting Bank a lien on certain shares of stock in Firearms Training Systems, Inc. which are held by CCI.

     3.2 CPC Grant of Lien.
         -----------------

          (a) Grant. To secure payment and performance of CPC's Obligations, CPC hereby grants to Bank a continuing valid, first priority security interest in
(i) all present and future CPC Collateral, as defined in Exhibit B-2, now owned or hereafter acquired and (ii) the CPC Account. Upon the full and final payment of CPC's Obligations and termination of this Agreement, Bank shall take such actions as reasonably requested by CPC to release and terminate the security interests, liens and assignments created in this Section.

          (b) Collection of Capital Contributions and Capital Commitments.

               i. CPC shall take such steps as are reasonably requested by Bank for the payment of all CPC Capital Contributions and payments on Capital Calls and Capital Commitments into the CPC Account specified in Exhibit A.

               ii. CPC shall provide Bank with notice of all CPC Capital Calls submitted to the Limited Partners and General Partners of CPC, the date thereof, and the investment for which such Capital Calls are intended by CPC.

               iii. Collections on CPC Capital Calls intended for FATS shall be applied to reduce the amount outstanding under the CPC Loan whether or not an Event of Default has occurred. Absent the occurrence of an Event of Default which is continuing, collections on CPC Capital Calls intended for investments other than FATS will not be required to be applied to the CPC Obligations.

               iv. Upon the occurrence of an Event of Default which is continuous CPC will comply with all demands and instructions of Bank in connection with making and collecting all CPC Capital Calls and CPC Capital Commitments of any type upon, and from, all CPC Limited Partners and General Partners. All collections from such CPC Capital Calls and CPC Capital Commitments shall be deposited into the CPC Account.

               v. Upon the occurrence of an Event of Default which is continuing, Bank is hereby authorized to, and shall thereupon, collect all funds in the CPC Account and apply such funds to the CPC Obligations.

          (c) Right to Purchase. If a Limited Partner of CPC fails to make a Capital Contribution or Capital Commitments when due under CPC's Partnership Agreement (a "Defaulting Limited Partner") and after the other existing Limited Partners and the General Partners of CPC decline to purchase the interest of the Defaulting Limited Partner in CPC, Bank or its designee shall have the right, but in no event the obligation, as part of a foreclosure thereon to exercise CPC's right to purchase the interest of the Defaulting Limited Partner in CPC only after CPC has failed to exercise its remedies as specified in its Partnership Agreement. Neither Bank nor its designee has a duty to make such purchase and presently has no intention to make such purchase. Nothing in this
Section 3.2 shall be deemed to constitute Bank's agreement to waive an Event of Default or to forbear from exercising its rights and remedies in connection with an Event of Default.

          (d) Pledge Agreement. Concurrently CPC shall execute a Security Agreement ("CPC Pledge Agreement") in form and substance reasonably acceptable to Bank granting Bank a lien on certain shares of stock in Firearms Training Systems, Inc. which are held by CPC.

     3.3 CCOI Grant of Lien.
         ------------------

          (a) Grant. To secure payment and performance of CCOI's Obligations, CCOI hereby grants to Bank a continuing valid, first priority security interest in (i) all present and future CCOI Collateral, as defined in Exhibit B-3, now owned or hereafter acquired and (ii) the CCOI Account. Upon the full and final payment of CCOI's Obligations and termination of this Agreement, Bank shall take such actions as reasonably requested by CCOI to release and terminate the security interests, liens and assignments created in this Section.

          (b) Collection of Capital Contributions and Capital Commitments.

               i. CCOI shall take such steps as are reasonably requested by Bank for the payment of all CCOI Capital Contributions and payments on Capital Calls and Capital Commitments into the CCOI Account specified in Exhibit A.

               ii. CCOI shall provide Bank with notice of all CCOI Capital Calls submitted to the Limited Partners and General Partners of CCOI, the date thereof, and the investment for which such Capital Calls are intended by CCOI.

               iii. Collections on CCOI Capital Calls intended for FATS shall be applied to reduce the amount outstanding under the CCOI Loan whether or not an Event of Default has occurred. Absent the occurrence of an Event of Default which is continuing, collections on CCOI Capital Calls intended for investments other than FATS will not be required to be applied to the CCOI Obligations.

               iv. Upon the occurrence of an Event of Default which is continuous CCOI will comply with all demands and instructions of Bank in connection with making and collecting all CCOI Capital Calls and CCOI Capital Commitments of any type upon, and from, all CCOI Limited Partners and General Partners. All collections from such CCOI Capital Calls and CCOI Capital Commitments shall be deposited into the CCOI Account.

               v. Upon the occurrence of an Event of Default which is continuing, Bank is hereby authorized to, and shall thereupon, collect all funds in the CCOI Account and apply such funds to the CCOI Obligations.

          (c) Right to Purchase. If a Limited Partner of CCOI fails to make a Capital Contribution or Capital Commitments when due under CCOI's Partnership Agreement (a "Defaulting Limited Partner") and after the other existing Limited Partners and the General Partners of CCOI decline to purchase the interest of the Defaulting Limited Partner in CCOI, Bank or its designee shall have the right, but in no event the obligation, as part of a foreclosure thereon to exercise CCOI's right to purchase the interest of the Defaulting Limited Partner in CCOI only after CCOI has failed to exercise its remedies as specified in its Partnership Agreement. Neither Bank nor its designee has a duty to make such purchase and presently has no intention to make such purchase. Nothing in this
Section 3.3 shall be deemed to constitute Bank's agreement to waive an Event of Default or to forbear from exercising its rights and remedies in connection with an Event of Default.

          (d) Pledge Agreement. Concurrently CCOI shall execute a Security Agreement ("CCOI Pledge Agreement") in form and substance reasonably acceptable to Bank granting Bank a lien on certain shares of stock in Firearms Training Systems, Inc. which are held by CCOI.

                                    ARTICLE 4
                                    ---------

                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

     Until Bank is repaid in full, each Borrower makes the following representations and warranties as to itself:

     4.1 Existence. Such Borrower is duly organized, validly existing and in good standing under the laws of the state or jurisdiction in which it is organized, and is qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires qualification as a foreign entity.

     4.2 Authority. This Agreement and each of the other Loan Documents executed by Borrower have been duly authorized by such Borrower and, upon execution and delivery thereof, and assuming the due authorization, execution and delivery thereof by the other parties hereof and thereto, will constitute legal, valid and binding agreements and obligations of such Borrower, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance or transfer, reorganization, moratorium and similar law affecting creditors' rights and remedies generally, and subject to general principles of equity.

     4.3 Borrower. In Exhibit A: (i) the full and correct name and address; (ii) state of incorporation or formation; and (iii) all trade names for such Borrower, are complete and accurate.

     4.4 Partnership Agreement; Organizational Agreements. Each of the Partnership Agreement and/or Organizational Agreements delivered to the Bank by, or for, such Borrower is a true, correct and complete copy of such document.

     4.5 No Conflicts. The execution, delivery and performance by such Borrower of this Agreement and the other Loan Documents and the granting of any liens by such Borrower shall not: (i) violate any Governmental Requirements applicable to such Borrower; (ii) constitute a breach of any provision contained in the organizational papers of such Borrower; or (iii) constitute an event of default under any agreement to which such Borrower is now a party or by which such Borrower may be bound.

     4.6 Financial Information. All financial and other information that has been or will be supplied to Bank by such Borrower is sufficiently complete to give Bank accurate knowledge of such Borrower's financial condition and is a true statement of such Borrower's financial condition and reflects any and all material contingent liabilities.

     4.7 Lawsuits. There is no material lawsuit, tax claim or adjustment, or other dispute, pending or threatened against such Borrower, its property or any of its businesses, or the Collateral.

     4.8 Compliance and Taxes. Such Borrower is in compliance with all material Governmental Requirements and has satisfied, prior to delinquency, all taxes due or payable by such Borrower or assessed on the Collateral, unless disputed in good faith.

     4.9 Permits, Franchises. Such Borrower possesses, and will maintain, all material Governmental Permits, memberships, franchises, contracts and licenses required and all trademark rights, trade names, trade name rights, patents, patent rights and fictitious name rights necessary to enable such Borrower to conduct the business in which such Borrower is now engaged without conflict with the rights of others.

     4.10 Transaction. The Term Loan to be extended to such Borrower is not being incurred, and no item of such Borrower's Collateral is being held or has been acquired primarily for personal, family or household purposes. No Borrower is engaged in the business of extending credit for the purpose of purchasing or carrying any "margin stock" (as defined in Regulation U of the Board of Governors of the Federal Reserve System), and no part of the proceeds of the Term Loan extended to such Borrower shall be used by such Borrower in a manner which would be in violation of Regulation U of the Board of Governors of the Federal Reserve System.

     4.11 No Defaults. There is no default by such Borrower on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation to which it is a party.

     4.12 Title to Assets. If such Borrower purports to grant a lien on any asset under this Agreement, such Borrower has and at all times will have: (i) good, marketable and indefeasible title to such Collateral, free and clear of all liens, claims, encumbrances, or other security interests except Permitted Liens; and (ii) the right to grant the security interest in such Collateral.

     4.13 No Offsets or Defenses. If such Borrower purports to grant a lien on any asset under this Agreement, each account, right to payment, instrument, document, chattel paper and other item of such Borrower's Collateral is (or will be when arising or issued) the valid and legally enforceable obligation, subject to no defense or set off (other than those arising in the ordinary course of business) of the obligor named therein. All outstanding Capital Calls and all Capital Commitments under such Borrower's Partnership Agreement are currently in full force and effect and free from any right of offset or other defense.

     4.14 Investment Company Compliance. Such Borrower shall not become an "investment company" or a company controlled by an "investment company," under the Investment Company Act of 1940 or undertake as one of its important activities extending credit to purchase or carry margin stock, or use the proceeds of the Loan for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction (as defined in ERISA) to occur, fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to cause a material adverse change in such Borrower's financial condition.

     4.15 Continuing and Cumulative Warranties. The warranties and representations of such Borrower set forth in this Section and in any other Loan Document to which such Borrower is a party shall be true and correct in all material respects at the time of execution of this Agreement or such other Loan Document and shall constitute continuing representations and warranties as long as any of such Borrower's Obligations remain unpaid or unperformed. The warranties and representations shall be cumulative and in addition to any other warranties and representations which such Borrower shall give, or cause to be given, to Bank, now or hereafter.

                                    ARTICLE 5
                                    ---------

                                    COVENANTS
                                    ---------

     Each Borrower agrees as for itself, until the Term Loan extended by the Bank to such Borrower is repaid in full or the Loan Documents are terminated with respect to such Borrower, whichever occurs first:

     5.1 Accounting Methods; Books and Records. Such Borrower shall: (i) maintain a standard and modern system of accounting in accordance with generally accepted accounting principles or such other accounting principles as agreed to by Bank, consistently applied during the term of such Term Loan; (ii) not modify or change its method of accounting; and (iii) permit Bank and any of Bank's representatives, on demand, during usual business hours, and after 5 days advance notice, to have access to and examine such Borrower's Books. Such Borrower irrevocably authorizes all accountants and auditors employed by it to respond to and answer all requests from Bank for financial and other information.

     5.2 Existence. Such Borrower shall maintain its existence in good standing under the laws of the state or jurisdiction of its organization and maintain its qualification as a foreign entity in each jurisdiction in which the nature of its business requires such qualification.

     5.3 Use of Proceeds. Each Borrower shall use the proceeds of the Term Loan extended to it only for business purposes to provide bridge financing for the pending receipt of (i) the equity contributions from the Partners or (ii) proceeds from such Borrower's Stock Collateral.

     5.4 Change. Such Borrower shall not: (i) without thirty (30) days' prior written consent of Bank, change its name, business structure, identity or state of formation, or dissolve, suspend business, liquidate, or merge with any other entity; (ii) without thirty (30) days' prior written consent of Bank, amend, modify or waive any material provision in its Partnership Agreement (other than the addition of other Limited Partners and General Partners) including, without limitation, the provisions relating to Capital Calls, Capital Commitments, and Capital Contributions; (iii) without thirty (30) days' prior written notice to Bank, change the location of its business; (iv) transfer or sell any of its assets other than in the ordinary course of business; or (v) purchase or lease all or the greater part of the assets or business of another.

     5.5 Reliance by Bank. Bank may conclusively presume that all oral or written requests, statements, information, certifications, and representations submitted or made by such Borrower to Bank in connection with the Term Loan extended to such Borrower are true and correct, and Bank shall be entitled to rely thereon, without investigation or inquiry of any kind, in disbursing Loan proceeds and taking or refraining from taking any other action in connection with such Term Loan.

     5.6 Further Assurances. Upon Bank's request, such Borrower, at such Borrower's expense, shall: (i) execute (or re-execute) and deliver such further documents and notices reasonably satisfactory to Bank and take any action requested by Bank to carry out the intent of this Agreement and the other Loan Documents as such are applicable to such Borrower; and (ii) provide such reports and information available to such Borrower concerning its business and financial condition and its Collateral.

     5.7 Financial Information. Such Borrower shall deliver or cause to be delivered to Bank within ten (10) days of a written request from Bank, updated financial information. Such Borrower shall promptly notify Bank of any adverse change in the financial condition of Borrower. Such Borrower acknowledges that, if this Agreement is extended beyond its original one-year term, Bank will review its credit annually and authorizes Bank to make whatever inquiries it deems necessary and appropriate, including for the purposes of verifying or checking on any information given and evaluating such Borrower's credit and re-verifying its credit from time to time, including obtaining credit bureau reports.

     5.8 Insurance. Such Borrower shall maintain insurance against such casualties, risks and liabilities, in such forms and for such amounts as are required by Bank. The form and substance of all such insurance policies ("Policy") shall be reasonably acceptable to Bank and maintained with insurers reasonably acceptable to Bank. Upon Bank's written request, such Borrower shall provide Bank with evidence satisfactory to Bank regarding the maintenance of the insurance required by this Section. If such Borrower fails to provide or pay for any such Policy, Bank, at its option and in its discretion, shall have the right, but not the obligation, to obtain the same at such Borrower's expense.

     5.9 Maintenance of Properties. Such Borrower shall: (i) maintain its properties in good condition and repair, normal depreciation excepted; (ii) not misuse or permit misuse of any of its properties or its Collateral; and (iii) not use or permit use of any of its properties or its Collateral for any unlawful purpose or in any negligent manner or outside the ordinary course of business.

     5.10 Liens. Such Borrower shall keep all of its assets free of all liens, except the liens granted to Bank under the Loan Documents and Permitted Liens.

     5.11 Capital Calls, Capital Commitments and Capital Contributions.

          (a) Such Borrower shall not sell assign, encumber, lease or transfer in any way all or any right to make or enforce Capital Calls or Capital Commitments or future Capital Contributions.

          (b) Such Borrower shall provide Bank a notice certified by a Designated Representative that a Capital Contribution or Capital Commitment has been requested from, or a Capital Call has been made upon, any Limited Partners or any General Partners of such Borrower, within ten (10) days of each Capital Contribution or Capital Commitment requested or Capital Call.

          (c) Absent the occurrence of an Event of Default and action by Bank to collect the Capital Commitments and/or the Capital Contributions under such Borrower's Partnership Agreement, such Borrower shall enforce all of its rights under its Partnership Agreement and the collection of all Capital Commitments and Capital Contributions and Capital Calls in accordance with its past business practice.

          (d) Whether or not an Event of Default has occurred, such Borrower shall arrange for the delivery of payments on all Capital Calls and Capital Commitments under such Borrower's Partnership Agreement to be made directly to such Borrower's Account at the Bank.

     5.12 Solvency. Upon execution and delivery of this Agreement, such Borrower is solvent such that the total value of its assets will exceed its liabilities (contingent and non-contingent) and will be able to pay its debts as they come due.

     5.13 Taxes. Unless contested in good faith, such Borrower shall pay all taxes prior to becoming delinquent.

     5.14 Delivery. On Bank's request (before or after an Event of Default), such Borrower shall deliver to Bank any instrument, document or chattel paper constituting Collateral of such Borrower, duly endorsed or assigned by such Borrower.

     5.15 Fixtures. Such Borrower shall not permit any of its Collateral to be affixed to any real property without first assuring that the Bank's lien will be senior to any other interest then or thereafter held by any lien holder or owner of the real property.

     5.16 Pension Plans. Such Borrower shall pay all amounts necessary to fund all of its employee benefit plans in accordance with their terms, and shall not permit the occurrence of any event with respect to any such plan which would result in its liability, including any liability to the Pension Benefit Guaranty Corporation or any other Governmental Authority.

     5.17 Compliance with Applicable Laws. Such Borrower shall at all times comply with and keep in effect all material Governmental Permits relating to it, its Collateral, and its other assets. Such Borrower shall at all times comply with and shall cause its Collateral to comply with: (i) all material Governmental Requirements; (ii) all requirements and orders of all judicial authorities which have jurisdiction over such Borrower or its Collateral; and
(iii) all covenants, conditions, restrictions and other documents relating to such Borrower or its Collateral.

     5.18 Notifications. Such Borrower shall promptly notify Bank of: (i) any material adverse change in its financial condition and of any condition or event which constitutes a breach of or Event of Default of such Borrower under this Agreement; (ii) any material pending, threatened or imminent litigation, governmental investigations or claims, complaints, actions or prosecutions involving such Borrower; and (iii) any material loss of or damage to any of such Borrower's Collateral.

     5.19 Distributions.

          (a) Prior to the occurrence of an Event of Default hereunder with respect to the Term Loan extended to such Borrower or with respect to such Borrower, such Borrower may make any Distribution (other than Liquidation Distributions) which it has customarily made to its Limited Partners and General Partners in the ordinary course of such Borrower's business. Following the occurrence of an Event of Default with respect to the Term Loan extended to such Borrower or with respect to such Borrower, such Borrower shall not make any Distributions to its Limited Partners or General Partners.

          (b) Prior to the occurrence of an Event of Default hereunder which is continuing: (i) each Borrower shall provide written notice of any sale or other liquidation of any investment of such Borrower; (ii) each Borrower may use proceeds of such sale or liquidation in the ordinary course of its business; and
(iii) each Borrower shall not make a distribution of the proceeds of any such sale or liquidation to any of its Limited Partners or General Partners without the consent of Bank, which consent will not be unreasonably withheld, if the market value of such Borrower's remaining investments after such sale or liquidation is less than (A) $42,500,000 with respect to CCI, (B) $7,500,000 with respect to CCP, or (C) $7,500,000 with respect to CCOI.

                                    ARTICLE 6
                                    ---------

                                EVENT OF DEFAULT
                                ----------------

     The occurrence of any of the following shall constitute an "Event of Default" under this Agreement, at the option of Bank:

     6.1 Failure to Pay. If any Borrower fails to make (i) a payment under this Agreement or any Note executed by such Borrower in connection with this Agreement when due or (ii) a payment of principal, interest and any other amount, in each case, within 5 days from the date such payment was due.

     6.2 Failure to Perform. If any Borrower fails to perform any obligation or covenant or comply with any requirement under this Agreement or other Loan Document beyond any applicable cure period or the occurrence of an Event of Default under any other Loan Document.

     6.3 Misrepresentation. If any statement, information, certification, representation or warranty, whether oral or written, made by any Borrower to Bank is materially false or misleading.

     6.4 Insolvency. If a voluntary Insolvency Proceeding is commenced by any Borrower; or if an involuntary Insolvency Proceeding is commenced against any Borrower and not dismissed within sixty (60) days.

     6.5 Receivers. If a receiver or similar official is appointed for any of the Collateral.

     6.6 Injunction. If any Borrower is enjoined, restrained or in any way prevented by court order from continuing to conduct all or any material part of such Borrower's business affairs.

     6.7 Security. If the validity or priority of the Bank's security interest in the Collateral is materially impaired for any reason or Bank, in good faith, believes the Collateral is in danger of misuse, dissipation, loss or damage.

     6.8 Transfers; Dissolution. If there is a dissolution, termination or liquidation of any Borrower; or the transfer of more than twenty-five percent (25%) of the beneficial interests in any Borrower or any Guarantor.

     6.9 Lawsuits. If any lawsuit is filed against Borrower which, if lost, would impair the Collateral or any Borrower's financial condition or ability to repay its Term Loan.

     6.10 Judgments. If any judgments or arbitration awards are entered against any Borrower or any Borrower enters into any settlement agreements with respect to any litigation or arbitration, any of which would materially impair the Collateral or such Borrower's financial condition or ability to repay its Term Loan.

     6.11 Failure to Receive Capital Commitment. If any Borrower fails to receive, within 60 days from the time of such request, any Capital Commitment or Capital Contribution or payment on any Capital Calls from any Limited Partner or General Partner individually holding five percent (5%) or more of the total Capital Commitments under such Borrower's Partnership Agreement or from Limited Partners or General Partners who are collectively holding five percent (5%) or more of the total Capital Commitments.

     6.12 Material Adverse Change. If a material adverse change occurs in the Collateral or such Borrower's financial condition or ability to repay its Term Loan.

     6.13 Pledge Agreement. If there is a breach of or event of default under any Pledge Agreement.

                                    ARTICLE 7
                                    ---------

                      REMEDIES, INDEMNIFICATION AND WAIVERS
                      -------------------------------------

     7.1 Remedies.
         --------

          (a) General. If an Event of Default shall have occurred and not been cured or waived in accordance with the terms hereof, Bank shall have the following rights and powers and may, at its option, without notice of its election and without demand, do any one or more of the following: (i) declare any or all of the Obligations of any Borrower to be immediately due and payable;
(ii) discontinue advancing money or extending credit in connection with the

Term Loan of any Borrower or under any other document or agreement between Bank and any Borrower; (iii) obtain the appointment of a receiver to take possession of and, at the option of Bank, to collect, sell or dispose of any Collateral;
(iv) foreclose upon any of the Debtors' Accounts; or (v) exercise any or all rights and remedies under this Agreement or any other Loan Document or applicable law, including without limitation the rights of a secured party under the Commercial Code. The remedies of Bank, as provided herein, shall be cumulative and concurrent, and may be pursued singularly, successively or together, at the sole discretion of Bank, and may be exercised as often as occasion therefore shall arise.

          (b) Rights to Payment. If an Event of Default has occurred and not been cured or waived in accordance with the terms hereof, Bank may: (i) in Bank's or any Borrower's name, demand, collect, receive and give receipts for any and all money and other property due or to become due in connection with the Investment Interests of such Borrower, including without limitation, a demand on the other parties for payment of amounts arising thereunder; and (ii) take possession of and endorse and collect any or all notes, checks, drafts, money orders, or other instruments of payment relating to the Investment Interests or any other Collateral.

          (c) Capital Contributions and Capital Calls. Bank may demand that a
Borrower: (i) enforce all Capital Calls made on any Limited Partners or General Partners thereof; and (ii) make demand, enforce and collect all Capital Contributions and Capital Commitments owed under the Partnership Agreement by the Limited Partners or the General Partners thereof, whether or not a Capital Call has been made thereon. As regards any Capital Commitments or Capital Contributions or Capital Calls, Bank may take action to collect the Capital Commitments and Capital Contributions directly from the parties obligated thereon and to apply the proceeds to the Obligations.

          (d) Deficiency. Each Borrower shall at all times remain liable for any deficiency remaining on the Obligations for which such Borrower is liable after any disposition of the respective Collateral. Nothing herein shall require Bank to foreclose on any Collateral.

     7.2 Indemnification. Each Borrower shall indemnify and hold Bank harmless from and against any and all claims, damages, liabilities, actions, and expenses (including reasonable Attorneys' Fees) of every kind (collectively, the "Claims") arising out of or relating to any of the following: (i) a breach by such Borrower of any Obligations or warranties under this Agreement; (ii) any act or omission by such Borrower or their employees or agents relating to the transactions contemplated by the Loan Documents; or (iii) the Collateral or any of such Borrower's properties, in each case, unless resulting from Bank's gross negligence or willful misconduct. Each Borrower's obligation to indemnify under this Section shall survive the cancellation of the Obligations for which such Borrower is liable and the release of the Bank's lien on any Collateral.

     7.3 Waivers. Each Borrower waives: (i) the right to direct the application of any and all payments or collections at any time or times hereafter received by Bank on account of any of such Borrower's Obligations except for such application as are explicitly required under this Agreement; (ii) demand, protest, notice of protest, notice of dishonor, notice of payment and nonpayment, nonpayment at maturity, release, compromise, settlement, extension or renewal relating to any of the Loan Documents; and (iii) all rights to require marshalling of assets or liens or all rights to require Bank to exercise any other right or power or to pursue any other remedy which Bank may have.

                                    ARTICLE 8
                                    ---------

                                  MISCELLANEOUS
                                  -------------

     8.1 Relationship. Bank shall not be deemed a partner, joint venturer, trustee, fiduciary or participant in any Borrower or any Borrower's business. The relationship of Borrowers and Bank is solely that of borrower and lender.

     8.2 Power of Attorney. Each Borrower irrevocably appoints Bank, with full power of substitution, as its attorney-in-fact, coupled with an interest, with full power, in Bank's own name or in the name of such Borrower: (i) at any time to sign, record and file all documents referred to in this Agreement; and (ii) after an Event of Default: (a) endorse any checks, notes, and other instruments or documents evidencing the Collateral, or proceeds thereof; (b) discharge claims, demands, liens, or taxes affecting any of the Collateral; (c) settle, and give releases of, any insurance claim that relates to any of the Collateral, obtain payment of claim, and make all determinations with respect to any such policy of insurance, and endorse any Borrower's name on any proceeds of such policies of insurance; or (d) instruct any person having control of any books or records relating to the Collateral to give Bank full rights of access thereto, in each case; provided that Bank shall not be permitted to enforce any rights granted to any of the Borrowers or their respective General Partners in connection with Capital Contributions or Capital Calls under any Partnership Agreement except by directing Borrower to do so. Bank shall have the right to exercise the power of attorney granted in this Section directly or to delegate all or part of such power. Bank shall not be obligated to act on behalf of such Borrower as attorney-in-fact.

     8.3 Choice of Law; Venue. All the Loan Documents shall be determined under, governed by and construed in accordance with New York law. The parties agree that all actions or proceedings arising in connection with the Loan Documents may be tried and litigated only in the state courts located in the County of New York, State of New York, or the federal courts located in the Southern District of New York. Each Borrower waives any right such Borrower may have to assert the doctrine of forum non conveniens or to object to such venue and hereby consents to any court-ordered relief.

     8.4 Successors and Assigns. The Loan Documents shall be binding on each Borrower's and Bank's successors and assigns. Each Borrower agrees that it may not assign any of the Loan Documents without Bank's prior consent.

     8.5 Severability; Waivers. Each provision of any Loan Document shall be severable from every other provision of the Loan Documents for the purpose of determining the legal enforceability of any provision. No waiver by Bank of any of its rights or remedies in connection with the Loan Documents shall be effective unless such waiver is in writing and signed by Bank. No act or omission by Bank to exercise a right as to any event shall be construed as continuing, as a bar to, or as a waiver or release of, any subsequent right, remedy or recourse as to a subsequent event of the said right.

     8.6 Attorneys' Fees. On demand, Borrowers shall reimburse Bank for all reasonable costs and expenses, including without limitation attorneys' fees, costs and disbursements (and fees and disbursements of Bank's in-house counsel) (collectively "Attorneys' Fees") expended or incurred by Bank in connection with the amendment and/or enforcement of this Agreement and Bank's rights hereunder whether or not suit is brought. Attorneys' Fees shall include, without limitation, attorneys' fees and costs incurred in any State, Federal or Bankruptcy Court, and in any Insolvency Proceeding of any kind in any way related to this Agreement or any other Loan Document.

     8.7 Notices. Any notice, demand or request required under the Loan Documents shall be given in writing (at the addresses set forth in Exhibit A) by any of the following means: (i) personal service; (ii) electronic communication, whether by telex, telegram or telecopying or other form of electronic communication; (iii) overnight courier; or (iv) registered or certified, first class U.S. mail, return receipt requested, or to such other addresses as Bank and any Borrower may specify from time to time in writing. Any notice, demand or request sent pursuant to either subsection (i) or (ii) above, shall be deemed received upon such personal service or upon dispatch by electronic means. Any notice, demand or request sent pursuant to subsection (iii) above, shall be deemed received on the Business Day immediately following deposit with the overnight courier, and, if sent pursuant to subsection (iv) above, shall be deemed received forty-eight (48) hours following deposit into the U.S. mail.

     8.8 Headings. Article and section headings are for reference only and shall not affect the interpretation or meaning of any provisions of the Loan Documents.

     8.9 No Third Party Beneficiaries. The Loan Documents are entered into for the protection and benefit of Bank and Borrowers and their respective permitted successors and assigns. No other Person shall have any rights or causes of action under the Loan Documents.

     8.10 Integration; Amendment. No modification or amendment to this Agreement or any other Loan Documents shall be effective unless in writing, executed by Bank and the other parties hereto. Except for currently existing obligations of Borrowers to Bank, if any, all prior agreements, understandings, representations, warranties and negotiations between the parties whether oral or written, if any, are merged into this Agreement.

     8.11 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, but all such counterparts together shall constitute but one and the same agreement. A signed copy of this Agreement transmitted by a party to another party via facsimile or an emailed "pdf" version shall be binding on the signatory thereto.

     8.12 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, BANK AND EACH BORROWER HEREBY VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING IN A STATE OR FEDERAL COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR THE OBLIGATIONS, OR ANY INSTRUMENT OR DOCUMENT DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING, WITHOUT LIMITATION, CLAIMS RELATING TO THE APPLICATION, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF, OR ANY OTHER CLAIM OR DISPUTE HOWSOEVER ARISING (INCLUDING TORT AND CLAIMS FOR BREACH OF DUTY) BETWEEN BANK AND ANY BORROWER.

     This Agreement is executed as of the date stated at the top of the first page.

BANK                                     BORROWER:
----                                     --------

[intentionally omitted]                  CENTRE CAPITAL INVESTORS II L.P.,
                                         a Delaware limited partnership

                                         By: Centre Partners II L.P.,
                                             a Delaware limited partnership,
By:                                          its General Partner
    ------------------------------
                                             By: Centre Partners II LLC,
                                                 a Delaware limited
Name:                                            liability company,
      ----------------------------               its General Partner

                                                 By:_______________________
Title:
      ----------------------------               Name:_____________________

                                                 Title:____________________


                                         BORROWER:
                                         ---------

                                         CENTRE CAPITAL OFFSHORE
                                         INVESTORS II, L.P., a Bermuda
                                         limited partnership

                                         By: Centre Partners II, L.P.,
                                             a Delaware limited partnership,
                                             its General Partner

                                             By: Centre Partners II LLC,
                                                 a Delaware limited liability
                                                 company, its General Partner

                                                 By:_______________________

                                                 Name:_____________________

                                                 Title:____________________


                                         BORROWER:
                                         ---------

                                         CENTRE PARTNERS COINVESTMENT L.P.,
                                         a Delaware limited partnership

                                         By: Centre Partners II LLC,
                                             a Delaware limited liability
                                             company, its General Partner

                                             By:___________________________

                                             Name:_________________________

                                             Title:________________________

                                    EXHIBIT A
                                    ---------
                                       TO
                           LOAN AND SECURITY AGREEMENT
                                    Term Loan
                         Just in Time Loan - Partnership

                                  LOAN SCHEDULE
                                  -------------


This Loan Schedule is an integral part of the Loan Agreement between Bank and Borrower, and the following terms are incorporated in and made a part of the Loan Agreement to which this Loan Schedule is attached:

================================================================================

1. Borrower: Each Borrower represents that its name, address and state of incorporation or formation (if any) is as follows:

          1.1  CCI

          (a)  Name: CENTRE CAPITAL INVESTORS II, L.P.

          (b)  Trade Names or DBAs (if any): N/A
                                            ------------------------------------

          (c)  State of Formation or Incorporation: Delaware
                                                    ----------------------------

          (d)  Address for Notices: 30 Rockefeller Center, Suite 5050,
                                    New York, NY 10020
                                    --------------------------------------------

          (e)  Tax Identification Number: 13-386-6796
                                          --------------------------------------

          1.2  CPC

          (a)  Name: CENTRE PARTNERS COINVESTMENT L.P.

          (b)  Trade Names or DBAs (if any): N/A
                                            ------------------------------------

          (c)  State of Formation or Incorporation: Delaware
                                                    ----------------------------

          (d)  Address for Notices: 30 Rockefeller Center, Suite 5050,
                                    New York, NY 10020
                                    --------------------------------------------

          (e)  Tax Identification Number: 13-386-6622
                                          --------------------------------------

          1.3  CCOI

          (a)  Name: CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

          (b)  Trade Names or DBAs (if any): N/A
                                            ------------------------------------

          (c)  State of Formation or Incorporation: Bermuda
                                                    ----------------------------

          (d)  Address for Notices: 30 Rockefeller Center, Suite 5050,
                                    New York, NY 10020
                                    --------------------------------------------

          (e)  Tax Identification Number: 13-388-2505
                                          --------------------------------------

================================================================================

2.   Guarantor(s): None

                                      -A-1-

================================================================================

3.   Bank's Notice Address:  [intentionally omitted]

================================================================================

4.   Interest On Term Loan:

          4.1 Interest Rate. Absent an Event of Default, at the election of each Borrower made at least one (1) Business Day in advance of the Disbursement Date or an Interest Change Date, the interest rate on the principal amounts advanced to such Borrower shall be shall be calculated as a variable rate equal to (i) the Prime Rate (as defined in the relevant Note) or (ii) the LIBOR (as defined in the relevant Note) plus two and three-quarters percent (2.75%), and shall accrue daily from the dates of such advances. The interest rate shall be adjusted upon a change in the Prime/LIBOR Rate.

          4.2 Default Rate. From and after either: (i) the occurrence of an Event of Default; or (ii) the maturity of any Note (whether resulting from acceleration or otherwise), additional interest on the unpaid principal balance of all advances shall accrue at a rate equal to the Default Rate set forth in the relevant Note. Such interest shall be in addition to the interest specified above.

================================================================================

5. Payments: Each Borrower hereby agrees to make payments of principal and interest as set forth in its respective Note(s). Each Borrower shall pay the principal balance of the respective Term Loan in full, together with all accrued and unpaid interest and all other amounts owed hereunder, on or before the Maturity Date.

================================================================================

6. Fees: Each Borrower hereby agree to pay to Bank its pro-rata share, based on the aggregate principal amount of the Term Loans, of the following fees at the times specified.

          6.1 Loan Fee. An aggregate loan fee in the amount of $25,000.00, payable concurrently herewith, such amount being fully earned on the date this Agreement is executed by the parties hereto.

          6.2 Other Fees. All reasonable Attorneys' Fees incurred in the preparation of this Agreement which shall be paid upon demand by Bank.

================================================================================

7.   Authorization to Charge Account:

          7.1 Automatic Payment Authorization. Each Borrower authorizes Bank to make automatic deductions from its respective deposit account ("Borrower's Account") as set forth below maintained by such Borrower at Bank's offices in order to pay, when and as due, all of the regularly scheduled installment payments of interest, principal, or both principal and interest (an "Automatic Payment") that each Borrower is required or obligated to make under the respective Note:

                    Account No: 97900036041  ("CCI Account")

                    Account No: 97900036108  ("CPC Account")

                    Account No: 97900036090  ("CCOI Account")

                                      -A-2-

          7.2 Default. Without limiting any of the terms of the Loan Documents, each Borrower acknowledges and agrees that if any Borrower defaults in its obligation to make an Automatic Payment because the collected funds in such Borrower's Account are insufficient to make such Automatic Payment in full on the date that such Automatic Payment is due, then such Borrower shall be responsible for all late payment charges and other consequences of such default under the terms of the respective Loan Documents.

          7.3 Revocation of Authorization. Subject to the Section immediately following this Section, this authorization shall continue in full force and effect until the date which is five (5) Business Days after the date on which Bank actually receives written notice from a Borrower expressly revoking the authority granted to Bank to charge such Borrower's Account for Automatic Payments in connection with its Term Loan. No such revocation by any Borrower shall in any way release such Borrower from or otherwise affect such Borrower's obligations under the respective Loan Documents, including such Borrower's obligations to continue to make all Automatic Payments required under the terms of the respective Note.

          7.4 Termination by Bank. Bank, at its option and in its discretion, reserves the right to terminate the arrangement for automatic deductions from a Borrower's Account pursuant to this Section at any time effective upon written notice of such election (a "Termination Notice") given by Bank to such Borrower. Without limiting the generality of the immediately preceding sentence, Bank may elect to give a Termination Notice to any Borrower if such Borrower fails to comply with any of Bank's rules, regulations, or policies relating to the relevant Borrower's Account, including requirements regarding minimum balance, service charges, overdrafts, insufficient funds, uncollected funds, returned items, and limitations on withdrawals.

          7.5 Increase. If for any reason the automatic deduction arrangement specified above is terminated, the interest rate applicable to the respective Loan set forth above shall be increased by an additional one-half of one percent (0.5%) above the otherwise applicable interest rate under the terms of the respective Note.

================================================================================

8.   Covenants:

          8.1 Information. Within ten (10) days of Bank's written request, each Borrower shall deliver to Bank all financial information available concerning the business, property, financial condition and affairs of Borrower.

          8.2 Schedule. Within fifteen (15) days of the end of each month, each Borrower shall deliver to Bank a schedule of all of its uncalled Capital Commitments.

          8.3 Tax Returns. Within thirty (30) days after filing, each Borrower shall deliver to Bank a complete and accurate copy of each federal income tax return and each application for an extension of time to file each federal income tax return filed by such Borrower.

          8.4 Quarterly Financial Statements. Within forty-five (45) days of the end of each of the first three fiscal quarters of any year, each Borrower shall deliver to Bank quarterly financial statements prepared internally.

          8.5 Annual Financial Statements. Within one hundred twenty (120) days of its fiscal year end, each Borrower shall deliver to Bank annual financial statements reviewed by a certified public accountant.

          8.6 Capital Commitments. At all times, each Borrower will maintain a minimum amount in unfunded Capital Commitments as follows:

               CCI    $3,400,000
               CPC    $  470,000
               CCOI   $  665,000

          8.7 Stock. Each Borrower shall maintain with Bank Pledged Stock having a value as defined in such Borrower's Pledge Agreement equal to or greater than the maximum principal amount of the Term Loan extended to such Borrower.

                                      -A-3-

                                   EXHIBIT B-1
                                   -----------
                                       TO
                           LOAN AND SECURITY AGREEMENT
                                    Term Loan
                         Just in Time Loan - Partnership

                          DESCRIPTION OF CCI COLLATERAL
                          -----------------------------


     The CCI Collateral ("Collateral") consists of all right, title and interest of CENTRE CAPITAL INVESTORS II, L.P. (hereafter "Borrower") in and to the following assets whether currently existing or hereafter arising:

     (a) All: (i) cash and/or property required to be contributed by each and every Limited Partner and General Partner of CCI to the capital of CCI, as described in that certain Limited Partnership Agreement of Centre Capital Investors II, L.P. dated December 21, 1995, and any amendments or supplements or addenda thereto ("Partnership Agreement"); and (ii) all obligations and rights to payment owed to CCI by any of the General Partners and/or the Limited Partners in connection with the Partnership Agreement, including without limitation any cash calls or capital calls; and (iii) all other amounts owed to CCI by, and any other payments due to CCI from, any of the General Partners and/or the Limited Partners whether or not specifically identified in the Partnership Agreement as contribution to the capital of the Partnership. (All of the foregoing are referred to collectively as the "Capital Commitments".)

     (b) All of CCI's interests in: (i) all partnerships, limited liability companies or other investment vehicles (collectively the "Funds"); (ii) all Organizational Agreements relating to the Funds; and (iii) all investment property relating to the foregoing assets, including without limitation, securities, securities entitlements, securities accounts, and financial assets. (The foregoing assets are collectively referred to as the "Investment Interests".)

     (c) All accounts, contract rights, general intangibles, instruments, documents, cash, and deposit accounts of CCI, now owned or hereafter acquired relating to or arising from the Capital Commitments, and/or the Investment Interests together with all substitutions for, additions and accessions to and proceeds thereof.

     (d) All investment property relating to the foregoing assets, including without limitation, securities, securities entitlements, securities accounts, and financial assets.

     (e) All of the following which relate to any of the foregoing assets: copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished, now owned or hereafter acquired; all trade secret rights, and all trademarks.

     (f) All Supporting Obligations, documents, instruments, deposit accounts relating to any of the foregoing assets and all insurance proceeds arising from any of the forgoing assets.

     (g) All CCI's Books relating to the foregoing and any and all claims, rights and interests in any of the above and all substitutions for, additions and accessions to and proceeds thereof.

     Unless otherwise defined herein, the terms used herein shall have the meaning provided in the New York Commercial Code.

                                      -B-1-

                                   EXHIBIT B-2
                                   -----------
                                       TO
                           LOAN AND SECURITY AGREEMENT
                                    Term Loan
                         Just in Time Loan - Partnership

                          DESCRIPTION OF CPC COLLATERAL
                          -----------------------------


     The CPC Collateral ("Collateral") consists of all right, title and interest of CENTRE PARTNERS COINVESTMENT, L.P. (hereafter "CPC") in and to the following assets whether currently existing or hereafter arising:

     (a) All: (i) cash and/or property required to be contributed by each and every Limited Partner and General Partner of CPC to the capital of CPC, as described in that certain Limited Partnership Agreement of Centre Partners Coinvestment, L.P. dated December 21, 1995, and any amendments or supplements or addenda thereto ("Partnership Agreement"); and (ii) all obligations and rights to payment owed to CPC by any of the General Partners and/or the Limited Partners in connection with the Partnership Agreement, including without limitation any cash calls or capital calls; and (iii) all other amounts owed to CPC by, and any other payments due to CPC from, any of the General Partners and/or the Limited Partners whether or not specifically identified in the Partnership Agreement as contribution to the capital of the Partnership. (All of the foregoing are referred to collectively as the "Capital Commitments".)

     (b) All of CPC's interests in: (i) all partnerships, limited liability companies or other investment vehicles (collectively the "Funds"); (ii) all Organizational Agreements relating to the Funds; and (iii) all investment property relating to the foregoing assets, including without limitation, securities, securities entitlements, securities accounts, and financial assets. (The foregoing assets are collectively referred to as the "Investment Interests".)

     (c) All accounts, contract rights, general intangibles, instruments, documents, cash, and deposit accounts of CPC, now owned or hereafter acquired relating to or arising from the Capital Commitments, and/or the Investment Interests together with all substitutions for, additions and accessions to and proceeds thereof.

     (d) All investment property relating to the foregoing assets, including without limitation, securities, securities entitlements, securities accounts, and financial assets.

     (e) All of the following which relate to any of the foregoing assets: copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished, now owned or hereafter acquired; all trade secret rights, and all trademarks.

     (f) All Supporting Obligations, documents, instruments, deposit accounts relating to any of the foregoing assets and all insurance proceeds arising from any of the forgoing assets.

     (g) All CPC's Books relating to the foregoing and any and all claims, rights and interests in any of the above and all substitutions for, additions and accessions to and proceeds thereof.

     Unless otherwise defined herein, the terms used herein shall have the meaning provided in the New York Commercial Code.

                                      -B-2-

                                   EXHIBIT B-3
                                   -----------
                                       TO
                           LOAN AND SECURITY AGREEMENT
                                    Term Loan
                         Just in Time Loan - Partnership

                         DESCRIPTION OF CCOI COLLATERAL
                         ------------------------------


     The CCOI Collateral ("Collateral") consists of all right, title and interest of CENTRE CAPITAL OFFSHORE INVESTORS II, L.P. (hereafter "CCOI") in and to the following assets whether currently existing or hereafter arising:

     (a) All: (i) cash and/or property required to be contributed by each and every Limited Partner and General Partner of Borrower to the capital of CCOI, as described in that certain Limited Partnership Agreement of Centre Capital Offshore Investors II, L.P. dated March 21, 1996, and any amendments or supplements or addenda thereto ("Partnership Agreement"); and (ii) all obligations and rights to payment owed to CCOI by any of the General Partners and/or the Limited Partners in connection with the Partnership Agreement, including without limitation any cash calls or capital calls; and (iii) all other amounts owed to Borrower by, and any other payments due to CCOI from, any of the General Partners and/or the Limited Partners whether or not specifically identified in the Partnership Agreement as contribution to the capital of the Partnership. (All of the foregoing are referred to collectively as the "Capital Commitments".)

     (b) All of CCOI's interests in: (i) all partnerships, limited liability companies or other investment vehicles (collectively the "Funds"); (ii) all Organizational Agreements relating to the Funds; and (iii) all investment property relating to the foregoing assets, including without limitation, securities, securities entitlements, securities accounts, and financial assets. (The foregoing assets are collectively referred to as the "Investment Interests".)

     (c) All accounts, contract rights, general intangibles, instruments, documents, cash, and deposit accounts of CCOI, now owned or hereafter acquired relating to or arising from the Capital Commitments, and/or the Investment Interests together with all substitutions for, additions and accessions to and proceeds thereof.

     (d) All investment property relating to the foregoing assets, including without limitation, securities, securities entitlements, securities accounts, and financial assets.

     (e) All of the following which relate to any of the foregoing assets: copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work thereof, whether published or unpublished, now owned or hereafter acquired; all trade secret rights, and all trademarks.

     (f) All Supporting Obligations, documents, instruments, deposit accounts relating to any of the foregoing assets and all insurance proceeds arising from any of the forgoing assets.

     (g) All CCOI's Books relating to the foregoing and any and all claims, rights and interests in any of the above and all substitutions for, additions and accessions to and proceeds thereof.

     Unless otherwise defined herein, the terms used herein shall have the meaning provided in the New York Commercial Code.

                                      -B-3-

                                                                      EXHIBIT 16

                                 PROMISSORY NOTE
                                 ---------------
              (Term Loan - LIBOR Adjustable/Prime - Interest Only)


$2,550,000                                                        March 28, 2005

     1. Promise to Pay. In installments and at the times stated in this Note, for value received, CENTRE CAPITAL INVESTORS II L.P., a Delaware limited partnership ("Borrower"), promises to pay to [intentionally omitted] ("Bank"), or order, at [intentionally omitted], or at such other place as Bank may from time to time designate in writing, the principal sum of TWO MILLION FIVE HUNDRED AND FIFTY THOUSAND DOLLARS ($2,550,000), in immediately available funds and in lawful money of the United States of America, or so much thereof as may be disbursed by the Bank, with interest on each advance of principal (each an "Advance") at the interest rate set forth below from the date of such Advance (the "Disbursement Date").

     2.   Interest Rate; Payment of Principal and Interest.

          2.1 Interest. Absent an Event of Default, at the election of Borrower made at least one (1) Business Day in advance of the Disbursement Date or an Interest Change Date, the interest rate on an Advance shall be equal to either of the following:

               (a) Prime Interest Rate. The Bank's prime rate ("Prime Rate"), which means the rate of interest publicly announced from time to time by Bank of America, or any successor thereto, as its prime rate or reference rate. If such financial institution publicly announces more than one prime rate or reference rate, then the "Prime Rate Index" shall mean the higher or highest of such rates. The Prime Rate on Advances shall be adjusted concurrently with, and such adjustments shall be effective on the same date as, adjustments in the Prime Rate Index.

               (b) LIBOR Interest Rate. The Index in effect on the Disbursement Date of the Advance plus two and three-quarters percent (2.75%) per annum ("Spread") ("Designated Percentage"), rounded upward to the nearest one-eighth of one percentage point (0.125%), subject to adjustment as provided in subsections 2.1(c), (e) and (f) below. "Index" means, as designated by Borrower, the one-month, three-month, or six month London Interbank Offered Rate (LIBOR) as published in the "Money Rates" column of The Wall Street Journal. If The Wall Street Journal publishes more than one Index, then the term "Index" shall mean the higher or highest of such indices. If The Wall Street Journal publishes a retraction or correction of the Index, then the term "Index" shall mean the Index reported in such retraction or correction. The term "Index Period" shall mean the one-month, three-month or six-month period as designated by Borrower. The Designated Percentage shall be calculated on the one-month, three-month, or six-month LIBOR Rate plus the percentage shown below:

               (c) LIBOR Interest Rate Change. If selected, the interest rate specified above in 2(b) will be applicable to the particular Advance from the Disbursement Date through the end of the first Index Period. The interest rate will change the day following expiration of the Index Period ("Interest Change Date"). On or before the last day of the first Index Period and every Index Period thereafter, Borrower will designate the Index Period which will be applicable to the particular Advance following the end of the then-current Index Period. The new interest rate which becomes effective as to the particular Advance on each Interest Change Date shall be equal to the Current Index applicable to the Interest Change Date plus Designated Percentage per annum, rounded upward to the nearest one-eighth of one percentage point (0.125%). Such interest rate shall be applicable to the particular Advance for such Index Period. "Current Index" means, with respect to each Interest Change Date, the Index figure most recently available as of such Interest Change Date. The Bank shall increase or decrease the interest rate in accordance with this Section 2.1(c) effective on each Interest Change Date.

               (d) Interest Rate Increase. In the event that Borrower at any time prior to the Maturity Date does not have an account with Bank for automatic payment of the Loan as set forth in the Loan Agreement, from and after such date the interest rate on the unpaid principal balance of this Note will be increased by an additional one-half of one percent (0.5%) above the interest rate specified in Section 2.1(a) or 2.1(b), as applicable, until such time as such service is reinstated.

               (e) Default Rate of Interest. From and after either (a) the occurrence of an Event of Default; or (b) the maturity of this Note (whether resulting from acceleration or otherwise), additional interest on the unpaid principal balance of this Note shall accrue at a rate equal to eight percent (8%) per annum. Such interest shall be in addition to the interest specified in Sections 2.1(a) or (b) above, as applicable.

               (f) No Designation. If Borrower fails to designate the Index Period which is to be applicable to any Advance on a timely basis, the interest rate on any Interest Change Date shall automatically be deemed to be the Prime Rate. If thereafter Borrower does designate the Index Period for the particular Advance, the day following such designation shall be deemed to be an Interest Change Date and the interest shall be changed for the Index Period as specified in Section 2.1(b) above.

               (g) Interest Computation. All interest shall be computed on the basis of a 360-day year and charged on actual days elapsed.

          2.2 Payments. Principal and interest shall be due and payable as follows:

               (a) Payment Date. Payments shall be made on first (1st) day of May, 2005, and the same date of each month thereafter (each a "Payment Date") to and including the same date of the month immediately preceding the month on which the Maturity Date occurs, as the same may be extended in accordance with the terms of the Loan Agreement (defined below).

               (b) Interest Payments. From the Disbursement Date through the Maturity Date, interest shall be payable in arrears on each Payment Date.

               (c) Payment on Maturity Date. The entire unpaid principal balance of this Note and all accrued and unpaid interest thereon shall be due and payable on March 28, 2006 (the "Maturity Date"), subject to extension as provided in the Loan Agreement defined below. BORROWER ACKNOWLEDGES AND AGREES THAT (1) THE TERM LOAN EVIDENCED BY THIS NOTE IS NOT AN AMORTIZING LOAN; AND (2) THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE SHALL BE DUE AND PAYABLE ON THE MATURITY DATE OF THIS NOTE, AS THE SAME MAY BE EXTENDED IN ACCORDANCE WITH THE TERMS OF THE LOAN AGREEMENT.

               (d) Additional Payments. Additional payments of principal shall be made to Bank to the extent that : (i) payments are made by limited partners of Borrower pursuant to capital call commitments owed to Borrower; and (ii) any stock or other investment property, which is pledged to Bank to secure this Note, is sold or otherwise liquidated or disposed of. The amount of such payments shall equal the amounts paid on the capital call commitments or paid as consideration for the Collateral (as such term is defined in the CCI Pledge Agreement).

               (e) Prepayment. Borrower may repay at any time all or part of the outstanding principal balance of this Note without a prepayment fee.

               (f) Payment Application. All payments under this Note shall be credited first to accrued interest then due, thereafter to unpaid principal, and then to other charges, fees, costs, and expenses payable by Borrower under this Note or in connection with the CCI Loan. If any payment of interest is not made when due, at the option of Bank, such interest payment shall bear interest at the same rate as principal from and after the due date of the interest payment. The receipt of any check or other item of payment (a "Payment Item") by Bank, at its option, shall not be considered a payment until such Payment Item is honored when presented for payment at the drawee bank or institution, and Bank, at its option, may delay the credit of such payment until such Payment Item is so honored.

     3. Late Charge. If any installment of interest and/or principal under this
Note is not paid within ten (10) days after the date on which it is due, Borrower shall immediately pay a late charge equal to ten percent (10%) of such installment of interest and/or principal to Bank to compensate Bank for administrative costs and expenses incurred in connection with such late payment. Borrower agrees that the actual damages suffered by Bank because of any late installment payment are extremely difficult and impracticable to ascertain, and the late charge described in this Section represents a reasonable attempt to fix such damages under the circumstances existing at the time this Note is executed. Bank's acceptance of any late charge shall not constitute a waiver of any of the terms of this Note and shall not affect Bank's right to enforce any of its rights and remedies against any Person liable for payment of this Note.

     4. Loan Agreement. This Note is made pursuant to and is subject to the Loan and Security Agreement dated the same date as this Note, as amended from time to time ("Loan Agreement"). All terms with an initial capital letter that are used but not specifically defined in this Note shall have respective meanings given to such terms in the Loan Agreement. The Loan Agreement provides, among other things, for the acceleration of the unpaid principal balance and accrued interest under this Note upon the occurrence of certain events. Bank, at its option and without notice to or demand on Borrower or any other Person, may terminate any or all obligations which it may have to extend further credit to Borrower and may declare the entire unpaid principal balance of this Note and all accrued interest thereon to be immediately due and payable upon the occurrence of any Event of Default.

     5. Waivers. Borrower and all sureties, guarantors, endorsers and other Persons now liable or who may become liable for payment of this Note waive presentment, demand for payment, protest, notice of demand, dishonor, protest and nonpayment.

     6. Loss of Note. If this Note is lost, stolen, or destroyed, upon Borrower's receipt of a reasonably satisfactory indemnification agreement executed by Bank, or if this Note is mutilated, upon Bank's surrender of the mutilated Note to Borrower, Borrower shall execute and deliver to Bank a new promissory note which is identical in form and content to this Note to replace the lost, stolen, destroyed or mutilated Note.

     7. Attorneys' Fees. If Borrower defaults under any of the terms of this Note, Borrower shall pay all Bank Expenses, including without limitation reasonable Attorneys' Fees, incurred by Bank in enforcing this Note immediately upon Bank's demand, whether or not any action or proceeding is commenced by Bank.

     8. Applicable Law; Joint and Several; Successors. This Note shall be governed by and interpreted in accordance with the laws of the State of New York. This Note shall be binding upon Borrower and its successor and assigns; provided, however, Borrower may not assign this Note or any of its rights or obligations hereunder. This Note shall inure to the benefit of Bank and its successors and assigns.

     9. Index. If the Prime Rate Index or the Index ceases to be made available, Bank shall select an alternate index as a substitute for the Prime Rate Index or the Index, as applicable (the "Substituted Index") which, in Bank's good faith judgment, is comparable to the applicable Prime Rate Index or the Index and which is not likely to result in the interest rate being substantially different than if such prior applicable Prime Rate Index or Index had continued to be made available. In such event, Bank shall adjust the Spread set forth in Section 2.1 above, if any, based on the value of the Substituted Index as of the last preceding date on which the interest rate was adjusted or, if no such adjustment has yet occurred, as of the date of this Note, such that the sum of the Substituted Index and the adjusted Spread equals the sum of the prior Index plus the prior Spread.

     10. Security. This Note is secured.


BORROWER:
---------

CENTRE CAPITAL INVESTORS II L.P.,
a Delaware limited partnership

By: Centre Partners II L.P.,
    a Delaware limited partnership,
    its General Partner

    By: Centre Partners II LLC,
        a Delaware limited liability company,
        its General Partner


        By:___________________________

        Name:_________________________

        Title:________________________

                                                                      EXHIBIT 17


                                 PROMISSORY NOTE
                                 ---------------
              (Term Loan - LIBOR Adjustable/Prime - Interest Only)



$530,000                                                          March 28, 2005

     1. Promise to Pay. In installments and at the times stated in this Note, for value received, CENTRE CAPITAL OFFSHORE INVESTORS II, L.P., a limited partnership formed under the Limited Partnership Act, 1883, of Bermuda and the Exempt Partnership Act, 1992, of Bermuda ("Borrower"), promises to pay to [intentionally omitted] ("Bank"), or order, at [intentionally omitted], or at such other place as Bank may from time to time designate in writing, the principal sum of FIVE HUNDRED THIRTY THOUSAND DOLLARS ($530,000), in immediately available funds and in lawful money of the United States of America, or so much thereof as may be disbursed by the Bank, with interest on each advance of principal (each an "Advance") at the interest rate set forth below from the date of such Advance (the "Disbursement Date").

     2.   Interest Rate; Payment of Principal and Interest.

          2.1 Interest. Absent an Event of Default, at the election of Borrower made at least one (1) Business Day in advance of the Disbursement Date or an Interest Change Date, the interest rate on an Advance shall be equal to either of the following:

               (a) Prime Interest Rate. The Bank's prime rate ("Prime Rate"), which means the rate of interest publicly announced from time to time by Bank of America, or any successor thereto, as its prime rate or reference rate. If such financial institution publicly announces more than one prime rate or reference rate, then the "Prime Rate Index" shall mean the higher or highest of such rates. The Prime Rate on Advances shall be adjusted concurrently with, and such adjustments shall be effective on the same date as, adjustments in the Prime Rate Index.

               (b) LIBOR Interest Rate. The Index in effect on the Disbursement Date of the Advance plus two and three-quarters percent (2.75%) per annum ("Spread") ("Designated Percentage"), rounded upward to the nearest one-eighth of one percentage point (0.125%), subject to adjustment as provided in subsections 2.1(c), (e) and (f) below. "Index" means, as designated by Borrower, the one-month, three-month, or six month London Interbank Offered Rate (LIBOR) as published in the "Money Rates" column of The Wall Street Journal. If The Wall Street Journal publishes more than one Index, then the term "Index" shall mean the higher or highest of such indices. If The Wall Street Journal publishes a retraction or correction of the Index, then the term "Index" shall mean the Index reported in such retraction or correction. The term "Index Period" shall mean the one-month, three-month or six-month period as designated by Borrower. The Designated Percentage shall be calculated on the one-month, three-month, or six-month LIBOR Rate plus the percentage shown below:

               (c) LIBOR Interest Rate Change. If selected, the interest rate specified above in 2(b) will be applicable to the particular Advance from the Disbursement Date through the end of the first Index Period. The interest rate will change the day following expiration of the Index Period ("Interest Change Date"). On or before the last day of the first Index Period and every Index Period thereafter, Borrower will designate the Index Period which will be applicable to the particular Advance following the end of the then-current Index Period. The new interest rate which becomes effective as to the particular Advance on each Interest Change Date shall be equal to the Current Index applicable to the Interest Change Date plus Designated Percentage per annum, rounded upward to the nearest one-eighth of one percentage point (0.125%). Such interest rate shall be applicable to the particular Advance for such Index Period. "Current Index" means, with respect to each Interest Change Date, the Index figure most recently available as of such Interest Change Date. The Bank shall increase or decrease the interest rate in accordance with this Section 2.1(c) effective on each Interest Change Date.

               (d) Interest Rate Increase. In the event that Borrower at any time prior to the Maturity Date does not have an account with Bank for automatic payment of the Loan as set forth in the Loan Agreement, from and after such date the interest rate on the unpaid principal balance of this Note will be increased by an additional one-half of one percent (0.5%) above the interest rate specified in Section 2.1(a) or 2.1(b), as applicable, until such time as such service is reinstated.

               (e) Default Rate of Interest. From and after either (a) the occurrence of an Event of Default; or (b) the maturity of this Note (whether resulting from acceleration or otherwise), additional interest on the unpaid principal balance of this Note shall accrue at a rate equal to eight percent (8%) per annum. Such interest shall be in addition to the interest specified in Sections 2.1(a) or (b) above, as applicable.

               (f) No Designation. If Borrower fails to designate the Index Period which is to be applicable to any Advance on a timely basis, the interest rate on any Interest Change Date shall automatically be deemed to be the Prime Rate. If thereafter Borrower does designate the Index Period for the particular Advance, the day following such designation shall be deemed to be an Interest Change Date and the interest shall be changed for the Index Period as specified in Section 2.1(b) above.

               (g) Interest Computation. All interest shall be computed on the basis of a 360-day year and charged on actual days elapsed.

          2.2 Payments. Principal and interest shall be due and payable as follows:

               (a) Payment Date. Payments shall be made on first (1st) day of May, 2005, and the same date of each month thereafter (each a "Payment Date") to and including the same date of the month immediately preceding the month on which the Maturity Date occurs, as the same may be extended in accordance with the terms of the Loan Agreement (defined below).

               (b) Interest Payments. From the Disbursement Date through the Maturity Date, interest shall be payable in arrears on each Payment Date.

               (c) Payment on Maturity Date. The entire unpaid principal balance of this Note and all accrued and unpaid interest thereon shall be due and payable on March 28, 2006 (the "Maturity Date"), subject to extension as provided in the Loan Agreement defined below. BORROWER ACKNOWLEDGES AND AGREES THAT (1) THE TERM LOAN EVIDENCED BY THIS NOTE IS NOT AN AMORTIZING LOAN; AND (2) THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE SHALL BE DUE AND PAYABLE ON THE MATURITY DATE OF THIS NOTE, AS THE SAME MAY BE EXTENDED IN ACCORDANCE WITH THE TERMS OF THE LOAN AGREEMENT.

               (d) Additional Payments. Additional payments of principal shall be made to Bank to the extent that : (i) payments are made by limited partners of Borrower pursuant to capital call commitments owed to Borrower; and (ii) any stock or other investment property, which is pledged to Bank to secure this Note, is sold or otherwise liquidated or disposed of. The amount of such payments shall equal the amounts paid on the capital call commitments or paid as consideration for the Collateral (as such term is defined in the CCOI Pledge Agreement).

               (e) Prepayment. Borrower may repay at any time all or part of the outstanding principal balance of this Note without a prepayment fee.

               (f) Payment Application. All payments under this Note shall be credited first to accrued interest then due, thereafter to unpaid principal, and then to other charges, fees, costs, and expenses payable by Borrower under this Note or in connection with the CCOI Loan. If any payment of interest is not made when due, at the option of Bank, such interest payment shall bear interest at the same rate as principal from and after the due date of the interest payment. The receipt of any check or other item of payment (a "Payment Item") by Bank, at its option, shall not be considered a payment until such Payment Item is honored when presented for payment at the drawee bank or institution, and Bank, at its option, may delay the credit of such payment until such Payment Item is so honored.

     3. Late Charge. If any installment of interest and/or principal under this
Note is not paid within ten (10) days after the date on which it is due, Borrower shall immediately pay a late charge equal to ten percent (10%) of such installment of interest and/or principal to Bank to compensate Bank for administrative costs and expenses incurred in connection with such late payment. Borrower agrees that the actual damages suffered by Bank because of any late installment payment are extremely difficult and impracticable to ascertain, and the late charge described in this Section represents a reasonable attempt to fix such damages under the circumstances existing at the time this Note is executed. Bank's acceptance of any late charge shall not constitute a waiver of any of the terms of this Note and shall not affect Bank's right to enforce any of its rights and remedies against any Person liable for payment of this Note.

     4. Loan Agreement. This Note is made pursuant to and is subject to the Loan and Security Agreement dated the same date as this Note, as amended from time to time ("Loan Agreement"). All terms with an initial capital letter that are used but not specifically defined in this Note shall have respective meanings given to such terms in the Loan Agreement. The Loan Agreement provides, among other things, for the acceleration of the unpaid principal balance and accrued interest under this Note upon the occurrence of certain events. Bank, at its option and without notice to or demand on Borrower or any other Person, may terminate any or all obligations which it may have to extend further credit to Borrower and may declare the entire unpaid principal balance of this Note and all accrued interest thereon to be immediately due and payable upon the occurrence of any Event of Default.

     5. Waivers. Borrower and all sureties, guarantors, endorsers and other Persons now liable or who may become liable for payment of this Note waive presentment, demand for payment, protest, notice of demand, dishonor, protest and nonpayment.

     6. Loss of Note. If this Note is lost, stolen, or destroyed, upon Borrower's receipt of a reasonably satisfactory indemnification agreement executed by Bank, or if this Note is mutilated, upon Bank's surrender of the mutilated Note to Borrower, Borrower shall execute and deliver to Bank a new promissory note which is identical in form and content to this Note to replace the lost, stolen, destroyed or mutilated Note.

     7. Attorneys' Fees. If Borrower defaults under any of the terms of this Note, Borrower shall pay all Bank Expenses, including without limitation reasonable Attorneys' Fees, incurred by Bank in enforcing this Note immediately upon Bank's demand, whether or not any action or proceeding is commenced by Bank.

     8. Applicable Law; Joint and Several; Successors. This Note shall be governed by and interpreted in accordance with the laws of the State of New York. This Note shall be binding upon Borrower and its successor and assigns; provided, however, Borrower may not assign this Note or any of its rights or obligations hereunder. This Note shall inure to the benefit of Bank and its successors and assigns.

     9. Index. If the Prime Rate Index or the Index ceases to be made available, Bank shall select an alternate index as a substitute for the Prime Rate Index or the Index, as applicable (the "Substituted Index") which, in Bank's good faith judgment, is comparable to the applicable Prime Rate Index or the Index and which is not likely to result in the interest rate being substantially different than if such prior applicable Prime Rate Index or Index had continued to be made available. In such event, Bank shall adjust the Spread set forth in Section 2.1 above, if any, based on the value of the Substituted Index as of the last preceding date on which the interest rate was adjusted or, if no such adjustment has yet occurred, as of the date of this Note, such that the sum of the Substituted Index and the adjusted Spread equals the sum of the prior Index plus the prior Spread.

     10. Security. This Note is secured.


BORROWER:
---------

CENTRE CAPITAL OFFSHORE INVESTORS II, L.P., a Bermuda limited partnership

By:  Centre Partners II, L.P.,
     a Delaware limited partnership,
     its General Partner

     By: Centre Partners II LLC,
         a Delaware limited liability company,
         its General Partner

         By:___________________________

         Name:_________________________

         Title:________________________

                                                                      EXHIBIT 18

                                 PROMISSORY NOTE
                                 ---------------
              (Term Loan - LIBOR Adjustable/Prime - Interest Only)


$355,000                                                          March 28, 2005

     1. Promise to Pay. In installments and at the times stated in this Note, for value received, CENTRE PARTNERS COINVESTMENT L.P., a Delaware limited partnership ("Borrower"), promises to pay to [intentionally omitted] ("Bank"), or [intentionally omitted], or at such other place as Bank may from time to time designate in writing, the principal sum of THREE HUNDRED AND FIFTY-FIVE THOUSAND DOLLARS ($355,000), in immediately available funds and in lawful money of the United States of America, or so much thereof as may be disbursed by the Bank, with interest on each advance of principal (each an "Advance") at the interest rate set forth below from the date of such Advance (the "Disbursement Date").

     2.   Interest Rate; Payment of Principal and Interest.

          2.1 Interest. Absent an Event of Default, at the election of Borrower made at least one (1) Business Day in advance of the Disbursement Date or an Interest Change Date, the interest rate on an Advance shall be equal to either of the following:

               (a) Prime Interest Rate. The Bank's prime rate ("Prime Rate"), which means the rate of interest publicly announced from time to time by Bank of America, or any successor thereto, as its prime rate or reference rate. If such financial institution publicly announces more than one prime rate or reference rate, then the "Prime Rate Index" shall mean the higher or highest of such rates. The Prime Rate on Advances shall be adjusted concurrently with, and such adjustments shall be effective on the same date as, adjustments in the Prime Rate Index.

               (b) LIBOR Interest Rate. The Index in effect on the Disbursement Date of the Advance plus two and three-quarters percent (2.75%) per annum ("Spread") ("Designated Percentage"), rounded upward to the nearest one-eighth of one percentage point (0.125%), subject to adjustment as provided in subsections 2.1(c), (e) and (f) below. "Index" means, as designated by Borrower, the one-month, three-month, or six month London Interbank Offered Rate (LIBOR) as published in the "Money Rates" column of The Wall Street Journal. If The Wall Street Journal publishes more than one Index, then the term "Index" shall mean the higher or highest of such indices. If The Wall Street Journal publishes a retraction or correction of the Index, then the term "Index" shall mean the Index reported in such retraction or correction. The term "Index Period" shall mean the one-month, three-month or six-month period as designated by Borrower. The Designated Percentage shall be calculated on the one-month, three-month, or six-month LIBOR Rate plus the percentage shown below:

               (c) LIBOR Interest Rate Change. If selected, the interest rate specified above in 2(b) will be applicable to the particular Advance from the Disbursement Date through the end of the first Index Period. The interest rate will change the day following expiration of the Index Period ("Interest Change Date"). On or before the last day of the first Index Period and every Index Period thereafter, Borrower will designate the Index Period which will be applicable to the particular Advance following the end of the then-current Index Period. The new interest rate which becomes effective as to the particular Advance on each Interest Change Date shall be equal to the Current Index applicable to the Interest Change Date plus Designated Percentage per annum, rounded upward to the nearest one-eighth of one percentage point (0.125%). Such interest rate shall be applicable to the particular Advance for such Index Period. "Current Index" means, with respect to each Interest Change Date, the Index figure most recently available as of such Interest Change Date. The Bank shall increase or decrease the interest rate in accordance with this Section 2.1(c) effective on each Interest Change Date.

               (d) Interest Rate Increase. In the event that Borrower at any time prior to the Maturity Date does not have an account with Bank for automatic payment of the Loan as set forth in the Loan Agreement, from and after such date the interest rate on the unpaid principal balance of this Note will be increased by an additional one-half of one percent (0.5%) above the interest rate specified in Section 2.1(a) or 2.1(b), as applicable, until such time as such service is reinstated.

               (e) Default Rate of Interest. From and after either (a) the occurrence of an Event of Default; or (b) the maturity of this Note (whether resulting from acceleration or otherwise), additional interest on the unpaid principal balance of this Note shall accrue at a rate equal to eight percent (8%) per annum. Such interest shall be in addition to the interest specified in Sections 2.1(a) or (b) above, as applicable.

               (f) No Designation. If Borrower fails to designate the Index Period which is to be applicable to any Advance on a timely basis, the interest rate on any Interest Change Date shall automatically be deemed to be the Prime Rate. If thereafter Borrower does designate the Index Period for the particular Advance, the day following such designation shall be deemed to be an Interest Change Date and the interest shall be changed for the Index Period as specified in Section 2.1(b) above.

               (g) Interest Computation. All interest shall be computed on the basis of a 360-day year and charged on actual days elapsed.

          2.2 Payments. Principal and interest shall be due and payable as follows:

               (a) Payment Date. Payments shall be made on first (1st) day of May, 2005, and the same date of each month thereafter (each a "Payment Date") to and including the same date of the month immediately preceding the month on which the Maturity Date occurs, as the same may be extended in accordance with the terms of the Loan Agreement (defined below).

               (b) Interest Payments. From the Disbursement Date through the Maturity Date, interest shall be payable in arrears on each Payment Date.

               (c) Payment on Maturity Date. The entire unpaid principal balance of this Note and all accrued and unpaid interest thereon shall be due and payable on March 28, 2006 (the "Maturity Date"), subject to extension as provided in the Loan Agreement defined below. BORROWER ACKNOWLEDGES AND AGREES THAT (1) THE TERM LOAN EVIDENCED BY THIS NOTE IS NOT AN AMORTIZING LOAN; AND (2) THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE SHALL BE DUE AND PAYABLE ON THE MATURITY DATE OF THIS NOTE, AS THE SAME MAY BE EXTENDED IN ACCORDANCE WITH THE TERMS OF THE LOAN AGREEMENT.

               (d) Additional Payments. Additional payments of principal shall be made to Bank to the extent that : (i) payments are made by limited partners of Borrower pursuant to capital call commitments owed to Borrower; and (ii) any stock or other investment property, which is pledged to Bank to secure this Note, is sold or otherwise liquidated or disposed of. The amount of such payments shall equal the amounts paid on the capital call commitments or paid as consideration for the Collateral (as such term is defined in the CPC Pledge Agreement).

               (e) Prepayment. Borrower may repay at any time all or part of the outstanding principal balance of this Note without a prepayment fee.

               (f) Payment Application. All payments under this Note shall be credited first to accrued interest then due, thereafter to unpaid principal, and then to other charges, fees, costs, and expenses payable by Borrower under this Note or in connection with the CPC Loan. If any payment of interest is not made when due, at the option of Bank, such interest payment shall bear interest at the same rate as principal from and after the due date of the interest payment. The receipt of any check or other item of payment (a "Payment Item") by Bank, at its option, shall not be considered a payment until such Payment Item is honored when presented for payment at the drawee bank or institution, and Bank, at its option, may delay the credit of such payment until such Payment Item is so honored.

     3. Late Charge. If any installment of interest and/or principal under this
Note is not paid within ten (10) days after the date on which it is due, Borrower shall immediately pay a late charge equal to ten percent (10%) of such installment of interest and/or principal to Bank to compensate Bank for administrative costs and expenses incurred in connection with such late payment. Borrower agrees that the actual damages suffered by Bank because of any late installment payment are extremely difficult and impracticable to ascertain, and the late charge described in this Section represents a reasonable attempt to fix such damages under the circumstances existing at the time this Note is executed. Bank's acceptance of any late charge shall not constitute a waiver of any of the terms of this Note and shall not affect Bank's right to enforce any of its rights and remedies against any Person liable for payment of this Note.

     4. Loan Agreement. This Note is made pursuant to and is subject to the Loan and Security Agreement dated the same date as this Note, as amended from time to time ("Loan Agreement"). All terms with an initial capital letter that are used but not specifically defined in this Note shall have respective meanings given to such terms in the Loan Agreement. The Loan Agreement provides, among other things, for the acceleration of the unpaid principal balance and accrued interest under this Note upon the occurrence of certain events. Bank, at its option and without notice to or demand on Borrower or any other Person, may terminate any or all obligations which it may have to extend further credit to Borrower and may declare the entire unpaid principal balance of this Note and all accrued interest thereon to be immediately due and payable upon the occurrence of any Event of Default.

     5. Waivers. Borrower and all sureties, guarantors, endorsers and other Persons now liable or who may become liable for payment of this Note waive presentment, demand for payment, protest, notice of demand, dishonor, protest and nonpayment.

     6. Loss of Note. If this Note is lost, stolen, or destroyed, upon Borrower's receipt of a reasonably satisfactory indemnification agreement executed by Bank, or if this Note is mutilated, upon Bank's surrender of the mutilated Note to Borrower, Borrower shall execute and deliver to Bank a new promissory note which is identical in form and content to this Note to replace the lost, stolen, destroyed or mutilated Note.

     7. Attorneys' Fees. If Borrower defaults under any of the terms of this Note, Borrower shall pay all Bank Expenses, including without limitation reasonable Attorneys' Fees, incurred by Bank in enforcing this Note immediately upon Bank's demand, whether or not any action or proceeding is commenced by Bank.

     8. Applicable Law; Joint and Several; Successors. This Note shall be governed by and interpreted in accordance with the laws of the State of New York. This Note shall be binding upon Borrower and its successor and assigns; provided, however, Borrower may not assign this Note or any of its rights or obligations hereunder. This Note shall inure to the benefit of Bank and its successors and assigns.

     9. Index. If the Prime Rate Index or the Index ceases to be made available, Bank shall select an alternate index as a substitute for the Prime Rate Index or the Index, as applicable (the "Substituted Index") which, in Bank's good faith judgment, is comparable to the applicable Prime Rate Index or the Index and which is not likely to result in the interest rate being substantially different than if such prior applicable Prime Rate Index or Index had continued to be made available. In such event, Bank shall adjust the Spread set forth in Section 2.1 above, if any, based on the value of the Substituted Index as of the last preceding date on which the interest rate was adjusted or, if no such adjustment has yet occurred, as of the date of this Note, such that the sum of the Substituted Index and the adjusted Spread equals the sum of the prior Index plus the prior Spread.

     10. Security. This Note is secured.


BORROWER:
---------

CENTRE PARTNERS COINVESTMENT L.P.,
a Delaware limited partnership

By: Centre Partners II LLC,
    a Delaware limited liability company,
    its General Partner

    By:___________________________

    Name:_________________________

    Title:________________________

                                                                      EXHIBIT 19

                               SECURITY AGREEMENT
                               ------------------
                                   Stock/Bonds


     This SECURITY AGREEMENT (the "Agreement"), dated as of. March 28, 2005 is executed by and between CENTRE CAPITAL INVESTORS II, L.P., a Delaware Limited Partnership ("Debtor"), and [intentionally omitted] ("Bank").

     Bank and Debtor are entering into a Loan and Security Agreement of even date herewith pursuant to which Bank will provide credit to, or for the benefit of, the Debtor ("Loan Agreement"). This Agreement is being provided in connection with the Loan Agreement to secure the Debtor's obligations thereunder.

     1. Definitions. For purposes of this Agreement, capitalized terms not otherwise defined in this Agreement shall have the meanings provided below or in the Commercial Code or in the Loan Agreement.

          1.1 Agreement - means this Security Agreement, any concurrent or subsequent rider to this Security Agreement and any extensions, supplements, amendments or modifications to this Security Agreement and/or to any such rider.

          1.2 Bank - means [intentionally omitted].

          1.3 Bank Expenses - means all reasonable costs and expenses incurred by Bank in connection with: (i) this Agreement or other Loan Documents; (ii) the transactions contemplated hereby or thereby; (iii) the enforcement of any rights hereunder or thereunder; (iv) the recordation or filing of any documents; (v) Bank's Attorneys' Fees; (vi) the creation, perfection or enforcement of the lien on any item of Collateral, as defined in Exhibit B; and (vii) any expenses incurred in any proceedings in the U.S. Bankruptcy Courts in connection with any of the foregoing.

          1.4 Bankruptcy Code - means the U.S. Bankruptcy Code as now enacted or hereafter amended.

          1.5 Business Day - means any day other than a day on which commercial banks are authorized or required by law to close in the State of New York.

          1.6 Collateral Records - means all of Debtor's existing and hereafter acquired books, records, data and other documentation relating to any or all of the Debtor's Collateral.

          1.7 Commercial Code - means the Uniform Commercial Code, as now enacted or hereafter amended, applicable in the State of New York.

          1.8 Debtor's Books - means all books and records including, but not limited to: minute books; ledgers, and records indicating, summarizing or evidencing the assets and liabilities of any Debtor, the Collateral, the Secured Obligations, and all information relating thereto; records indicating, summarizing or evidencing Debtor's business operations or financial condition; and all computer programs, disc or tape files, printouts, runs, and other computer prepared information and the equipment containing such information.

          1.9 Exhibit - means any Exhibit attached hereto and incorporated herein.

          1.10 Governmental Authorities - means: (i) the United States; (ii) the state, county, city or other political subdivision in which any of the Collateral is located; (iii) all other governmental or quasi-governmental authorities, boards, bureaus, agencies, commissions, departments, administrative tribunals, instrumentalities and authorities; and (iv) all judicial authorities and public utilities regulating authorities having or exercising jurisdiction over Debtor or the Collateral. The term "Governmental Authority" means any one of the Governmental Authorities.

          1.11 Governmental Permits - means all permits, approvals, licenses and authorizations now or hereafter issued by any Governmental Authorities for or in connection with the conduct of Debtor's business or the ownership or use by Debtor of the Collateral, its other assets or its properties.

          1.12 Governmental Requirements - means all existing and future laws, ordinances, rules, regulations, orders or requirements of all Governmental Authorities applicable to Debtor, the Collateral or any of Debtor's other assets or properties.

          1.13 Insolvency Proceeding - means any proceeding commenced by or against any person or entity, including Debtor under any provision of the federal Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including, but not limited to, assignments for the benefit of creditors, formal or informal moratoriums, compositions or extensions with some or all creditors.

          1.14 Judicial Officer or Assignee - means any trustee, receiver, controller, custodian, assignee for the benefit of creditors or any other person or entity having powers or duties like or similar to the powers and duties of a trustee, receiver, controller, or assignee for the benefit of creditors.

          1.15 Loan Documents - means this Agreement, the Loan Agreement and all other documents now or hereafter executed by Debtor, and delivered to Bank at Bank's request in connection with the credit extended to Debtor and all extensions, renewals, modifications or replacements thereof and any Note executed by Debtor in connection therewith.

          1.16 Note - means: (i) any promissory note executed by Debtor in connection with the Loan Agreement and all extensions, renewals, modifications and replacements thereof; and (ii) any additional note or notes now or hereafter executed by Debtor in favor of Bank which specifically recite that they arise out of the Loan Documents, and all extensions, renewals, modifications and replacement thereof.

          1.17 Permitted Liens - means any and all of the following: (i) liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; and (ii) any other liens and encumbrances agreed to in writing by Bank.

          1.18 Person - means any natural person or any entity, including any corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or trustee, or Governmental Authority.

          1.19 Schedule - means the Schedule to Security Agreement that is attached as Exhibit A hereto.

          1.20 Secured Obligations - means all debts, obligations and liabilities of Debtor to Bank under or in connection with this Agreement, the Loan Agreement, any Note executed by Debtor, and any of the other Loan Documents, regardless whether such Secured Obligations are currently existing or hereafter created, whether liquidated or unliquidated, including Attorneys' Fees. Notwithstanding anything to the contrary contained in the Loan Documents the term "Secured Obligations" shall not include any debts that are or may hereafter constitute "consumer credit" which is subject to the disclosure requirements of the federal Truth-In Lending Act (15 U.S.C. Section 1601, et seq.) or any similar state law in effect from time to time, unless Bank and Debtor shall otherwise agree in a separate written agreement.

     2. Grant of Security Interest. Debtor hereby grants to Bank a continuing valid, first priority security interest in all present and future Collateral now owned or hereafter acquired to secure repayment and performance of the Secured Obligations.

     3. Security Documents. Bank may file all financing statements and confirmation statements and other documents as necessary to perfect and maintain perfected Bank's security interest. Debtor shall execute and deliver to Bank all documents which Bank may reasonably request to perfect, and maintain perfected, Bank's security interests in the Collateral or to implement the terms of this Agreement.

     4. Control and Trading.

          4.1 Collateral Delivery.

               (a) Delivery to Bank. Concurrently with or prior to Debtor's execution and delivery of this Agreement, Debtor shall deliver to Bank all certificated securities of Firearms Trading Systems, Inc. ("FATS"). If at any time hereafter Debtor obtains possession of any certificate representing shares of FATS or instrument constituting Collateral, Debtor shall promptly deliver or arrange for the immediate delivery of such item to Bank. Any items of Collateral which are certificated securities of FATS shall be duly endorsed in blank without restriction or with a duly executed assignment separate from certificate (stock power) duly endorsed in blank without restriction and with all signatures guaranteed with a signature guaranty acceptable to Bank and with all necessary transfer tax stamps affixed. Debtor shall hold all items of Collateral received hereafter separate from Debtor's other funds and property in an express trust for the benefit of Bank until paid or delivered to Bank.

               (b) Uncertificated Securities. If any item of Collateral is an uncertificated security, Debtor shall either: (i) procure the issuance of a security certificate to represent such Collateral and endorse and deliver such certificate as required above; or (ii) cause the issuer thereof to register Bank as the registered owner of such uncertificated security; or (iii) cause the issuer thereof to enter into an agreement satisfactory to Bank, among Bank, the registered owner of such security, and the issuer to the effect that the issuer will comply with instructions originated by Bank without further consent by the registered owner.

               (c) Other Delivery of Collateral to Bank. Debtor shall deliver to Bank such documents as Bank may request to enable it to perfect its security interest in, and obtain control or possession of, the Collateral under the Commercial Code.

          4.2 No trading. Debtor shall not be permitted to trade any Financial Asset which constitutes Collateral.

          4.3 Voting and Warrants, etc.

               (a) Provided that the Collateral Requirement is maintained and no Event of Default has occurred and is continuing, Debtor shall have the right to exercise all voting rights and other consensual rights and powers with respect to the Collateral (including any Financial Assets in the Securities Account) for any purpose not inconsistent with the terms of this Agreement and the other Loan Documents; provided, however, that: (i) Debtor shall not exercise any such right if, in Bank's discretion, such action would have an adverse effect on the value of the Collateral; or (ii) otherwise adversely effect the security interest or other rights of Bank under this Agreement.

               (b) Upon the occurrence and during the continuance of an Event of Default, Bank may exercise any warrants, options, conversion rights, puts, calls, voting rights, and other rights with respect to the Collateral (collectively the "Voting and Stock Rights") in such manner and to such extent as Bank in its discretion determines to be necessary or appropriate, and Debtor's rights and authority to exercise the Voting and Stock Rights shall automatically terminate.

               (c) Notwithstanding anything to the contrary contained in this Agreement, Bank shall have no obligation to exercise any or all Voting and Stock Rights, and Bank shall have no liability or responsibility of any kind to Debtor or any other party for Bank's exercise or delay or failure to exercise any or all of the Voting and Stock Rights following an Event of Default. In connection with Bank's exercise of any or all of the Voting and Stock Rights, Bank shall have the right: (i) to deposit or surrender control of any or all of the Collateral to any third Person; (ii) to accept other property in exchange for the Collateral; and (iii) to take such other actions as Bank in its discretion determines to be necessary or appropriate.

     5. Disposition of Collateral Revenues.

          5.1 Delivery to Bank. So long as any Secured Obligations remain outstanding, all Collateral Revenues shall be delivered to Bank and shall be applied to satisfy the Secured Obligations.

          5.2 Improper Payment to Debtor. If at any time and for any reason any Debtor receives any Collateral Revenues other than those that Debtor is entitled to receive under this Section, such Debtor: (i) shall immediately deliver such Collateral Revenues to Bank in the original form in which received by Debtor;
(ii) shall execute and deliver to Bank such documents of transfer respecting such Collateral Revenues as Bank may require, including an endorsement in blank of any certificate evidencing such Collateral Revenues; (iii) shall not commingle such Collateral Revenues with any of such Debtor's other funds or property; and (iv) shall hold such Collateral Revenues separate and apart from such Debtor's other funds and property in an express trust for Bank until paid or delivered to Bank.

     6. Collateral Requirement; No Liability by Bank; Substitution of
Collateral.

          6.1 Collateral Requirement. Debtor(s) shall at all times comply with the Collateral Requirement as set forth in Exhibit A.

          6.2 Pledged Value of Collateral. From time to time, Bank, at its option, shall have the right to determine the Pledged Value of the Collateral as of the immediately preceding Business Day (the "Valuation Date") for the purpose of determining Debtor's compliance with the "Collateral Requirement" above. Pledged Value of the Collateral means the aggregate current fair market value of the Collateral consisting of marketable securities, plus the value of any Collateral Revenues consisting of cash or its equivalent held by the Bank and not delivered to Debtor, as such fair market value shall be determined by the Bank in its reasonable discretion as set forth below (the "Pledged Value"). The current fair market value of the Collateral consisting of marketable securities shall be determined by one of the following methods, to be selected by Bank in its discretion: (i) by reference to the lowest bid prices therefor appearing on the appropriate pages of, at Bank's option, the Telerate system or the Bloomberg system; or (ii) if dealer bids are used, with reference to the lower of two or more bids (at least one of which shall be in writing) from NASD member dealers making markets in the specific Collateral being valued; or (iii) by reference to any other source that commonly quotes values for such securities, or (iv) such other method as is reasonable and commonly applied in connection with similar assets.

          6.3 Compliance with Collateral Requirement. If at any time the Pledged Value of the Collateral has decreased so as to result in Debtor's failure to comply with the Collateral Requirement, Bank shall have the right to give telephonic or other notice of such occurrence to Debtor, and Debtor shall, within two (2) Business Days after receipt of such notices, either: (i) deliver to Bank additional collateral satisfactory to Bank which is sufficient to result in Debtor's compliance with the Collateral Requirement; or (ii) pay down the outstanding principal balance of Debtor's Term Loan in an amount which is sufficient to result in Debtor's compliance with the Collateral Requirement. Such notice may be concurrent with any notice or intended sale specified in the "Remedies" Section below.

          6.4 No Liability by Bank; Independent Investigation by Debtor. Notwithstanding anything to the contrary contained in this Agreement:

               (a) Bank shall not have any responsibility or liability for injury or loss to any of the Collateral which is in such Person's possession resulting from any cause beyond the its control.

               (b) Bank shall not have any obligation to ascertain the occurrence of, or to notify Debtor or initiate any action with respect to, warrants, options, conversions, puts, calls, exchanges, redemptions, offers, maturities or other similar matters relating to the Collateral, notwithstanding such Person's knowledge of the same.

               (c) Bank shall not have any obligation: (i) to take any action to protect against a decline in the market value of the Collateral; or (ii) to release any of the Collateral to any person in connection with any proposed sale or other transaction, notwithstanding any possibility of a decline in the market value of such Collateral.

               (d) Except for Collateral held in interest bearing accounts or certificates of deposit issued by Bank, Bank shall not pay interest on the Collateral and does not assume responsibility for the earning of any income therefrom. Debtor assumes complete responsibility for obtaining all information concerning warrants, options, conversions, puts, calls, exchanges, redemptions, offers, maturities, and other similar matters relating to the Collateral, and Bank shall not have any obligation to provide Debtor with any information concerning such matters.

               (e) Bank, in its discretion may at any time deliver, or arrange for the delivery of, any item of Collateral in its possession to Debtor, and Debtor's receipt of such Collateral shall constitute a complete discharge of Bank for all liability and responsibility with respect to such Collateral.

               (f) Bank shall have no liability in connection with any trading conducted under the "Control and Trading" Section, whether related to the selection of assets to be traded or acquired, or related to the completion of any trades, or otherwise.

     7. Representations and Warranties. Until the Secured Obligations are satisfied in full, Debtor makes the following representations and warranties:

          7.1 Debtor. Debtor's full and correct name and address are indicated in the "Miscellaneous" Section below. If Debtor is an entity, Debtor: (i) is duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) is qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires qualification as a foreign entity; and (iii) conducts business under the following trade name(s) and no other trade name(s) Centre Capital Investors II, L.P.

          7.2 Title to Assets. Debtor has and at all times will have: (i) legal and equitable title to the Collateral, free of all liens and other interests other than liens granted to Bank under any Loan Document or Permitted Liens; and
(ii) the right to grant the security interest in the Collateral.

          7.3 No Defenses. Each account, right to payment, instrument, document, chattel paper and other item of Collateral is (or will be when arising or issued) the valid and legally enforceable obligation, subject to no defense or set off (other than those arising in the ordinary course of business) of the obligor named therein.

          7.4 Authority. This Agreement has been duly authorized by Debtor and, upon execution and delivery thereof, and assuming the due authorization, execution and delivery thereof by the other parties hereto, will constitute legal, valid and binding agreement and obligation of Debtor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights generally, and subject to general principles of equity.

          7.5 No Conflicts. The execution, delivery and performance by Debtor of this Agreement and the grant of the lien herein does not: (i) violate any Governmental Requirements applicable to Debtor; (ii) constitute a breach of any provision of the organizational papers of Debtor; or (iii) constitute an event of default under any agreement of Debtor.

          7.6 Lawsuits; Compliance; Taxes. There is no material lawsuit, tax claim or adjustment or other dispute pending or threatened against Debtor or the Collateral. Debtor is in compliance with all Governmental Requirements and satisfied, prior to delinquency, all taxes due or payable by Debtor or assessed against the Collateral.

          7.7 Status of Collateral. All of the Collateral has been duly and validly issued and is fully paid for and non-assessable. The Collateral includes "restricted securities" and "control stock" (as such terms are defined in Rule 144 promulgated under the Securities Act of 1933 in effect on the date of this Agreement).

          7.8 No Margin Stock. No part of the proceeds of the Loan evidenced by the Note will be used in a manner which would be in violation of Regulation U of the Board of Governors of the Federal Reserve System.

          7.9 Continuing and Cumulative Warranties. The warranties and representations set forth in this Section shall be true and correct in all material respects at the time of execution of this Agreement and shall constitute continuing representations and warranties as long as any of the Secured Obligations remain unpaid or unperformed. The warranties and representations shall be cumulative and in addition to any other warranties and representations which Debtor shall give to Bank, now or hereafter.

     8. Covenants. Debtor agrees, until the Secured Obligations are satisfied in full:

          8.1 Lien Free. Debtor shall keep the Collateral free of all liens and interests, except the liens granted to Bank under any Loan Document and Permitted Liens.

          8.2 Records. As regards any Collateral, Debtor shall: (i) maintain a standard and modern system of accounting in accordance with generally accepted accounting principles, or such other accounting principles as agreed to by Bank, consistently applied; and (ii) not modify or change its method of accounting. Debtor's Books shall be accurate and complete. On Bank's written request, Debtor shall deliver to Bank copies of Debtor's Books.

          8.3 Inspection. Debtor shall permit Bank and any of Bank's representatives, during business hours and after giving Debtor 5 days advance notice, to have access to and to inspect the Collateral (wherever located) and to examine and copy Debtor's Books pertaining to the Collateral. Debtor shall deliver to Bank such reports and information concerning the Collateral as Bank may reasonably request.

          8.4 Taxes. Unless disputed in good faith, Debtor shall pay all taxes relating to the Collateral prior to becoming delinquent.

          8.5 Compliance with Applicable Laws. Debtor shall comply with and keep in effect all material Governmental Permits relating to it and the Collateral. Debtor shall comply with and shall cause the Collateral to comply with: (i) all material Governmental Requirements; (ii) all requirements and orders of all judicial authorities which have jurisdiction over it or the Collateral; and
(iii) all covenants conditions, restrictions and other documents relating to Debtor or the Collateral.

          8.6 Notifications. Debtor shall promptly notify Bank of any material decline of value of or loss of or damage to any Collateral.

          8.7 Expenses. Debtor agrees to reimburse Bank for any and all Bank Expenses to the extent the same relate to Debtor, Debtor's Term Loan or the Collateral, and hereby authorizes and approves all advances and payments by Bank for items constituting such Bank Expenses.

          8.8 Status. If Debtor is an entity, Debtor will maintain its existence in good standing under the law of the state of its organization, and maintain its qualification as a foreign entity in each jurisdiction in which the nature of its business requires such qualification. Debtor will not merge with any other entity without the consent of Bank.

          8.9 Further Assurances. Debtor shall deliver to Bank, or ensure that Bank receives, promptly: (i) such specific acknowledgments, assignments, stock or bond powers, Regulation U Statement of Purpose forms, and other documents as Bank may reasonably request relating to the Collateral; and (ii) copies of records and other reports relating to the Collateral in such form and detail and at such times as Bank may from time to time require. From time to time upon Bank's request, Debtor: (i) shall execute and deliver to Bank, and give, file or record, at Debtor's expense, all notices and other documents that Bank reasonably deems appropriate for Bank to maintain a first priority perfected security interest in the Collateral; and (ii) shall perform such other acts, and execute such additional documents, as Bank may reasonably request in connection with the administration and enforcement of this Agreement or Bank's rights, powers and remedies under this Agreement.

     9. Events of Default. The occurrence of any one or more of the following shall constitute an "Event of Default" under this Agreement, at the option of
Bank:

          9.1 Breach. There is a breach of any provision of this Agreement or discovery that any material representations or warranty provided to Bank by Debtor was materially misleading at the time given.

          9.2 Note. There is a default under any Note executed by Debtor.

          9.3 Lien Priority. Bank shall cease to have a valid and perfected first priority lien on any of the Collateral subject only to Permitted Liens, if any.

          9.4 Seizure of Assets. Any portion of the Collateral is subject to attachment, seizure or a writ or distress warrant, or is levied upon or comes into possession of any Judicial Officer or Assignee.

          9.5 Decline in Realizable Collateral Value. Any deterioration or impairment of the Collateral or any decline or depreciation in the value or market price of the Collateral which, in Bank's discretion, causes the character or value of the Collateral to become unsatisfactory to Bank; or

          9.6 Insolvency. If a voluntary Insolvency Proceeding is commenced by Debtor or if an involuntary Insolvency Proceeding is commenced against Debtor and not dismissed within sixty (60) days.

          9.7 Event of Default under Loan Documents. There is an Event of Default under the Loan Agreement, or under any Note executed by any other party in connection with the Loan Agreement, or under any of the other Loan Documents.

     10. Bank's Rights and Remedies; Waiver.

          10.1 Remedies. If an Event of Default occurs and is not cured by Debtor or waived by Bank, Bank shall have all rights and remedies of a secured party under the Commercial Code and as otherwise provided at law or in equity. Bank shall be required to provide such notices as are required under the Commercial Code; in connection therewith Bank and Debtor agree that two (2) days advance notice of any disposition of any stock or other securities or securities entitlements by sale on any public exchange shall be adequate. Bank may dispose of any item of Collateral in a manner permitted by the Commercial Code. In such event Bank shall have the right and power to receive, endorse and collect all checks and other orders for payment of money made payable to Debtor representing any dividend or other distribution payable or distributable in respect of any Collateral. All proceeds from the Collateral shall be applied or disbursed as permitted under the Commercial Code.

          10.2 Negotiation and Application. As to any assets held by Bank which represent cash, certificates of deposits, instruments, deposit accounts, or cash equivalents, Bank may, provided that an Event of Default shall have occurred and is continuing, foreclose on such assets by: (i) negotiating the instruments or certificates of deposit; and (ii) debiting the deposit accounts or applying the funds held by Bank to the Secured Obligations following such notice.

          10.3 Commercially Reasonable Actions by Bank. Debtor acknowledges that it may be impracticable or extremely difficult to effect a public sale of all or part of the Collateral by reason of present or future restrictions contained in state and federal securities laws. Because of such restrictions, and without limiting the generality of this Section, it shall conclusively be deemed to be commercially reasonable for Bank to do any or all of the following, in each case, provided that an Event of Default shall have occurred and is continuing:

               (a) To dispose of any collateral: (i) on any public exchange; or
(ii) in one or more private sales to a single purchaser or a restricted group of purchasers who may be obligated to agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof; and

               (b) To impose restrictions and conditions with respect to: (i) the ability of a purchaser or bidder to bear the economic risk of an investment in the Collateral; (ii) the knowledge and experience of business and financial matters of a purchaser or bidder; (iii) the access of a purchaser or bidder to information regarding the Collateral; and (iv) such other matters as Bank determines to be necessary or advisable to comply with any state or federal securities laws.

          10.4 No Registration Required. Debtor acknowledges that some or all of the conditions and restrictions referred to in above may result in reduced proceeds being received upon the sale of the Collateral than would otherwise have been obtained. Bank shall have no obligation to delay the sale of any or all of the Collateral for the period of time necessary to permit registration by the Corporation of any securities comprising the Collateral, even if such registration would be possible under applicable state and federal securities law.

          10.5 Other Procedures. Subject to any applicable law, Bank's disposition of any or all of the Collateral following an Event of Default in any manner which differs from the procedures specified in this Section shall not be deemed to be commercially unreasonable.

          10.6 Waivers. Subject to any applicable law, Debtor waives: (i) all rights, remedies and benefits under California Civil Code Sections 1479 and 2822(a); and (ii) all rights to require marshalling of assets or liens or all rights to require Bank to exercise any other right or power or to pursue any other remedy which Bank may have.

          10.7 Judicial Action. If Bank, at its option, seeks to take possession of any or all of the Collateral by court process, subject to any applicable law, Debtor irrevocably and unconditionally agrees that a receiver may be appointed by a court for such purpose without regard to the adequacy of the security for the Secured Obligations and such receiver may, at Bank's option, collect or dispose of all or part of the Collateral.

     11. Liability for Deficiency. Debtor shall remain liable for any deficiency remaining on the Secured Obligations after disposition of all or any of the Collateral and Bank's application of the proceeds thereof to the Secured Obligations.

     12. Actions. Debtor authorizes Bank, without notice or demand and without affecting its liability hereunder, and without consent of Debtor, to: (i) take and hold additional security for the payment of the Secured Obligations with the consent of the party providing such security; and (ii) accept guarantors for the payment of the Secured Obligations.

     13. Power of Attorney. Debtor irrevocably appoints Bank, with full power of substitution, as its attorney-in-fact, coupled with an interest, with full power, in Bank's own name or in the name of Debtor: (i) at any time to sign, record and file all documents referred to in this Agreement; and (ii) so long as an Event of Default is continuing: (a) to endorse any checks, notes, and other instruments or documents evidencing the Collateral, or proceeds thereof; (b) to discharge claims, demands, liens, or taxes affecting any of the Collateral; (c) to settle, and give releases of, any insurance claim that relates to any of the Collateral, obtain payment of claim, and make all determinations with respect to any such policy of insurance, and endorse Debtor's name on any proceeds of such policies of insurance; or (d) to instruct any Person having control of any books or records relating to the Collateral to give Bank full rights of access thereto; or (e) to receive payment of all Collateral Revenues. Bank shall have the right to exercise the power of attorney granted in this Section directly or to delegate all or part of such power. Bank shall not be obligated to act on behalf of Debtor as attorney-in-fact.

     14. Bank's Duties.

          14.1 Subject to any applicable law, Bank's sole duty with respect to the Collateral in its possession shall be to use reasonable care in the custody and preservation thereof. Bank shall be deemed to have exercised reasonable care in the custody and preservation of such Collateral if such Collateral is accorded treatment substantially equal to that which Bank accords its own property, it being understood that Bank shall not have any responsibility for
(i) ascertaining or (ii) taking any steps to preserve any rights against any person with respect to any Collateral. Under no circumstances shall Bank be responsible for an injury or loss to the Collateral, or any part thereof, arising from any cause beyond the reasonable control of Bank.

          14.2 Bank may at any time deliver the Collateral or any part thereof to Debtor or arrange for the delivery thereof and Debtor's receipt shall be a complete and full acquittance for the Collateral so delivered, and Bank shall thereafter be discharged from any liability or responsibility therefor.

     15. Miscellaneous.

          15.1 Notices. Any notice, demand or request required hereunder shall be given in writing (at the addresses set forth below) by any of the following means: (i) personal service; (ii) electronic communication, whether by telex, telegram or telecopying or other form of electronic communication; (iii) overnight courier; or (iv) registered or certified, first class U.S. mail, return receipt requested, or to such other addresses as Bank or Debtor may specify from time to time in writing.

To Debtor                               To Bank

Centre Capital Investors II, L.P.       [intentionally omitted]
30 Rockefeller Center
New York, N.Y. 10020

Fax No.: (212) 332-5801
         Attn: William M. Tomai

          Any notice, demand or request sent pursuant to either subsection (i) or (ii), above, shall be deemed received upon such personal service or upon dispatch by electronic means. Any notice, demand or request sent pursuant to subsection (iii), above, shall be deemed received on the Business Day immediately following deposit with the overnight courier, and, if sent pursuant to subsection (iv), above, shall be deemed received forty-eight (48) hours following deposit into the U.S. mail.

          15.2 Choice of Law. This Agreement shall be determined under, governed by and construed in accordance with New York law. The parties agree that all actions or proceedings arising in connection with this Agreement shall be litigated only in the state courts located in the County of New York, State of New York, or the federal courts located in the Southern District of New York. Debtor waives any right Debtor may have to assert the doctrine of forum non conveniens or to object to such venue and hereby consents to any court-ordered relief.

          15.3 Successors and Assigns; Assignment. This Agreement shall be binding and deemed effective when executed by Debtor and accepted and executed by Bank. This Agreement shall be binding on Bank's and Debtor's successors and assigns. Debtor agrees that it may not assign this Agreement without Bank's prior written consent. Bank may assign, in whole or in part, all of its right, title and interest in and to this Agreement at any time without the consent of Borrower. In connection with any assignment, Bank may disclose all documents and information that Bank has or may hereafter have relating to Debtor. No consent to an assignment by Bank shall release Debtor from their obligations to Bank.

          15.4 Severability; Waivers. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any provision. No waiver by Bank of any of its rights or remedies in connection with this Agreement shall be effective unless such waiver is in writing and signed by Bank. No act or omission by Bank to exercise a right as to any event shall be construed as continuing, or as a waiver or release of, any subsequent right, remedy or recourse as to a subsequent event.

          15.5 Attorneys' Fees. On demand Debtor shall reimburse Bank for all reasonable costs and expenses, including without limitation, attorneys' fees costs and disbursements (and fees and disbursements of Bank's in-house counsel) (collectively "Attorneys' Fees") expended or incurred by Bank in any way in connection with the amendment and/or enforcement of this Agreement and Bank's rights hereunder and to the Collateral whether or not suit is brought. Attorneys' Fees shall include, without limitation, attorneys' fees and costs incurred in any State, Federal or Bankruptcy Court, and in any Insolvency Proceeding of any kind in any way related to this Agreement, the Note, or any item of Collateral and/or Bank's lien thereon.

          15.6 Headings. Article and section headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

          15.7 Integration; Amendment. No modification or amendment to this Agreement shall be effective unless in writing, executed by Bank. Except as to currently existing agreements between Debtor and Bank relating to matters other than the subject matter of the Loan Documents, all prior agreements, understandings, representations, warranties, and negotiations between the parties, if any, are merged into the Loan Documents, including this Agreement.

          15.8 Joint and Several Liability. Should more than one Person sign this Agreement or any other Loan Document as Debtor, the obligations of each signatory shall be joint and several.

          15.9 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute but one and the same agreement. A signed copy of this Agreement transmitted by a party to another party via facsimile or an emailed "pdf" version shall be binding on the signatory thereto.

          15.10 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, BANK AND DEBTOR HEREBY VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING IN A STATE OR FEDERAL COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS, OR THE SECURED OBLIGATIONS, OR ANY INSTRUMENT OR DOCUMENT DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING WITHOUT LIMITATION, CLAIMS RELATING TO THE APPLICATION, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF, OR ANY OTHER CLAIM OR DISPUTE HOWSOEVER ARISING (INCLUDING TORT AND CLAIMS FOR BREACH OF DUTY), BETWEEN BANK AND DEBTOR.

     This Agreement is executed as of the date stated at the top of the first page.


                                  DEBTOR:
                                  -------

                                  CENTRE CAPITAL INVESTORS II L.P.,
                                  a Delaware limited partnership

                                  By: Centre Partners II L.P.,
                                      a Delaware limited partnership,
                                      its General Partner

                                      By: Centre Partners II LLC,
                                          a Delaware limited liability company,
                                          its General Partner

                                          By:______________________________

                                          Name:____________________________

                                          Title:___________________________

Accepted:
---------

BANK:
-----

[intentionally omitted]

By:    ________________________________

Name:  ________________________________

Title: ________________________________

                                    EXHIBIT A
                                    ---------
                                       TO
                               SECURITY AGREEMENT
                        Stocks/Bonds/Securities Accounts

                                    SCHEDULE
                                    --------

This Schedule to Security Agreement is attached to and made a part of the Security Agreement dated March 28, 2005 (the "Agreement") executed by Centre Capital Investors II, L.P. ("Debtor"), and [intentionally omitted] (the "Bank").

     1. Collateral Requirement. Debtor shall at all times cause the Pledged Value of the Collateral to be maintained by or on behalf of Debtor in an amount such that the Secured Obligations under this Agreement shall not at any time exceed Twenty-five Percent per cent (25%) of the Pledged Value of the Collateral (the "Collateral Requirement").

     2. Collateral Pledged to Bank. The securities, assets, bonds and other Collateral that are pledged to Bank under this Agreement shall consist of the following:

---------------------------------------------------------------------------------------------------------
Number of Shares or
Description of Other                                            Par Value
Assets                   Name of Issuer and Issuer's Address    of Bond              Identification No.*
---------------------------------------------------------------------------------------------------------
12,017,137               Firearms Training Systems, Inc.        ***ParValueBond***   ***Sec ID No***
---------------------------------------------------------------------------------------------------------


--------------
* Certificate Number, CUSIP Number, or Maturity Date of Bond

                                   Exhibit A-1

                                    EXHIBIT B
                                    ---------
                                       TO
                               SECURITY AGREEMENT
                        Stocks/Bonds/Securities Accounts

                            DESCRIPTION OF COLLATERAL
                            -------------------------


The Collateral ("Collateral") consists of all of the right, title and interest of Debtor in and to the following assets whether currently existing or hereafter arising.

     (a) Securities. 12,017,137 shares of Firearms Training Systems, Inc.

     (b) Related Assets. All other securities and stock, assets, bonds, certificates of deposit, deposit accounts, other funds, Security Entitlements, investment property, and other property, whether now owned or hereafter acquired, delivered to Bank by Debtor;

     (c) Proceeds and Revenues. All products, proceeds, and revenues of or from the personal property described above, all substitutions for such personal property, and all additions thereto (collectively, the "Collateral Revenues"), including: (i) stock rights, rights to subscribe, liquidating dividends, stock dividends, cash dividends, interest, stock splits, warrants, options, conversion rights, puts, calls, new securities and other property to which Debtor is or may hereafter become entitled to receive on account of such personal property; and
(ii) all proceeds of such personal property which consist of accounts, contract rights, instruments, documents, chattel paper, inventory, goods, merchandise, equipment, and general intangibles; and

     (d) Collateral Records. All of Debtor's existing and hereafter acquired books, records, data and other documentation relating to any or all of the Collateral.


                                   Exhibit B-1

                                                                      EXHIBIT 20

                               SECURITY AGREEMENT
                               ------------------
                                   Stock/Bonds


     This SECURITY AGREEMENT (the "Agreement"), dated as of. March 28, 2005 is executed by and between CENTRE CAPITAL OFFSHORE INVESTORS II, L.P., a Limited Partnership formed under the Limited Partnership Act, 1883, of Bermuda and the Exempt Partnership Act, 1992, of Bermuda ("Debtor"), and [intentionally omitted] ("Bank").

     Bank and Debtor are entering into a Loan and Security Agreement of even date herewith pursuant to which Bank will provide credit to, or for the benefit of, the Debtor ("Loan Agreement"). This Agreement is being provided in connection with the Loan Agreement to secure the Debtor's obligations thereunder.

     1. Definitions. For purposes of this Agreement, capitalized terms not otherwise defined in this Agreement shall have the meanings provided below or in the Commercial Code or in the Loan Agreement.

          1.1 Agreement - means this Security Agreement, any concurrent or subsequent rider to this Security Agreement and any extensions, supplements, amendments or modifications to this Security Agreement and/or to any such rider.

          1.2 Bank - means [intentionally omitted].

          1.3 Bank Expenses - means all reasonable costs and expenses incurred by Bank in connection with: (i) this Agreement or other Loan Documents; (ii) the transactions contemplated hereby or thereby; (iii) the enforcement of any rights hereunder or thereunder; (iv) the recordation or filing of any documents; (v) Bank's Attorneys' Fees; (vi) the creation, perfection or enforcement of the lien on any item of Collateral, as defined in Exhibit B; and (vii) any expenses incurred in any proceedings in the U.S. Bankruptcy Courts in connection with any of the foregoing.

          1.4 Bankruptcy Code - means the U.S. Bankruptcy Code as now enacted or hereafter amended.

          1.5 Business Day - means any day other than a day on which commercial banks are authorized or required by law to close in the State of New York.

          1.6 Collateral Records - means all of Debtor's existing and hereafter acquired books, records, data and other documentation relating to any or all of the Debtor's Collateral.

          1.7 Commercial Code - means the Uniform Commercial Code, as now enacted or hereafter amended, applicable in the State of New York.

          1.8 Debtor's Books - means all books and records including, but not limited to: minute books; ledgers, and records indicating, summarizing or evidencing the assets and liabilities of any Debtor, the Collateral, the Secured Obligations, and all information relating thereto; records indicating, summarizing or evidencing Debtor's business operations or financial condition; and all computer programs, disc or tape files, printouts, runs, and other computer prepared information and the equipment containing such information.

          1.9 Exhibit - means any Exhibit attached hereto and incorporated herein.

          1.10 Governmental Authorities - means: (i) the United States; (ii) the state, county, city or other political subdivision in which any of the Collateral is located; (iii) all other governmental or quasi-governmental authorities, boards, bureaus, agencies, commissions, departments, administrative tribunals, instrumentalities and authorities; and (iv) all judicial authorities and public utilities regulating authorities having or exercising jurisdiction over Debtor or the Collateral. The term "Governmental Authority" means any one of the Governmental Authorities.

          1.11 Governmental Permits - means all permits, approvals, licenses and authorizations now or hereafter issued by any Governmental Authorities for or in connection with the conduct of Debtor's business or the ownership or use by Debtor of the Collateral, its other assets or its properties.

          1.12 Governmental Requirements - means all existing and future laws, ordinances, rules, regulations, orders or requirements of all Governmental Authorities applicable to Debtor, the Collateral or any of Debtor's other assets or properties.

          1.13 Insolvency Proceeding - means any proceeding commenced by or against any person or entity, including Debtor under any provision of the federal Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including, but not limited to, assignments for the benefit of creditors, formal or informal moratoriums, compositions or extensions with some or all creditors.

          1.14 Judicial Officer or Assignee - means any trustee, receiver, controller, custodian, assignee for the benefit of creditors or any other person or entity having powers or duties like or similar to the powers and duties of a trustee, receiver, controller, or assignee for the benefit of creditors.

          1.15 Loan Documents - means this Agreement, the Loan Agreement and all other documents now or hereafter executed by Debtor, and delivered to Bank at Bank's request in connection with the credit extended to Debtor and all extensions, renewals, modifications or replacements thereof and any Note executed by Debtor in connection therewith.

          1.16 Note - means: (i) any promissory note executed by Debtor in connection with the Loan Agreement and all extensions, renewals, modifications and replacements thereof; and (ii) any additional note or notes now or hereafter executed by Debtor in favor of Bank which specifically recite that they arise out of the Loan Documents, and all extensions, renewals, modifications and replacement thereof.

          1.17 Permitted Liens - means any and all of the following: (i) liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; and (ii) any other liens and encumbrances agreed to in writing by Bank.

          1.18 Person - means any natural person or any entity, including any corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or trustee, or Governmental Authority.

          1.19 Schedule - means the Schedule to Security Agreement that is attached as Exhibit A hereto.

          1.20 Secured Obligations - means all debts, obligations and liabilities of Debtor to Bank under or in connection with this Agreement, the Loan Agreement, any Note executed by Debtor, and any of the other Loan Documents, regardless whether such Secured Obligations are currently existing or hereafter created, whether liquidated or unliquidated, including Attorneys' Fees. Notwithstanding anything to the contrary contained in the Loan Documents the term "Secured Obligations" shall not include any debts that are or may hereafter constitute "consumer credit" which is subject to the disclosure requirements of the federal Truth-In Lending Act (15 U.S.C. Section 1601, et seq.) or any similar state law in effect from time to time, unless Bank and Debtor shall otherwise agree in a separate written agreement.

     2. Grant of Security Interest. Debtor hereby grants to Bank a continuing valid, first priority security interest in all present and future Collateral now owned or hereafter acquired to secure repayment and performance of the Secured Obligations.

     3. Security Documents. Bank may file all financing statements and confirmation statements and other documents as necessary to perfect and maintain perfected Bank's security interest. Debtor shall execute and deliver to Bank all documents which Bank may reasonably request to perfect, and maintain perfected, Bank's security interests in the Collateral or to implement the terms of this Agreement.

     4. Control and Trading.

          4.1 Collateral Delivery.

               (a) Delivery to Bank. Concurrently with or prior to Debtor's execution and delivery of this Agreement, Debtor shall deliver to Bank all certificated securities of Firearms Trading Systems, Inc. ("FATS"). If at any time hereafter Debtor obtains possession of any certificate representing shares of FATS or instrument constituting Collateral, Debtor shall promptly deliver or arrange for the immediate delivery of such item to Bank. Any items of Collateral which are certificated securities of FATS shall be duly endorsed in blank without restriction or with a duly executed assignment separate from certificate (stock power) duly endorsed in blank without restriction and with all signatures guaranteed with a signature guaranty acceptable to Bank and with all necessary transfer tax stamps affixed. Debtor shall hold all items of Collateral received hereafter separate from Debtor's other funds and property in an express trust for the benefit of Bank until paid or delivered to Bank.

               (b) Uncertificated Securities. If any item of Collateral is an uncertificated security, Debtor shall either: (i) procure the issuance of a security certificate to represent such Collateral and endorse and deliver such certificate as required above; or (ii) cause the issuer thereof to register Bank as the registered owner of such uncertificated security; or (iii) cause the issuer thereof to enter into an agreement satisfactory to Bank, among Bank, the registered owner of such security, and the issuer to the effect that the issuer will comply with instructions originated by Bank without further consent by the registered owner.

               (c) Other Delivery of Collateral to Bank. Debtor shall deliver to Bank such documents as Bank may request to enable it to perfect its security interest in, and obtain control or possession of, the Collateral under the Commercial Code.

          4.2 No trading. Debtor shall not be permitted to trade any Financial Asset which constitutes Collateral.

          4.3 Voting and Warrants, etc.

               (a) Provided that the Collateral Requirement is maintained and no Event of Default has occurred and is continuing, Debtor shall have the right to exercise all voting rights and other consensual rights and powers with respect to the Collateral (including any Financial Assets in the Securities Account) for any purpose not inconsistent with the terms of this Agreement and the other Loan Documents; provided, however, that: (i) Debtor shall not exercise any such right if, in Bank's discretion, such action would have an adverse effect on the value of the Collateral; or (ii) otherwise adversely effect the security interest or other rights of Bank under this Agreement.

               (b) Upon the occurrence and during the continuance of an Event of Default, Bank may exercise any warrants, options, conversion rights, puts, calls, voting rights, and other rights with respect to the Collateral (collectively the "Voting and Stock Rights") in such manner and to such extent as Bank in its discretion determines to be necessary or appropriate, and Debtor's rights and authority to exercise the Voting and Stock Rights shall automatically terminate.

               (c) Notwithstanding anything to the contrary contained in this Agreement, Bank shall have no obligation to exercise any or all Voting and Stock Rights, and Bank shall have no liability or responsibility of any kind to Debtor or any other party for Bank's exercise or delay or failure to exercise any or all of the Voting and Stock Rights following an Event of Default. In connection with Bank's exercise of any or all of the Voting and Stock Rights, Bank shall have the right: (i) to deposit or surrender control of any or all of the Collateral to any third Person; (ii) to accept other property in exchange for the Collateral; and (iii) to take such other actions as Bank in its discretion determines to be necessary or appropriate.

     5. Disposition of Collateral Revenues.

          5.1 Delivery to Bank. So long as any Secured Obligations remain outstanding, all Collateral Revenues shall be delivered to Bank and shall be applied to satisfy the Secured Obligations.

          5.2 Improper Payment to Debtor. If at any time and for any reason any Debtor receives any Collateral Revenues other than those that Debtor is entitled to receive under this Section, such Debtor: (i) shall immediately deliver such Collateral Revenues to Bank in the original form in which received by Debtor;
(ii) shall execute and deliver to Bank such documents of transfer respecting such Collateral Revenues as Bank may require, including an endorsement in blank of any certificate evidencing such Collateral Revenues; (iii) shall not commingle such Collateral Revenues with any of such Debtor's other funds or property; and (iv) shall hold such Collateral Revenues separate and apart from such Debtor's other funds and property in an express trust for Bank until paid or delivered to Bank.

     6. Collateral Requirement; No Liability by Bank; Substitution of
Collateral.

          6.1 Collateral Requirement. Debtor(s) shall at all times comply with the Collateral Requirement as set forth in Exhibit A.

          6.2 Pledged Value of Collateral. From time to time, Bank, at its option, shall have the right to determine the Pledged Value of the Collateral as of the immediately preceding Business Day (the "Valuation Date") for the purpose of determining Debtor's compliance with the "Collateral Requirement" above. Pledged Value of the Collateral means the aggregate current fair market value of the Collateral consisting of marketable securities, plus the value of any Collateral Revenues consisting of cash or its equivalent held by the Bank and not delivered to Debtor, as such fair market value shall be determined by the Bank in its reasonable discretion as set forth below (the "Pledged Value"). The current fair market value of the Collateral consisting of marketable securities shall be determined by one of the following methods, to be selected by Bank in its discretion: (i) by reference to the lowest bid prices therefor appearing on the appropriate pages of, at Bank's option, the Telerate system or the Bloomberg system; or (ii) if dealer bids are used, with reference to the lower of two or more bids (at least one of which shall be in writing) from NASD member dealers making markets in the specific Collateral being valued; or (iii) by reference to any other source that commonly quotes values for such securities, or (iv) such other method as is reasonable and commonly applied in connection with similar assets.

          6.3 Compliance with Collateral Requirement. If at any time the Pledged Value of the Collateral has decreased so as to result in Debtor's failure to comply with the Collateral Requirement, Bank shall have the right to give telephonic or other notice of such occurrence to Debtor, and Debtor shall, within two (2) Business Days after receipt of such notices, either: (i) deliver to Bank additional collateral satisfactory to Bank which is sufficient to result in Debtor's compliance with the Collateral Requirement; or (ii) pay down the outstanding principal balance of Debtor's Term Loan in an amount which is sufficient to result in Debtor's compliance with the Collateral Requirement. Such notice may be concurrent with any notice or intended sale specified in the "Remedies" Section below.

          6.4 No Liability by Bank; Independent Investigation by Debtor. Notwithstanding anything to the contrary contained in this Agreement:

               (a) Bank shall not have any responsibility or liability for injury or loss to any of the Collateral which is in such Person's possession resulting from any cause beyond the its control.

               (b) Bank shall not have any obligation to ascertain the occurrence of, or to notify Debtor or initiate any action with respect to, warrants, options, conversions, puts, calls, exchanges, redemptions, offers, maturities or other similar matters relating to the Collateral, notwithstanding such Person's knowledge of the same.

               (c) Bank shall not have any obligation: (i) to take any action to protect against a decline in the market value of the Collateral; or (ii) to release any of the Collateral to any person in connection with any proposed sale or other transaction, notwithstanding any possibility of a decline in the market value of such Collateral.

               (d) Except for Collateral held in interest bearing accounts or certificates of deposit issued by Bank, Bank shall not pay interest on the Collateral and does not assume responsibility for the earning of any income therefrom. Debtor assumes complete responsibility for obtaining all information concerning warrants, options, conversions, puts, calls, exchanges, redemptions, offers, maturities, and other similar matters relating to the Collateral, and Bank shall not have any obligation to provide Debtor with any information concerning such matters.

               (e) Bank, in its discretion may at any time deliver, or arrange for the delivery of, any item of Collateral in its possession to Debtor, and Debtor's receipt of such Collateral shall constitute a complete discharge of Bank for all liability and responsibility with respect to such Collateral.

               (f) Bank shall have no liability in connection with any trading conducted under the "Control and Trading" Section, whether related to the selection of assets to be traded or acquired, or related to the completion of any trades, or otherwise.

     7. Representations and Warranties. Until the Secured Obligations are satisfied in full, Debtor makes the following representations and warranties:

          7.1 Debtor. Debtor's full and correct name and address are indicated in the "Miscellaneous" Section below. If Debtor is an entity, Debtor: (i) is duly organized, validly existing and in good standing under the laws of Bermuda;
(ii) is qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires qualification as a foreign entity; and (iii) conducts business under the following trade name(s) and no other trade name(s) Centre Capital Offshore Investors II, L.P.

          7.2 Title to Assets. Debtor has and at all times will have: (i) legal and equitable title to the Collateral, free of all liens and other interests other than liens granted to Bank under any Loan Document or Permitted Liens; and
(ii) the right to grant the security interest in the Collateral.

          7.3 No Defenses. Each account, right to payment, instrument, document, chattel paper and other item of Collateral is (or will be when arising or issued) the valid and legally enforceable obligation, subject to no defense or set off (other than those arising in the ordinary course of business) of the obligor named therein.

          7.4 Authority. This Agreement has been duly authorized by Debtor and, upon execution and delivery thereof, and assuming the due authorization, execution and delivery thereof by the other parties hereto, will constitute legal, valid and binding agreement and obligation of Debtor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights generally, and subject to general principles of equity.

          7.5 No Conflicts. The execution, delivery and performance by Debtor of this Agreement and the grant of the lien herein does not: (i) violate any Governmental Requirements applicable to Debtor; (ii) constitute a breach of any provision of the organizational papers of Debtor; or (iii) constitute an event of default under any agreement of Debtor.

          7.6 Lawsuits; Compliance; Taxes. There is no material lawsuit, tax claim or adjustment or other dispute pending or threatened against Debtor or the Collateral. Debtor is in compliance with all Governmental Requirements and satisfied, prior to delinquency, all taxes due or payable by Debtor or assessed against the Collateral.

          7.7 Status of Collateral. All of the Collateral has been duly and validly issued and is fully paid for and non-assessable. The Collateral includes "restricted securities" and "control stock" (as such terms are defined in Rule 144 promulgated under the Securities Act of 1933 in effect on the date of this Agreement).

          7.8 No Margin Stock. No part of the proceeds of the Loan evidenced by the Note will be used in a manner which would be in violation of Regulation U of the Board of Governors of the Federal Reserve System.

          7.9 Continuing and Cumulative Warranties. The warranties and representations set forth in this Section shall be true and correct in all material respects at the time of execution of this Agreement and shall constitute continuing representations and warranties as long as any of the Secured Obligations remain unpaid or unperformed. The warranties and representations shall be cumulative and in addition to any other warranties and representations which Debtor shall give to Bank, now or hereafter.

     8. Covenants. Debtor agrees, until the Secured Obligations are satisfied in full:

          8.1 Lien Free. Debtor shall keep the Collateral free of all liens and interests, except the liens granted to Bank under any Loan Document and Permitted Liens.

          8.2 Records. As regards any Collateral, Debtor shall: (i) maintain a standard and modern system of accounting in accordance with generally accepted accounting principles, or such other accounting principles as agreed to by Bank, consistently applied; and (ii) not modify or change its method of accounting. Debtor's Books shall be accurate and complete. On Bank's written request, Debtor shall deliver to Bank copies of Debtor's Books.

          8.3 Inspection. Debtor shall permit Bank and any of Bank's representatives, during business hours and after giving Debtor 5 days advance notice, to have access to and to inspect the Collateral (wherever located) and to examine and copy Debtor's Books pertaining to the Collateral. Debtor shall deliver to Bank such reports and information concerning the Collateral as Bank may reasonably request.

          8.4 Taxes. Unless disputed in good faith, Debtor shall pay all taxes relating to the Collateral prior to becoming delinquent.

          8.5 Compliance with Applicable Laws. Debtor shall comply with and keep in effect all material Governmental Permits relating to it and the Collateral. Debtor shall comply with and shall cause the Collateral to comply with: (i) all material Governmental Requirements; (ii) all requirements and orders of all judicial authorities which have jurisdiction over it or the Collateral; and (iii) all covenants conditions, restrictions and other documents relating to Debtor or the Collateral.

          8.6 Notifications. Debtor shall promptly notify Bank of any material decline of value of or loss of or damage to any Collateral.

          8.7 Expenses. Debtor agrees to reimburse Bank for any and all Bank Expenses to the extent the same relate to Debtor, Debtor's Term Loan or the Collateral, and hereby authorizes and approves all advances and payments by Bank for items constituting such Bank Expenses.

          8.8 Status. If Debtor is an entity, Debtor will maintain its existence in good standing under the law of the state of its organization, and maintain its qualification as a foreign entity in each jurisdiction in which the nature of its business requires such qualification. Debtor will not merge with any other entity without the consent of Bank.

          8.9 Further Assurances. Debtor shall deliver to Bank, or ensure that Bank receives, promptly: (i) such specific acknowledgments, assignments, stock or bond powers, Regulation U Statement of Purpose forms, and other documents as Bank may reasonably request relating to the Collateral; and (ii) copies of records and other reports relating to the Collateral in such form and detail and at such times as Bank may from time to time require. From time to time upon Bank's request, Debtor: (i) shall execute and deliver to Bank, and give, file or record, at Debtor's expense, all notices and other documents that Bank reasonably deems appropriate for Bank to maintain a first priority perfected security interest in the Collateral; and (ii) shall perform such other acts, and execute such additional documents, as Bank may reasonably request in connection with the administration and enforcement of this Agreement or Bank's rights, powers and remedies under this Agreement.

     9. Events of Default. The occurrence of any one or more of the following shall constitute an "Event of Default" under this Agreement, at the option of
Bank:

          9.1 Breach. There is a breach of any provision of this Agreement or discovery that any material representations or warranty provided to Bank by Debtor was materially misleading at the time given.

          9.2 Note. There is a default under any Note executed by Debtor.

          9.3 Lien Priority. Bank shall cease to have a valid and perfected first priority lien on any of the Collateral subject only to Permitted Liens, if any.

          9.4 Seizure of Assets. Any portion of the Collateral is subject to attachment, seizure or a writ or distress warrant, or is levied upon or comes into possession of any Judicial Officer or Assignee.

          9.5 Decline in Realizable Collateral Value. Any deterioration or impairment of the Collateral or any decline or depreciation in the value or market price of the Collateral which, in Bank's discretion, causes the character or value of the Collateral to become unsatisfactory to Bank; or

          9.6 Insolvency. If a voluntary Insolvency Proceeding is commenced by Debtor or if an involuntary Insolvency Proceeding is commenced against Debtor and not dismissed within sixty (60) days.

          9.7 Event of Default under Loan Documents. There is an Event of Default under the Loan Agreement, or under any Note executed by any other party in connection with the Loan Agreement, or under any of the other Loan Documents.

     10. Bank's Rights and Remedies; Waiver.

          10.1 Remedies. If an Event of Default occurs and is not cured by Debtor or waived by Bank, Bank shall have all rights and remedies of a secured party under the Commercial Code and as otherwise provided at law or in equity. Bank shall be required to provide such notices as are required under the Commercial Code; in connection therewith Bank and Debtor agree that two (2) days advance notice of any disposition of any stock or other securities or securities entitlements by sale on any public exchange shall be adequate. Bank may dispose of any item of Collateral in a manner permitted by the Commercial Code. In such event Bank shall have the right and power to receive, endorse and collect all checks and other orders for payment of money made payable to Debtor representing any dividend or other distribution payable or distributable in respect of any Collateral. All proceeds from the Collateral shall be applied or disbursed as permitted under the Commercial Code.

          10.2 Negotiation and Application. As to any assets held by Bank which represent cash, certificates of deposits, instruments, deposit accounts, or cash equivalents, Bank may, provided that an Event of Default shall have occurred and is continuing, foreclose on such assets by: (i) negotiating the instruments or certificates of deposit; and (ii) debiting the deposit accounts or applying the funds held by Bank to the Secured Obligations following such notice.

          10.3 Commercially Reasonable Actions by Bank. Debtor acknowledges that it may be impracticable or extremely difficult to effect a public sale of all or part of the Collateral by reason of present or future restrictions contained in state and federal securities laws. Because of such restrictions, and without limiting the generality of this Section, it shall conclusively be deemed to be commercially reasonable for Bank to do any or all of the following, in each case, provided that an Event of Default shall have occurred and is continuing:

               (a) To dispose of any collateral: (i) on any public exchange; or
(ii) in one or more private sales to a single purchaser or a restricted group of purchasers who may be obligated to agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof; and

               (b) To impose restrictions and conditions with respect to: (i) the ability of a purchaser or bidder to bear the economic risk of an investment in the Collateral; (ii) the knowledge and experience of business and financial matters of a purchaser or bidder; (iii) the access of a purchaser or bidder to information regarding the Collateral; and (iv) such other matters as Bank determines to be necessary or advisable to comply with any state or federal securities laws.

          10.4 No Registration Required. Debtor acknowledges that some or all of the conditions and restrictions referred to in above may result in reduced proceeds being received upon the sale of the Collateral than would otherwise have been obtained. Bank shall have no obligation to delay the sale of any or all of the Collateral for the period of time necessary to permit registration by the Corporation of any securities comprising the Collateral, even if such registration would be possible under applicable state and federal securities law.

          10.5 Other Procedures. Subject to any applicable law, Bank's disposition of any or all of the Collateral following an Event of Default in any manner which differs from the procedures specified in this Section shall not be deemed to be commercially unreasonable.

          10.6 Waivers. Subject to any applicable law, Debtor waives: (i) all rights, remedies and benefits under California Civil Code Sections 1479 and 2822(a); and (ii) all rights to require marshalling of assets or liens or all rights to require Bank to exercise any other right or power or to pursue any other remedy which Bank may have.

          10.7 Judicial Action. If Bank, at its option, seeks to take possession of any or all of the Collateral by court process, subject to any applicable law, Debtor irrevocably and unconditionally agrees that a receiver may be appointed by a court for such purpose without regard to the adequacy of the security for the Secured Obligations and such receiver may, at Bank's option, collect or dispose of all or part of the Collateral.

     11. Liability for Deficiency. Debtor shall remain liable for any deficiency remaining on the Secured Obligations after disposition of all or any of the Collateral and Bank's application of the proceeds thereof to the Secured Obligations.

     12. Actions. Debtor authorizes Bank, without notice or demand and without affecting its liability hereunder, and without consent of Debtor, to: (i) take and hold additional security for the payment of the Secured Obligations with the consent of the party providing such security; and (ii) accept guarantors for the payment of the Secured Obligations.

     13. Power of Attorney. Debtor irrevocably appoints Bank, with full power of substitution, as its attorney-in-fact, coupled with an interest, with full power, in Bank's own name or in the name of Debtor: (i) at any time to sign, record and file all documents referred to in this Agreement; and (ii) so long as an Event of Default is continuing: (a) to endorse any checks, notes, and other instruments or documents evidencing the Collateral, or proceeds thereof; (b) to discharge claims, demands, liens, or taxes affecting any of the Collateral; (c) to settle, and give releases of, any insurance claim that relates to any of the Collateral, obtain payment of claim, and make all determinations with respect to any such policy of insurance, and endorse Debtor's name on any proceeds of such policies of insurance; or (d) to instruct any Person having control of any books or records relating to the Collateral to give Bank full rights of access thereto; or (e) to receive payment of all Collateral Revenues. Bank shall have the right to exercise the power of attorney granted in this Section directly or to delegate all or part of such power. Bank shall not be obligated to act on behalf of Debtor as attorney-in-fact.

     14. Bank's Duties.

          14.1 Subject to any applicable law, Bank's sole duty with respect to the Collateral in its possession shall be to use reasonable care in the custody and preservation thereof. Bank shall be deemed to have exercised reasonable care in the custody and preservation of such Collateral if such Collateral is accorded treatment substantially equal to that which Bank accords its own property, it being understood that Bank shall not have any responsibility for
(i) ascertaining or (ii) taking any steps to preserve any rights against any person with respect to any Collateral. Under no circumstances shall Bank be responsible for an injury or loss to the Collateral, or any part thereof, arising from any cause beyond the reasonable control of Bank.

          14.2 Bank may at any time deliver the Collateral or any part thereof to Debtor or arrange for the delivery thereof and Debtor's receipt shall be a complete and full acquittance for the Collateral so delivered, and Bank shall thereafter be discharged from any liability or responsibility therefor.

     15. Miscellaneous.

          15.1 Notices. Any notice, demand or request required hereunder shall be given in writing (at the addresses set forth below) by any of the following means: (i) personal service; (ii) electronic communication, whether by telex, telegram or telecopying or other form of electronic communication; (iii) overnight courier; or (iv) registered or certified, first class U.S. mail, return receipt requested, or to such other addresses as Bank or Debtor may specify from time to time in writing.

To Debtor                               To Bank

Centre Capital Offshore                 [intentionally omitted]
Investors II, L.P.
30 Rockefeller Center
New York, N.Y. 10020

Fax No.: (212) 332-5801
         Attn: William M. Tomai

          Any notice, demand or request sent pursuant to either subsection (i) or (ii), above, shall be deemed received upon such personal service or upon dispatch by electronic means. Any notice, demand or request sent pursuant to subsection (iii), above, shall be deemed received on the Business Day immediately following deposit with the overnight courier, and, if sent pursuant to subsection (iv), above, shall be deemed received forty-eight (48) hours following deposit into the U.S. mail.

          15.2 Choice of Law. This Agreement shall be determined under, governed by and construed in accordance with New York law. The parties agree that all actions or proceedings arising in connection with this Agreement shall be litigated only in the state courts located in the County of New York, State of New York, or the federal courts located in the Southern District of New York. Debtor waives any right Debtor may have to assert the doctrine of forum non conveniens or to object to such venue and hereby consents to any court-ordered relief.

          15.3 Successors and Assigns; Assignment. This Agreement shall be binding and deemed effective when executed by Debtor and accepted and executed by Bank. This Agreement shall be binding on Bank's and Debtor's successors and assigns. Debtor agrees that it may not assign this Agreement without Bank's prior written consent. Bank may assign, in whole or in part, all of its right, title and interest in and to this Agreement at any time without the consent of Borrower. In connection with any assignment, Bank may disclose all documents and information that Bank has or may hereafter have relating to Debtor. No consent to an assignment by Bank shall release Debtor from their obligations to Bank.

          15.4 Severability; Waivers. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any provision. No waiver by Bank of any of its rights or remedies in connection with this Agreement shall be effective unless such waiver is in writing and signed by Bank. No act or omission by Bank to exercise a right as to any event shall be construed as continuing, or as a waiver or release of, any subsequent right, remedy or recourse as to a subsequent event.

          15.5 Attorneys' Fees. On demand Debtor shall reimburse Bank for all reasonable costs and expenses, including without limitation, attorneys' fees costs and disbursements (and fees and disbursements of Bank's in-house counsel) (collectively "Attorneys' Fees") expended or incurred by Bank in any way in connection with the amendment and/or enforcement of this Agreement and Bank's rights hereunder and to the Collateral whether or not suit is brought. Attorneys' Fees shall include, without limitation, attorneys' fees and costs incurred in any State, Federal or Bankruptcy Court, and in any Insolvency Proceeding of any kind in any way related to this Agreement, the Note, or any item of Collateral and/or Bank's lien thereon.

          15.6 Headings. Article and section headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

          15.7 Integration; Amendment. No modification or amendment to this Agreement shall be effective unless in writing, executed by Bank. Except as to currently existing agreements between Debtor and Bank relating to matters other than the subject matter of the Loan Documents, all prior agreements, understandings, representations, warranties, and negotiations between the parties, if any, are merged into the Loan Documents, including this Agreement.

          15.8 Joint and Several Liability. Should more than one Person sign this Agreement or any other Loan Document as Debtor, the obligations of each signatory shall be joint and several.

          15.9 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute but one and the same agreement. A signed copy of this Agreement transmitted by a party to another party via facsimile or an emailed "pdf" version shall be binding on the signatory thereto.

          15.10 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, BANK AND DEBTOR HEREBY VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING IN A STATE OR FEDERAL COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS, OR THE SECURED OBLIGATIONS, OR ANY INSTRUMENT OR DOCUMENT DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING WITHOUT LIMITATION, CLAIMS RELATING TO THE APPLICATION, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF, OR ANY OTHER CLAIM OR DISPUTE HOWSOEVER ARISING (INCLUDING TORT AND CLAIMS FOR BREACH OF DUTY), BETWEEN BANK AND DEBTOR.

     This Agreement is executed as of the date stated at the top of the first page.


                                   DEBTOR:
                                   -------

                                   CENTRE CAPITAL OFFSHORE INVESTORS II, L.P., a Bermuda limited partnership

                                   By: Centre Partners II, L.P.,
                                       a Delaware limited partnership,
                                       its General Partner

                                       By: Centre Partners II LLC,
                                           a Delaware limited liability company,
                                           its General Partner

                                           By:______________________________

                                           Name:____________________________

                                           Title:___________________________

Accepted:
---------

BANK:
-----

[intentionally omitted]

By:     _________________________________

Name:   _________________________________

Title:  _________________________________

                                    EXHIBIT A
                                    ---------
                                       TO
                               SECURITY AGREEMENT
                        Stocks/Bonds/Securities Accounts

                                    SCHEDULE
                                    --------


This Schedule to Security Agreement is attached to and made a part of the Security Agreement dated March 28, 2005 (the "Agreement") executed by Centre Capital Offshore Investors II, L.P. ("Debtor"), and [intentionally omitted] (the "Bank").

     1. Collateral Requirement. Debtor shall at all times cause the Pledged Value of the Collateral to be maintained by or on behalf of Debtor in an amount such that the Secured Obligations under this Agreement shall not at any time exceed Twenty-five Percent per cent (25%) of the Pledged Value of the Collateral (the "Collateral Requirement").

     2. Collateral Pledged to Bank. The securities, assets, bonds and other Collateral that are pledged to Bank under this Agreement shall consist of the following:

--------------------------------------------------------------------------------------------------------
Number of Shares or
Description of Other                                           Par Value
Assets                  Name of Issuer and Issuer's Address    of Bond              Identification No.*
--------------------------------------------------------------------------------------------------------
2,381,284               Firearms Training Systems, Inc.        ***ParValueBond***   ***Sec ID No***
--------------------------------------------------------------------------------------------------------

--------------
* Certificate Number, CUSIP Number, or Maturity Date of Bond


                                   Exhibit A-1

                                    EXHIBIT B
                                    ---------
                                       TO
                               SECURITY AGREEMENT
                        Stocks/Bonds/Securities Accounts

                            DESCRIPTION OF COLLATERAL
                            -------------------------


The Collateral ("Collateral") consists of all of the right, title and interest of Debtor in and to the following assets whether currently existing or hereafter arising.

     (a) Securities. 2,381,284 shares of Firearms Training Systems, Inc.

     (b) Related Assets. All other securities and stock, assets, bonds, certificates of deposit, deposit accounts, other funds, Security Entitlements, investment property, and other property, whether now owned or hereafter acquired, delivered to Bank by Debtor;

     (c) Proceeds and Revenues. All products, proceeds, and revenues of or from the personal property described above, all substitutions for such personal property, and all additions thereto (collectively, the "Collateral Revenues"), including: (i) stock rights, rights to subscribe, liquidating dividends, stock dividends, cash dividends, interest, stock splits, warrants, options, conversion rights, puts, calls, new securities and other property to which Debtor is or may hereafter become entitled to receive on account of such personal property; and
(ii) all proceeds of such personal property which consist of accounts, contract rights, instruments, documents, chattel paper, inventory, goods, merchandise, equipment, and general intangibles; and

     (d) Collateral Records. All of Debtor's existing and hereafter acquired books, records, data and other documentation relating to any or all of the Collateral.


                                   Exhibit B-1

                                                                      EXHIBIT 21


                               SECURITY AGREEMENT
                               ------------------
                                   Stock/Bonds


     This SECURITY AGREEMENT (the "Agreement"), dated as of. March 28, 2005 is executed by and between CENTRE PARTNERS COINVESTMENT, L.P., a Delaware Limited Partnership ("Debtor"), and [intentionally omitted] ("Bank").

     Bank and Debtor are entering into a Loan and Security Agreement of even date herewith pursuant to which Bank will provide credit to, or for the benefit of, the Debtor ("Loan Agreement"). This Agreement is being provided in connection with the Loan Agreement to secure the Debtor's obligations thereunder.

     1. Definitions. For purposes of this Agreement, capitalized terms not otherwise defined in this Agreement shall have the meanings provided below or in the Commercial Code or in the Loan Agreement.

          1.1 Agreement - means this Security Agreement, any concurrent or subsequent rider to this Security Agreement and any extensions, supplements, amendments or modifications to this Security Agreement and/or to any such rider.

          1.2 Bank - means [intentionally omitted].

          1.3 Bank Expenses - means all reasonable costs and expenses incurred by Bank in connection with: (i) this Agreement or other Loan Documents; (ii) the transactions contemplated hereby or thereby; (iii) the enforcement of any rights hereunder or thereunder; (iv) the recordation or filing of any documents; (v) Bank's Attorneys' Fees; (vi) the creation, perfection or enforcement of the lien on any item of Collateral as defined in Exhibit B; and (vii) any expenses incurred in any proceedings in the U.S. Bankruptcy Courts in connection with any of the foregoing.

          1.4 Bankruptcy Code - means the U.S. Bankruptcy Code as now enacted or hereafter amended.

          1.5 Business Day - means any day other than a day on which commercial banks are authorized or required by law to close in the State of New York.

          1.6 Collateral Records - means all of Debtor's existing and hereafter acquired books, records, data and other documentation relating to any or all of the Collateral.

          1.7 Commercial Code - means the Uniform Commercial Code, as now enacted or hereafter amended, applicable in the State of New York.

          1.8 Debtor's Books - means all books and records including, but not limited to: minute books; ledgers, and records indicating, summarizing or evidencing the assets and liabilities of any Debtor, the Collateral, the Secured Obligations, and all information relating thereto; records indicating, summarizing or evidencing Debtor's business operations or financial condition; and all computer programs, disc or tape files, printouts, runs, and other computer prepared information and the equipment containing such information.

          1.9 Exhibit - means any Exhibit attached hereto and incorporated herein.

          1.10 Governmental Authorities - means: (i) the United States; (ii) the state, county, city or other political subdivision in which any of the Collateral is located; (iii) all other governmental or quasi-governmental authorities, boards, bureaus, agencies, commissions, departments, administrative tribunals, instrumentalities and authorities; and (iv) all judicial authorities and public utilities regulating authorities having or exercising jurisdiction over Debtor or the Collateral. The term "Governmental Authority" means any one of the Governmental Authorities.

          1.11 Governmental Permits - means all permits, approvals, licenses and authorizations now or hereafter issued by any Governmental Authorities for or in connection with the conduct of Debtor's business or the ownership or use by Debtor of the Collateral, its other assets or its properties.

          1.12 Governmental Requirements - means all existing and future laws, ordinances, rules, regulations, orders or requirements of all Governmental Authorities applicable to Debtor, the Collateral or any of Debtor's other assets or properties.

          1.13 Insolvency Proceeding - means any proceeding commenced by or against any person or entity, including Debtor under any provision of the federal Bankruptcy Code, as amended, or under any other bankruptcy or insolvency law, including, but not limited to, assignments for the benefit of creditors, formal or informal moratoriums, compositions or extensions with some or all creditors.

          1.14 Judicial Officer or Assignee - means any trustee, receiver, controller, custodian, assignee for the benefit of creditors or any other person or entity having powers or duties like or similar to the powers and duties of a trustee, receiver, controller, or assignee for the benefit of creditors.

          1.15 Loan Documents - means this Agreement, the Loan Agreement and all other documents now or hereafter executed by Debtor, and delivered to Bank at Bank's request in connection with the credit extended to Debtor and all extensions, renewals, modifications or replacements thereof and any Note executed by Debtor in connection therewith.

          1.16 Note - means: (i) any promissory note executed by Debtor in connection with the Loan Agreement and all extensions, renewals, modifications and replacements thereof; and (ii) any additional note or notes now or hereafter executed by Debtor in favor of Bank which specifically recite that they arise out of the Loan Documents, and all extensions, renewals, modifications and replacement thereof.

          1.17 Permitted Liens - means any and all of the following: (i) liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; and (ii) any other liens and encumbrances agreed to in writing by Bank.

          1.18 Person - means any natural person or any entity, including any corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or trustee, or Governmental Authority.

          1.19 Schedule - means the Schedule to Security Agreement that is attached as Exhibit A hereto.

          1.20 Secured Obligations - means all debts, obligations and liabilities of Debtor to Bank under or in connection with this Agreement, the Loan Agreement, any Note executed by Debtor, and any of the other Loan Documents, regardless whether such Secured Obligations are currently existing or hereafter created, whether liquidated or unliquidated, including Attorneys' Fees. Notwithstanding anything to the contrary contained in the Loan Documents the term "Secured Obligations" shall not include any debts that are or may hereafter constitute "consumer credit" which is subject to the disclosure requirements of the federal Truth-In Lending Act (15 U.S.C. Section 1601, et seq.) or any similar state law in effect from time to time, unless Bank and Debtor shall otherwise agree in a separate written agreement.

     2. Grant of Security Interest. Debtor hereby grants to Bank a continuing valid, first priority security interest in all present and future Collateral now owned or hereafter acquired to secure repayment and performance of the Secured Obligations.

     3. Security Documents. Bank may file all financing statements and confirmation statements and other documents as necessary to perfect and maintain perfected Bank's security interest. Debtor shall execute and deliver to Bank all documents which Bank may reasonably request to perfect, and maintain perfected, Bank's security interests in the Collateral or to implement the terms of this Agreement.

     4. Control and Trading.

          4.1 Collateral Delivery.

               (a) Delivery to Bank. Concurrently with or prior to Debtor's execution and delivery of this Agreement, Debtor shall deliver to Bank all certificated securities of Firearms Trading Systems, Inc. ("FATS"). If at any time hereafter Debtor obtains possession of any certificate representing shares of FATS or instrument constituting Collateral, Debtor shall promptly deliver or arrange for the immediate delivery of such item to Bank. Any items of Collateral which are certificated securities of FATS shall be duly endorsed in blank without restriction or with a duly executed assignment separate from certificate (stock power) duly endorsed in blank without restriction and with all signatures guaranteed with a signature guaranty acceptable to Bank and with all necessary transfer tax stamps affixed. Debtor shall hold all items of Collateral received hereafter separate from Debtor's other funds and property in an express trust for the benefit of Bank until paid or delivered to Bank.

               (b) Uncertificated Securities. If any item of Collateral is an uncertificated security, Debtor shall either: (i) procure the issuance of a security certificate to represent such Collateral and endorse and deliver such certificate as required above; or (ii) cause the issuer thereof to register Bank as the registered owner of such uncertificated security; or (iii) cause the issuer thereof to enter into an agreement satisfactory to Bank, among Bank, the registered owner of such security, and the issuer to the effect that the issuer will comply with instructions originated by Bank without further consent by the registered owner.

               (c) Other Delivery of Collateral to Bank. Debtor shall deliver to Bank such documents as Bank may request to enable it to perfect its security interest in, and obtain control or possession of, the Collateral under the Commercial Code.

          4.2 No trading. Debtor shall not be permitted to trade any Financial Asset which constitutes Collateral.

          4.3 Voting and Warrants, etc.

               (a) Provided that the Collateral Requirement is maintained and no Event of Default has occurred and is continuing, Debtor shall have the right to exercise all voting rights and other consensual rights and powers with respect to the Collateral (including any Financial Assets in the Securities Account) for any purpose not inconsistent with the terms of this Agreement and the other Loan Documents; provided, however, that: (i) Debtor shall not exercise any such right if, in Bank's discretion, such action would have an adverse effect on the value of the Collateral; or (ii) otherwise adversely effect the security interest or other rights of Bank under this Agreement.

               (b) Upon the occurrence and during the continuance of an Event of Default, Bank may exercise any warrants, options, conversion rights, puts, calls, voting rights, and other rights with respect to the Collateral (collectively the "Voting and Stock Rights") in such manner and to such extent as Bank in its discretion determines to be necessary or appropriate, and Debtor's rights and authority to exercise the Voting and Stock Rights shall automatically terminate.

               (c) Notwithstanding anything to the contrary contained in this Agreement, Bank shall have no obligation to exercise any or all Voting and Stock Rights, and Bank shall have no liability or responsibility of any kind to Debtor or any other party for Bank's exercise or delay or failure to exercise any or all of the Voting and Stock Rights following an Event of Default. In connection with Bank's exercise of any or all of the Voting and Stock Rights, Bank shall have the right: (i) to deposit or surrender control of any or all of the Collateral to any third Person; (ii) to accept other property in exchange for the Collateral; and (iii) to take such other actions as Bank in its discretion determines to be necessary or appropriate.

     5. Disposition of Collateral Revenues.

          5.1 Delivery to Bank. So long as any Secured Obligations remain outstanding, all Collateral Revenues shall be delivered to Bank and shall be applied to satisfy the Secured Obligations.

          5.2 Improper Payment to Debtor. If at any time and for any reason any Debtor receives any Collateral Revenues other than those that Debtor is entitled to receive under this Section, such Debtor: (i) shall immediately deliver such Collateral Revenues to Bank in the original form in which received by Debtor;
(ii) shall execute and deliver to Bank such documents of transfer respecting such Collateral Revenues as Bank may require, including an endorsement in blank of any certificate evidencing such Collateral Revenues; (iii) shall not commingle such Collateral Revenues with any of such Debtor's other funds or property; and (iv) shall hold such Collateral Revenues separate and apart from such Debtor's other funds and property in an express trust for Bank until paid or delivered to Bank.

     6. Collateral Requirement; No Liability by Bank; Substitution of
Collateral.

          6.1 Collateral Requirement. Debtor(s) shall at all times comply with the Collateral Requirement as set forth in Exhibit A.

          6.2 Pledged Value of Collateral. From time to time, Bank, at its option, shall have the right to determine the Pledged Value of the Collateral as of the immediately preceding Business Day (the "Valuation Date") for the purpose of determining Debtor's compliance with the "Collateral Requirement" above. Pledged Value of the Collateral means the aggregate current fair market value of the Collateral consisting of marketable securities, plus the value of any Collateral Revenues consisting of cash or its equivalent held by the Bank and not delivered to Debtor, as such fair market value shall be determined by the Bank in its reasonable discretion as set forth below (the "Pledged Value"). The current fair market value of the Collateral consisting of marketable securities shall be determined by one of the following methods, to be selected by Bank in its discretion: (i) by reference to the lowest bid prices therefor appearing on the appropriate pages of, at Bank's option, the Telerate system or the Bloomberg system; or (ii) if dealer bids are used, with reference to the lower of two or more bids (at least one of which shall be in writing) from NASD member dealers making markets in the specific Collateral being valued; or (iii) by reference to any other source that commonly quotes values for such securities, or (iv) such other method as is reasonable and commonly applied in connection with similar assets.

          6.3 Compliance with Collateral Requirement. If at any time the Pledged Value of the Collateral has decreased so as to result in Debtor's failure to comply with the Collateral Requirement, Bank shall have the right to give telephonic or other notice of such occurrence to Debtor, and Debtor shall, within two (2) Business Days after receipt of such notices, either: (i) deliver to Bank additional collateral satisfactory to Bank which is sufficient to result in Debtor's compliance with the Collateral Requirement; or (ii) pay down the outstanding principal balance of Debtor's Term Loan in an amount which is sufficient to result in Debtor's compliance with the Collateral Requirement. Such notice may be concurrent with any notice or intended sale specified in the "Remedies" Section below.

          6.4 No Liability by Bank; Independent Investigation by Debtor. Notwithstanding anything to the contrary contained in this Agreement:

               (a) Bank shall not have any responsibility or liability for injury or loss to any of the Collateral which is in such Person's possession resulting from any cause beyond the its control.

               (b) Bank shall not have any obligation to ascertain the occurrence of, or to notify Debtor or initiate any action with respect to, warrants, options, conversions, puts, calls, exchanges, redemptions, offers, maturities or other similar matters relating to the Collateral, notwithstanding such Person's knowledge of the same.

               (c) Bank shall not have any obligation: (i) to take any action to protect against a decline in the market value of the Collateral; or (ii) to release any of the Collateral to any person in connection with any proposed sale or other transaction, notwithstanding any possibility of a decline in the market value of such Collateral.

               (d) Except for Collateral held in interest bearing accounts or certificates of deposit issued by Bank, Bank shall not pay interest on the Collateral and does not assume responsibility for the earning of any income therefrom. Debtor assumes complete responsibility for obtaining all information concerning warrants, options, conversions, puts, calls, exchanges, redemptions, offers, maturities, and other similar matters relating to the Collateral, and Bank shall not have any obligation to provide Debtor with any information concerning such matters.

               (e) Bank, in its discretion may at any time deliver, or arrange for the delivery of, any item of Collateral in its possession to Debtor, and Debtor's receipt of such Collateral shall constitute a complete discharge of Bank for all liability and responsibility with respect to such Collateral.

               (f) Bank shall have no liability in connection with any trading conducted under the "Control and Trading" Section, whether related to the selection of assets to be traded or acquired, or related to the completion of any trades, or otherwise.

     7. Representations and Warranties. Until the Secured Obligations are satisfied in full, Debtor makes the following representations and warranties:

          7.1 Debtor. Debtor's full and correct name and address are indicated in the "Miscellaneous" Section below. If Debtor is an entity, Debtor: (i) is duly organized, validly existing and in good standing under the laws of the State of Delaware; (ii) is qualified to do business and is in good standing in each jurisdiction in which the ownership of its assets or the conduct of its business requires qualification as a foreign entity; and (iii) conducts business under the following trade name(s) and no other trade name(s) Centre Partners Coinvestment L.P.

          7.2 Title to Assets. Debtor has and at all times will have: (i) legal and equitable title to the Collateral, free of all liens and other interests other than liens granted to Bank under any Loan Document or Permitted Liens; and
(ii) the right to grant the security interest in the Collateral.

          7.3 No Defenses. Each account, right to payment, instrument, document, chattel paper and other item of Collateral is (or will be when arising or issued) the valid and legally enforceable obligation, subject to no defense or set off (other than those arising in the ordinary course of business) of the obligor named therein.

          7.4 Authority. This Agreement has been duly authorized by Debtor and, upon execution and delivery thereof, and assuming the due authorization, execution and delivery thereof by the other parties hereto, will constitute legal, valid and binding agreement and obligation of Debtor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights generally, and subject to general principles of equity.

          7.5 No Conflicts. The execution, delivery and performance by Debtor of this Agreement and the grant of the lien herein does not: (i) violate any Governmental Requirements applicable to Debtor; (ii) constitute a breach of any provision of the organizational papers of Debtor; or (iii) constitute an event of default under any agreement of Debtor.

          7.6 Lawsuits; Compliance; Taxes. There is no material lawsuit, tax claim or adjustment or other dispute pending or threatened against Debtor or the Collateral. Debtor is in compliance with all Governmental Requirements and satisfied, prior to delinquency, all taxes due or payable by Debtor or assessed against the Collateral.

          7.7 Status of Collateral. All of the Collateral has been duly and validly issued and is fully paid for and non-assessable. The Collateral includes "restricted securities" and "control stock" (as such terms are defined in Rule 144 promulgated under the Securities Act of 1933 in effect on the date of this Agreement).

          7.8 No Margin Stock. No part of the proceeds of the Loan evidenced by the Note will be used in a manner which would be in violation of Regulation U of the Board of Governors of the Federal Reserve System.

          7.9 Continuing and Cumulative Warranties. The warranties and representations set forth in this Section shall be true and correct in all material respects at the time of execution of this Agreement and shall constitute continuing representations and warranties as long as any of the Secured Obligations remain unpaid or unperformed. The warranties and representations shall be cumulative and in addition to any other warranties and representations which Debtor shall give to Bank, now or hereafter.

     8. Covenants. Debtor agrees, until the Secured Obligations are satisfied in full:

          8.1 Lien Free. Debtor shall keep the Collateral free of all liens and interests, except the liens granted to Bank under any Loan Document and Permitted Liens.

          8.2 Records. As regards any Collateral, Debtor shall: (i) maintain a standard and modern system of accounting in accordance with generally accepted accounting principles, or such other accounting principles as agreed to by Bank, consistently applied; and (ii) not modify or change its method of accounting. Debtor's Books shall be accurate and complete. On Bank's written request, Debtor shall deliver to Bank copies of Debtor's Books.

          8.3 Inspection. Debtor shall permit Bank and any of Bank's representatives, during business hours and after giving Debtor 5 days advance notice, to have access to and to inspect the Collateral (wherever located) and to examine and copy Debtor's Books pertaining to the Collateral. Debtor shall deliver to Bank such reports and information concerning the Collateral as Bank may reasonably request.

          8.4 Taxes. Unless disputed in good faith, Debtor shall pay all taxes relating to the Collateral prior to becoming delinquent.

          8.5 Compliance with Applicable Laws. Debtor shall comply with and keep in effect all material Governmental Permits relating to it and the Collateral. Debtor shall comply with and shall cause the Collateral to comply with: (i) all material Governmental Requirements; (ii) all requirements and orders of all judicial authorities which have jurisdiction over it or the Collateral; and
(iii) all covenants conditions, restrictions and other documents relating to Debtor or the Collateral.

          8.6 Notifications. Debtor shall promptly notify Bank of any material decline of value of or loss of or damage to any Collateral.

          8.7 Expenses. Debtor agrees to reimburse Bank for any and all Bank Expenses to the extent the same relate to Debtor, Debtor's Term Loan or the Collateral, and hereby authorizes and approves all advances and payments by Bank for items constituting such Bank Expenses.

          8.8 Status. If Debtor is an entity, Debtor will maintain its existence in good standing under the law of the state of its organization, and maintain its qualification as a foreign entity in each jurisdiction in which the nature of its business requires such qualification. Debtor will not merge with any other entity without the consent of Bank.

          8.9 Further Assurances. Debtor shall deliver to Bank, or ensure that Bank receives, promptly: (i) such specific acknowledgments, assignments, stock or bond powers, Regulation U Statement of Purpose forms, and other documents as Bank may reasonably request relating to the Collateral; and (ii) copies of records and other reports relating to the Collateral in such form and detail and at such times as Bank may from time to time require. From time to time upon Bank's request, Debtor: (i) shall execute and deliver to Bank, and give, file or record, at Debtor's expense, all notices and other documents that Bank reasonably deems appropriate for Bank to maintain a first priority perfected security interest in the Collateral; and (ii) shall perform such other acts, and execute such additional documents, as Bank may reasonably request in connection with the administration and enforcement of this Agreement or Bank's rights, powers and remedies under this Agreement.

     9. Events of Default. The occurrence of any one or more of the following shall constitute an "Event of Default" under this Agreement, at the option of
Bank:

          9.1 Breach. There is a breach of any provision of this Agreement or discovery that any material representations or warranty provided to Bank by Debtor was materially misleading at the time given.

          9.2 Note. There is a default under any Note executed by Debtor.

          9.3 Lien Priority. Bank shall cease to have a valid and perfected first priority lien on any of the Collateral subject only to Permitted Liens, if any.

          9.4 Seizure of Assets. Any portion of the Collateral is subject to attachment, seizure or a writ or distress warrant, or is levied upon or comes into possession of any Judicial Officer or Assignee.

          9.5 Decline in Realizable Collateral Value. Any deterioration or impairment of the Collateral or any decline or depreciation in the value or market price of the Collateral which, in Bank's discretion, causes the character or value of the Collateral to become unsatisfactory to Bank; or

          9.6 Insolvency. If a voluntary Insolvency Proceeding is commenced by Debtor or if an involuntary Insolvency Proceeding is commenced against Debtor and not dismissed within sixty (60) days.

          9.7 Event of Default under Loan Documents. There is an Event of Default under the Loan Agreement, or under any Note executed by any other party in connection with the Loan Agreement, or under any of the other Loan Documents.

     10. Bank's Rights and Remedies; Waiver.

          10.1 Remedies. If an Event of Default occurs and is not cured by Debtor or waived by Bank, Bank shall have all rights and remedies of a secured party under the Commercial Code and as otherwise provided at law or in equity. Bank shall be required to provide such notices as are required under the Commercial Code; in connection therewith Bank and Debtor agree that two (2) days advance notice of any disposition of any stock or other securities or securities entitlements by sale on any public exchange shall be adequate. Bank may dispose of any item of Collateral in a manner permitted by the Commercial Code. In such event Bank shall have the right and power to receive, endorse and collect all checks and other orders for payment of money made payable to Debtor representing any dividend or other distribution payable or distributable in respect of any Collateral. All proceeds from the Collateral shall be applied or disbursed as permitted under the Commercial Code.

          10.2 Negotiation and Application. As to any assets held by Bank which represent cash, certificates of deposits, instruments, deposit accounts, or cash equivalents, Bank may, provided that an Event of Default shall have occurred and is continuing, foreclose on such assets by: (i) negotiating the instruments or certificates of deposit; and (ii) debiting the deposit accounts or applying the funds held by Bank to the Secured Obligations following such notice.

          10.3 Commercially Reasonable Actions by Bank. Debtor acknowledges that it may be impracticable or extremely difficult to effect a public sale of all or part of the Collateral by reason of present or future restrictions contained in state and federal securities laws. Because of such restrictions, and without limiting the generality of this Section, it shall conclusively be deemed to be commercially reasonable for Bank to do any or all of the following, in each case, provided that an Event of Default shall have occurred and is continuing:

               (a) To dispose of any collateral: (i) on any public exchange; or
(ii) in one or more private sales to a single purchaser or a restricted group of purchasers who may be obligated to agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof; and

               (b) To impose restrictions and conditions with respect to: (i) the ability of a purchaser or bidder to bear the economic risk of an investment in the Collateral; (ii) the knowledge and experience of business and financial matters of a purchaser or bidder; (iii) the access of a purchaser or bidder to information regarding the Collateral; and (iv) such other matters as Bank determines to be necessary or advisable to comply with any state or federal securities laws.

          10.4 No Registration Required. Debtor acknowledges that some or all of the conditions and restrictions referred to in above may result in reduced proceeds being received upon the sale of the Collateral than would otherwise have been obtained. Bank shall have no obligation to delay the sale of any or all of the Collateral for the period of time necessary to permit registration by the Corporation of any securities comprising the Collateral, even if such registration would be possible under applicable state and federal securities law. 10.5 Other Procedures. Subject to any applicable law, Bank's disposition of any or all of the Collateral following an Event of Default in any manner which differs from the procedures specified in this Section shall not be deemed to be commercially unreasonable.

          10.6 Waivers. Subject to any applicable law, Debtor waives: (i) all rights, remedies and benefits under California Civil Code Sections 1479 and 2822(a); and (ii) all rights to require marshalling of assets or liens or all rights to require Bank to exercise any other right or power or to pursue any other remedy which Bank may have.

          10.7 Judicial Action. If Bank, at its option, seeks to take possession of any or all of the Collateral by court process, subject to any applicable law, Debtor irrevocably and unconditionally agrees that a receiver may be appointed by a court for such purpose without regard to the adequacy of the security for the Secured Obligations and such receiver may, at Bank's option, collect or dispose of all or part of the Collateral.

          11. Liability for Deficiency. Debtor shall remain liable for any deficiency remaining on the Secured Obligations after disposition of all or any of the Collateral and Bank's application of the proceeds thereof to the Secured Obligations.

     12. Actions. Debtor authorizes Bank, without notice or demand and without affecting its liability hereunder, and without consent of Debtor, to: (i) take and hold additional security for the payment of the Secured Obligations with the consent of the party providing such security; and (ii) accept guarantors for the payment of the Secured Obligations.

     13. Power of Attorney. Debtor irrevocably appoints Bank, with full power of substitution, as its attorney-in-fact, coupled with an interest, with full power, in Bank's own name or in the name of Debtor: (i) at any time to sign, record and file all documents referred to in this Agreement; and (ii) so long as an Event of Default is continuing: (a) to endorse any checks, notes, and other instruments or documents evidencing the Collateral, or proceeds thereof; (b) to discharge claims, demands, liens, or taxes affecting any of the Collateral; (c) to settle, and give releases of, any insurance claim that relates to any of the Collateral, obtain payment of claim, and make all determinations with respect to any such policy of insurance, and endorse Debtor's name on any proceeds of such policies of insurance; or (d) to instruct any Person having control of any books or records relating to the Collateral to give Bank full rights of access thereto; or (e) to receive payment of all Collateral Revenues. Bank shall have the right to exercise the power of attorney granted in this Section directly or to delegate all or part of such power. Bank shall not be obligated to act on behalf of Debtor as attorney-in-fact.

     14. Bank's Duties.

     14.1 Subject to any applicable law, Bank's sole duty with respect to the Collateral in its possession shall be to use reasonable care in the custody and preservation thereof. Bank shall be deemed to have exercised reasonable care in the custody and preservation of such Collateral if such Collateral is accorded treatment substantially equal to that which Bank accords its own property, it being understood that Bank shall not have any responsibility for (i) ascertaining or (ii) taking any steps to preserve any rights against any person with respect to any Collateral. Under no circumstances shall Bank be responsible for an injury or loss to the Collateral, or any part thereof, arising from any cause beyond the reasonable control of Bank.

          14.2 Bank may at any time deliver the Collateral or any part thereof to Debtor or arrange for the delivery thereof and Debtor's receipt shall be a complete and full acquittance for the Collateral so delivered, and Bank shall thereafter be discharged from any liability or responsibility therefor.

     15. Miscellaneous.

          15.1 Notices. Any notice, demand or request required hereunder shall be given in writing (at the addresses set forth below) by any of the following means: (i) personal service; (ii) electronic communication, whether by telex, telegram or telecopying or other form of electronic communication; (iii) overnight courier; or (iv) registered or certified, first class U.S. mail, return receipt requested, or to such other addresses as Bank or Debtor may specify from time to time in writing.

To Debtor                               To Bank

Centre Partners Coinvestment, L.P.      [intentionally omitted]
30 Rockefeller Center
New York, N.Y. 10020

Fax No.: (212) 332-5801
         Attn: William M. Tomai


          Any notice, demand or request sent pursuant to either subsection (i) or (ii), above, shall be deemed received upon such personal service or upon dispatch by electronic means. Any notice, demand or request sent pursuant to subsection (iii), above, shall be deemed received on the Business Day immediately following deposit with the overnight courier, and, if sent pursuant to subsection (iv), above, shall be deemed received forty-eight (48) hours following deposit into the U.S. mail.

          15.2 Choice of Law. This Agreement shall be determined under, governed by and construed in accordance with New York law. The parties agree that all actions or proceedings arising in connection with this Agreement shall be litigated only in the state courts located in the County of New York, State of New York, or the federal courts located in the Southern District of New York. Debtor waives any right Debtor may have to assert the doctrine of forum non conveniens or to object to such venue and hereby consents to any court-ordered relief.

          15.3 Successors and Assigns; Assignment. This Agreement shall be binding and deemed effective when executed by Debtor and accepted and executed by Bank. This Agreement shall be binding on Bank's and Debtor's successors and assigns. Debtor agrees that it may not assign this Agreement without Bank's prior written consent. Bank may assign, in whole or in part, all of its right, title and interest in and to this Agreement at any time without the consent of Borrower. In connection with any assignment, Bank may disclose all documents and information that Bank has or may hereafter have relating to Debtor. No consent to an assignment by Bank shall release Debtor from their obligations to Bank.

          15.4 Severability; Waivers. Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any provision. No waiver by Bank of any of its rights or remedies in connection with this Agreement shall be effective unless such waiver is in writing and signed by Bank. No act or omission by Bank to exercise a right as to any event shall be construed as continuing, or as a waiver or release of, any subsequent right, remedy or recourse as to a subsequent event.

          15.5 Attorneys' Fees. On demand Debtor shall reimburse Bank for all reasonable costs and expenses, including without limitation, attorneys' fees costs and disbursements (and fees and disbursements of Bank's in-house counsel) (collectively "Attorneys' Fees") expended or incurred by Bank in any way in connection with the amendment and/or enforcement of this Agreement and Bank's rights hereunder and to the Collateral whether or not suit is brought. Attorneys' Fees shall include, without limitation, attorneys' fees and costs incurred in any State, Federal or Bankruptcy Court, and in any Insolvency Proceeding of any kind in any way related to this Agreement, the Note, or any item of Collateral and/or Bank's lien thereon.

          15.6 Headings. Article and section headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

          15.7 Integration; Amendment. No modification or amendment to this Agreement shall be effective unless in writing, executed by Bank. Except as to currently existing agreements between Debtor and Bank relating to matters other than the subject matter of the Loan Documents, all prior agreements, understandings, representations, warranties, and negotiations between the parties, if any, are merged into the Loan Documents, including this Agreement.

          15.8 Joint and Several Liability. Should more than one Person sign this Agreement or any other Loan Document as Debtor, the obligations of each signatory shall be joint and several.

          15.9 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute but one and the same agreement. A signed copy of this Agreement transmitted by a party to another party via facsimile or an emailed "pdf" version shall be binding on the signatory thereto.

          15.10 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, BANK AND DEBTOR HEREBY VOLUNTARILY, UNCONDITIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN ANY LITIGATION OR PROCEEDING IN A STATE OR FEDERAL COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS, OR THE SECURED OBLIGATIONS, OR ANY INSTRUMENT OR DOCUMENT DELIVERED IN CONNECTION HEREWITH OR THEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING WITHOUT LIMITATION, CLAIMS RELATING TO THE APPLICATION, OR THE VALIDITY, PROTECTION, INTERPRETATION, COLLECTION OR ENFORCEMENT THEREOF, OR ANY OTHER CLAIM OR DISPUTE HOWSOEVER ARISING (INCLUDING TORT AND CLAIMS FOR BREACH OF DUTY), BETWEEN BANK AND DEBTOR.

     This Agreement is executed as of the date stated at the top of the first page.


                                    DEBTOR:
                                    -------

                                    CENTRE PARTNERS COINVESTMENT L.P.,
                                    a Delaware limited partnership

                                    By:  Centre Partners II LLC,
                                         a Delaware limited liability company,
                                         its General Partner


                                         By:________________________________

                                         Name:______________________________

                                         Title:_____________________________

Accepted:
---------

BANK:
-----

[intentionally omitted]

By:     ___________________________________

Name:   ___________________________________

Title:  ___________________________________

                                    EXHIBIT A
                                    ---------
                                       TO
                               SECURITY AGREEMENT
                        Stocks/Bonds/Securities Accounts

                                    SCHEDULE
                                    --------


This Schedule to Security Agreement is attached to and made a part of the Security Agreement dated March 28, 2005 (the "Agreement") executed by Centre Partners Coinvestment, L.P. ("Debtor"), and [intentionally omitted] (the "Bank").

     1. Collateral Requirement. Debtor shall at all times cause the Pledged Value of the Collateral to be maintained by or on behalf of Debtor in an amount such that the Secured Obligations under this Agreement shall not at any time exceed Twenty-five Percent per cent (25%) of the Pledged Value of the Collateral (the "Collateral Requirement").

     2. Collateral Pledged to Bank. The securities, assets, bonds and other Collateral that are pledged to Bank under this Agreement shall consist of the following:

---------------------------------------------------------------------------------------------------------------
Number of Shares or
Description of Other                                              Par Value
Assets                    Name of Issuer and Issuer's Address     of Bond              Identification No.*
---------------------------------------------------------------------------------------------------------------
1,754,425                 Firearms Training Systems, Inc.         ***ParValueBond***   ***Sec ID No***
---------------------------------------------------------------------------------------------------------------



-------------
* Certificate Number, CUSIP Number, or Maturity Date of Bond

                                   Exhibit A-1

                                    EXHIBIT B
                                    ---------
                                       TO
                               SECURITY AGREEMENT
                        Stocks/Bonds/Securities Accounts

                            DESCRIPTION OF COLLATERAL
                            -------------------------


The Collateral ("Collateral") consists of all of the right, title and interest of Debtor in and to the following assets whether currently existing or hereafter arising.

     (a) Securities. 1,754,425 shares of Firearms Training Systems, Inc.

     (b) Related Assets. All other securities and stock, assets, bonds, certificates of deposit, deposit accounts, other funds, Security Entitlements, investment property, and other property, whether now owned or hereafter acquired, delivered to Bank by Debtor;

     (c) Proceeds and Revenues. All products, proceeds, and revenues of or from the personal property described above, all substitutions for such personal property, and all additions thereto (collectively, the "Collateral Revenues"), including: (i) stock rights, rights to subscribe, liquidating dividends, stock dividends, cash dividends, interest, stock splits, warrants, options, conversion rights, puts, calls, new securities and other property to which Debtor is or may hereafter become entitled to receive on account of such personal property; and
(ii) all proceeds of such personal property which consist of accounts, contract rights, instruments, documents, chattel paper, inventory, goods, merchandise, equipment, and general intangibles; and

     (d) Collateral Records. All of Debtor's existing and hereafter acquired books, records, data and other documentation relating to any or all of the Collateral.

                                  Exhibit B-1

                                                                      EXHIBIT 22

                             CO-INVESTMENT AGREEMENT

         Co-Investment Agreement dated as of September 25, 1996 among NationsBanc Investment Corporation, a Delaware corporation, 11/24/1987 Trust f/b/o Kerwelyn C. Craig, 12/17/1986 Trust f/b/o Nedenia H. Craig, Individual Retirement Rollover Account of Charles S. Craig, David T. K. Sarda, and Francis
J. Conroy, as trustee of the Lazard Freres & Co. LLC Employees' Savings Plan & Trust f/b/o the individuals described on Exhibit A hereto (the "Trustee") (each a "Co-Investor" and, collectively, the "Co-Investors"), Centre Partners II, LLC, a Delaware limited liability company ("Centre Partners"), and Centre Partners Management LLC ("Centre Management") and Centre Capital Investors II, L.P., a Delaware limited partnership, Centre Partners Coinvestment, L.P., a Delaware limited partnership, Centre Capital Offshore Investors II, L.P., a Bermuda limited partnership, and Centre Capital Tax-exempt Investors II, L.P., a Delaware limited partnership (such limited partnerships, collectively, the "Original Buyers").

         The Original Buyers have offered the Co-Investors certain rights to co-invest with the Original Buyer's in the Class A Common Stock par value $.00001 per share (the "Shares") of Firearms Training Systems, Inc., a Delaware corporation (the "Company"). `The Co-Investors have elected to co-invest in the Company.

         This Agreement is being executed and delivered following the consummation of the transactions contemplated in the Recapitalization and Stock Purchase and Sale Agreement dated as of June 5, 1996, as amended by letter-agreements dated July 9, 1996, and July 31, 1996, respectively, among the Company, Firearms Training Systems N.V. (the "Seller"), the Original Buyers, and Centre Management (as so amended, the "Stock Purchase Agreement"). The Co-Investors will become parties to the Stockholders Agreement to the extent required by Section 3.1(f) of that agreement and the Registration Rights Agreement executed in connection with the consummation of the transactions contemplated in the Stock Purchase Agreement (the "NV Registration Rights Agreement"). The Co-Investors also will become parties to the Registration Rights Agreement between the Original Buyers and the Company (the "Buyer Registration Rights Agreement").

         In connection with the consummation of the transactions contemplated in the Stock Purchase Agreement, the Credit Agreement dated as of July 31, 1996, was entered into among the Company, the Lenders (as defined therein) and NationsBank, N.A. (South) ("NationsBank"), an Swingline Lender, Issuing Bank and Agent for the Lenders (as amended, supplemented or otherwise modified from time to time, the "Credit Agreement"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement.

         As required by the Credit Agreement, the Original Buyers became parties to the Buyer Pledge Agreement (as amended, supplemented or otherwise modified from time to time, the "Buyer Pledge") and the Junior Subordination Agreement (as amended, supplemented or otherwise modified from time to time, the "Junior Subordination Agreement"), each dated July 31, 1996 among the original Buyers and NationsBank in the foregoing capacities. The Buyer Pledge provides, among other things, that the Original Buyers and all other Pledgors (as such term is defined in the Buyer Pledge) that become a party thereto may dispose of Shares only to persons (i) who assume the performance of all the terms, covenants, agreements and conditions of the original Buyers under the Buyer Pledge and the

Junior Subordination Agreement pursuant to a Permitted Investor Assignment and Assumption Agreement (as so executed and delivered by a Co-Investor, and amended, supplemented or otherwise modified from time to time, the "Assumption Agreement") and (ii) who qualify as a Permitted Investor under the limitations set forth in the Credit Agreement. "Permitted Investors" is defined by the Credit Agreement to include Centre Partners and its Affiliates who are Original Buyers (subject to certain control requirements) and any other persons which acquire Common Stock (subject to certain percentage limitations) so long as (i) Centre Partners or an Affiliate of Centre Partners shall have sole voting power and investment power (each within the meaning of Rule 13d-3 under the Exchange
Act) with respect to all shares of Common Stock owned by any such person, (ii) each such person shall have become a party to and be bound by the Buyer Pledge (subject to release under certain circumstances) and the Junior Subordination Agreement, and (iii) each such person shall be reasonably acceptable to the Required Lenders. The Original Buyers and the Co-Investors agree that in the event the Agent shall exercise its rights, and remedies pursuant to the Buyer Pledge and apply the Collateral or the proceeds thereof in satisfaction of any deficiency in the Company's Obligations, the Original Buyers and the Co-Investors shall be obligated to contribute Collateral in satisfaction of such deficiency pro rata based upon the respective number of shares of common Stock owned by each of them. In such event, Centre Partners shall be empowered to make such adjustments by transfer of Common Stock among the Original Buyers and the Co-Investors as shall be required to effect such contribution.

         The Credit Agreement provides that an Event of Default includes a Change in Control of the Company if, among other events, Permitted Investors fail to beneficially own stated percentages of the Total Voting Power of the Company. In addition, pursuant to a Securities Purchase Agreement, dated as of July 31, 1996 between the Company and NationsBridge, L.L.C. (as amended, supplemented or otherwise modified from time to time, the "Securities Purchase Agreement") and the promissory notes issued pursuant thereto (the "Bridge Notes" and together with the Securities Purchase Agreement and related documentation, the "Bridge Documents"), the holders of the Bridge Notes may require prepayment of such Bridge Notes upon the occurrence of a Change in Control as defined in the Credit Agreement. The Company anticipates that additional Indebtedness incurred by the Company from time to time hereafter may contain provisions with regard to a change in control similar to the Credit Agreement and the Bridge Documents.

         This Agreement is being entered into to set forth certain matters agreed to among Centre Partners, Centre Management, the Original Buyers and the Co-Investors with respect to their holdings in the securities of the Company and, in particular, to ensure that the Co-Investors are "Permitted Investors" pursuant to the Credit Agreement.

                1.      Dispositions and Conversions of Shares.
                        --------------------------------------

                (a) Restrictions on Transfer. Subject in the case of the Trustee to the provisions of Section 1(b), each of the Co-Investors agrees that it will not (except pursuant to the Buyer Pledge) sell, transfer, pledge, hypothecate, monetize or otherwise dispose of, directly or indirectly (collectively, "Transfer"), the Shares that it is acquiring or hereafter owns (such Shares are referred to herein as "Company Securities"); provided, however, that, subject in each case to compliance with the terms of the Credit Agreement and the Buyer Pledge, the foregoing shall not apply to (i) any exercise by the

Agent of its rights and remedies pursuant to the Buyer Pledge, (ii) any Transfer by any party to an Affiliate of such party provided that such Affiliate becomes a party to this Agreement, the Stockholders Agreement (to the extent the party is a party to the Stockholders Agreement) and the NV Registration Rights Agreement, (iii) any Permitted Co-Investment Transfer (as defined in Paragraph
(c) of this section 1), (iv) any Bring Along Transaction (as defined in Paragraph (d) of this Section 1) or (v) any Tag Along Transaction (as defined in Paragraph (e) of this Section 1). Pursuant to Section 8 hereof, each Co-Investor other than the Trustee is appointing Centre Partners its attorney-in-fact with respect to Transfers of Company securities owned by such Co-Investor, and Centre Partners shall have the authority to Transfer such securities in its sole discretion, subject to the requirement that the Company Securities be Transferred in a transaction in which all of the original Buyers and Co-Investors are Transferring shares in pro rata amounts, based on the number of shares then owned and in which all of such persons are Transferring Shares on substantially identical terms.

                (b) Application to Trustee. Notwithstanding the foregoing, the Trustee shall not be required to comply with the restrictions set forth in
Section 1(a) and the Bring Along Transaction provided for in Section 1(d) if doing so would constitute a violation of the fiduciary duty under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), owed to the Trustee's beneficiaries. Subject to its fiduciary duties under ERISA, the Trustee hereby agrees that it shall Transfer Company Securities at the request of Centre Partners in any transaction meeting the requirements of Section 1(d).

                (c) Permitted Co-Investment Transfer. A "Permitted Co-Investment Transfer" shall mean a Transfer effected in accordance with the procedures set forth in this paragraph (c) and, to the extent the Co-Investor is a party to and subject to it, the Stockholders Agreement. Except for Transfers permitted under Section 1 (a) (i) , (ii), (iv) and (v), a Co-Investor will not Transfer any Company Securities, or any right, title or interest therein, unless such Co-Investor shall (x) have first received a bona fide written offer to purchase such Company Securities and complied with this Section 1(e), or, (y) if applicable, shall have complied with Section 1(c) (vi) (E).

                        (i) Transfer Notice. The offering Co-Investor (the "Transferor") shall deliver a written notice of the proposed transfer (the "Transfer Notice") to Centre Partners on behalf of the original Buyers and to the Co-Investors. For purposes of this Section 1(c), the term "offeree" means each other CoInvestor and each of the Original Buyers. The Transfer Notice shall contain a description of the proposed transaction and the terms thereof, including the number of Company Securities proposed to be transferred (collectively, the "Transfer Securities"), the name of the Transferor, the name of each person to whom or in favor of whom the proposed transfer is to be made (the "Transferee"), and a description of the consideration to be received by the Transferor upon transfer of the Transfer Securities. The Transfer Notice shall be accompanied by a copy of such bona fide written offer. No offer shall be considered bona fide unless the consideration for the transfer involved is to consist of cash, recourse promissory notes of the Transferee or a combination of cash and such promissory notes.

                        (ii) Terms of Offer. Concurrently with the delivery of the Transfer Notice, the Transferor shall deliver to each Offeree a written offer to sell (the "Offer to Sell") to such Offeree a pro rata portion of the Transfer Securities. For purposes of this Section 1(c), the "pro rata" portion of each class of Transfer securities to be offered for sale to any Offeree means the number of shares of such class of Transfer Securities that bears the same relationship to the total number of Transfer Securities of such class as the aggregate number of Shares owned by such Offeree bears to the total number of shares owned by all Offerees. The Offer to Sell shall contain the same terms and conditions, and the consideration for the transfer of each Transfer Security shall be the same as that described in the Transfer Notice, except that if the consideration described in the Transfer Notice includes promissory notes, the Offer to Sell the Transfer Securities shall specify that such promissory notes shall be promissory notes of the Offeree.

                        (iii)    Acceptance of Offer. For a period of twenty
(20) days after receipt of an Offer to Sell, each Offeree may, by written notice to the Transferor and to Centre Partners, accept the offer to Sell such Offeree's pro rata portion of Transfer Securities in whole but not in part. In addition, each Offeree may indicate in its acceptance of an Offer to Sell the number of additional Transfer Securities that it would agree to purchase in the event that one or more other Offerees does not accept the Offer to Sell such other of Offeree(s) pro rata portion of Transfer Securities. Any Transfer Securities for which an Offer to sell is not accepted shall be allocated among the Offerees that accepted the Offer to sell proportionately based on the numbers of additional Transfer Securities that such accepting Offerees indicated in their respective acceptances, and such accepting Offerees shall be obligated to purchase the additional Transfer Securities so allocated. Notwithstanding the foregoing, the Trustee agrees that, without the consent of NationsBank, it shall not accept any such offer to sell for so long as the Trustee is bound by the Buyer Pledge and its pro rata portion may be taken up by other offerees as provided in the foregoing sentence.

                        (iv) Election of Transferor. In the event that the Offerees do not agree to purchase in the aggregate all of the Transfer Securities offered for sale to them by the Transferor, or if any of the Offerees who agree to purchase any such Transfer Securities fail to do so as required by
Section 1(c)(iii) and an offer to cure such failure within a 10-day period is not made by the other Offerees, the Transferor shall have the right, at the Transferor's election:

                (A) to transfer to the respective Offerees the portion of Transfer Securities which they have agreed to purchase, and transfer the balance of the Transfer Securities to the Transferee named in the Transfer Notice in strict accordance with the terms and for the consideration stated in the Transfer Notice;

                (B) to cancel the offer to Sell, whether or not accepted, and refrain from any transfer to the Transferee; or

                (C) to cancel the Offer to Sell, whether or not accepted, and, subject to compliance by the Transferor and Transferee with the provisions of clause (vi) of this Section 1(c), not more than 120 days after the last day on which any such Offer to Sell could have been accepted, to make a bona fide transfer to the Transferee of all of the Transfer Securities specified in the Transfer Notice in the manner specified therein and for not less than the consideration specified in the Transfer Notice.

                        (v) Transfer of Company Securities. Transfers of Company Securities pursuant to offers made and accepted in accordance with this
Section 1(c) (except as provided in Section 1(c)(iv)(C) and 1(c)(vi)) shall occur simultaneously on a business day not more than 60 days after the last date on which any offer made in accordance with this Section 1(c) could have been accepted.

                        (vi)     Additional Provisions.

                (A) Any Transfer made pursuant to this Section 1(c) shall be subject to and comply in all respects with the terms of the Credit Agreement, Buyer Pledge, the Assumption Agreement and the Junior Subordination Agreement.

                (B) In the event any such Transfer is also subject to the exercise of the tag-along rights provided in section 3,1(b) of the Stockholders Agreement, no Transfer of Transfer Securities will be effected hereunder which does not comply with the Stockholders Agreement, and this paragraph shall be construed to permit the provision and receipt of all notices associated with such tag-along rights in a timely fashion.

                (C) In addition and for so long as the Credit Agreement, the Bridge Documents or any documents evidencing outstanding indebtedness of the Company shall contain provisions which permit any such indebtedness to be accelerated or declared in default, increase the stated rates of interest borne thereby or permit the holders of such indebtedness to require the repurchase or redemption by the Company of such Indebtedness in the event Centre Partners or its Affiliates or Permitted Investors do not beneficially own a majority or other stated percentage of the voting power of the Company, prior to any Transfer of Transfer Securities to the Transferee, the Transferee shall be required to assume by written agreement in form and substance reasonably satisfactory to Centre Partners the obligations of the Transferor under this Agreement to the same extent as if such Transferee had been an original party hereto.

                (D) Centre Partners shall be entitled to exercise the purchase rights granted within Section 1(c) to each Original Buyer on behalf of such Original Buyers and all actions taken by Centre Partners in this respect shall be conclusive evidence of the election of such Original Buyer.

                (E) No Transfers shall be permitted hereunder pursuant to a registered public offering of Shares of the Company except in accordance with the provisions of the applicable Assignment of Rights under Registration Rights Agreement dated as of September 25, 1996 executed by the Original Buyers in favor of the Co-Investors and the applicable Agreement to be Bound By Buyer Registration Rights Agreement, dated as of September 25, 1996 from such Coinvestor to the Original Buyers. Transfers shall be permitted pursuant to Rule 144 of the Securities Act of 1933, as amended ("Rule 144") as follows:

                (x) No Transfers shall be permitted hereunder pursuant to Rule 144 during any period in which the Credit Agreement, the Bridge Documents, or any documents evidencing outstanding Indebtedness of the Company shall contain provisions which permit any such Indebtedness to be accelerated or declared in default, increase the stated rates of interest borne thereby or permit the holders of such Indebtedness to require the repurchase or redemption by the Company of such Indebtedness in the event Centre Partners or its Affiliates or Permitted investors do not beneficially own a majority or other stated percentage (the "Stated Percentage") of the voting power of the Company unless Centre Partners and its Affiliates, including any Permitted Investors, then own at least 10 percentage points more of the total outstanding voting Shares of the Company (including any additional Shares which are then subject to issuance pursuant to outstanding options, warrants, contract rights or rights of conversion exercisable within 6 months of the date of determination) than the Stated Percentage.

                (y) In the event such limitation does not apply, a Co-Investor may dispose of Shares in accordance with the terms of Rule 144 if such Co-Investor shall first offer to sell (the "Offer") a pro rata portion (as defined in Section 1(c)(ii) hereof) of the number of such Shares which it proposes to dispose of pursuant to Rule 144 (the "Offered Shares") to each Offeree (as defined above) at a price (the "Offer Price") which does not exceed the Current Market Price thereof as of the close of the trading day preceding the date on which such offer is given the Offerees. The Current Market Price shall mean (1) if shares of Common Stock are traded on a national securities exchange, the average of the reported closing prices for the ten preceding trading dates on the exchange where such shares are primarily traded,
         (2) if such shares are traded in the NASDAQ National Market (the "National Market") the average of the reported closing prices as quoted for the ten, preceding trading dates by the National Market, or (3) if such shares are traded on the over-the-counter market, the average of the reported closing bid and asked quotations as quoted-by the NASDAQ.

                (z) Any such Offeree may for a period of fifteen (15) days after receipt of such Offer accept such Offer by written notice to the offering Co-Investor and purchase for cash at the Offer Price its pro rata portion as well as any additional Shares that it agrees to purchase in the event any other Offeree fails to exercise its rights hereunder. Any Shares for which an offer is accepted shall be allocated among the accepting Offerees proportionately in accordance with Section 1(c)(iii) hereof. In the event that less than all the Offered Shares are purchased in accordance with the foregoing, the offering Co-Investor may sell such securities in Rule 144 Transactions for a period of not more than sixty (60) days after the last day on which any Offer could have been accepted pursuant to this Section 1(c)(vi)(E) at a price per share not less than fifteen per cent (15%) below the Offer Price.

                (d) Bring Along Transactions. If a Person that is not an Affiliate of any of the Original Buyers makes a bona fide offer to purchase Share's held by the Original Buyers in a transaction, Centre Partners, on behalf of such Original Buyers, shall have the right to require each Co-Investor (other than the Trustee) to sell its Required Number (as defined below) of Company Securities in the transaction (a "Bring Along Transaction"); provided that each such Co-Investor shall only be required to sell Company securities on the same terms and conditions as those applicable to the sale of Shares by each other Co-Investor and the Original Buyers, including the same time of sale and the same per share consideration (including any reduction in per share consideration for placement agents' or brokers' fees or commissions, and any other costs or expenses of such Bring Along Transaction). The "Required Number" for any CoInvestor shall be equal to the number of Company Securities owned by such Co-Investor multiplied by a fraction the numerator of which is the difference between (x) the number of Shares agreed to be acquired in the Bring Along Transaction and (y) the aggregate number of Shares proposed to be sold by the Original Buyers in the Bring Along Transaction (such difference, the "Brought Number"), and the denominator of which is the aggregate number of Company Securities owned by the Co-Investors at such time, provided that each of the Original Buyers and the Co-Investors shall Transfer Shares in a Bring Along Transaction in pro rata amounts, based on the number of Shares then held, subject to any such adjustments as shall be required (i) to permit compliance with the tag-along rights provided in the Stockholders Agreement; (ii) to permit compliance with the tag-along rights provided to Co-Investors in Section 1(e) of this Agreement; or (iii) to permit compliance with tag-along rights provided by the Original Buyers to other holders of Shares proposed to be sold in the transaction exercising rights similar to the "tag along" rights provided to Co-Investors in Section 1(e) of this Agreement.

                        (i) Sale Notice. In order to exercise "bring along" rights under this Section 1(d), Centre Partners shall deliver a notice (the "Sale Notice") to each Co-Investor relating to a proposed Bring Along Transaction. The Sale Notice shall set forth (i) the aggregate number of Shares proposed to be sold by the Original Buyers, the aggregate number of Shares the proposed purchaser is willing to purchase and the aggregate number of Shares outstanding at such time and the identity and address of the proposed purchaser;
(ii) the recipient's Required Number; (iii) the date, time and place of sale;
(iv) the amount and type of consideration proposed to be paid in the aggregate and on a per-share basis by the proposed purchaser; (v) any agreement, offering memorandum or other document (or the latest draft thereof) that is then available relating thereto; and (vi) any other terms and conditions of the proposed sale.

                        (ii)     Transfer Procedures for Bring Along
Transaction. Each Co-Investor shall take all steps described in the Sale Notice to effectuate the sale by it of the Company Securities required in a Bring Along Transaction, including without limitation the provision of information customarily provided in connection with such a sale and the execution of customary sale documents, with customary representations, warranties, agreements and covenants; provided that any such sale document may provide that (i) liability for-representations, warranties, agreements and covenants (A) made individually, including without limitation any warranty of title to Company Securities, shall be the sole obligation of such Co-Investor, and (B) made jointly shall be in proportion to the proceeds received from any such sale; and
(ii) the liability of any Co-Investor selling in such sale shall be limited to the proceeds thereof received by such Co-Investor.

                        (iii) Additional Requirements. Any Transfer made pursuant to this Section 1(d) shall be subject to and comply in all respects with the terms of the Credit Agreement, Buyer Pledge, the Assumption Agreement and the Junior Subordination Agreement.

                (e) Tag Along Transaction. In connection with any proposed sale, either directly or indirectly, by one or more of the Original Buyers of 5% or more of the outstanding Shares to a Person who is not an Affiliate of any of the Original Buyers (the "Acquiror"), either in a single transaction or an integrated series of transactions, each Co-Investor shall have the right, but not the obligation (except as provided in section 1(c)), to sell its Tag Along

Number (as defined below) of Company Securities to the Acquiror, subject to the provisions of Section 1(e)(i) below; provided that each such Co-Investor (i) shall bear the same proportion of the expenses of the sale as the number of Company Securities sold by such Co-Investor bears to the total number of Shares sold, and (ii) shall sell Company Securities on the same terms and conditions as the Original Buyer(s), including the same time of sale and the same per-share consideration (a "Tag-Along Transaction"). The "Tag Along Number" for any Co-Investor shall be equal to the total number of Company Securities proposed to be included in such Tag Along Transaction by such Co-Investor multiplied by a fraction, the numerator of which is the number of Shares proposed to be acquired by the Acquiror and the denominator of which is the sum of (x) the total number of Company Securities proposed to be included in such Tag Along Transaction by all of the Co-Investors exercising "tag along" rights pursuant to this Section 1(e) (the "Tag Number"), (y) the number of Shares proposed to be sold in the transaction by all of the Original Buyers and (z) the number of shares proposed to be sold in the transaction by other holders of Shares exercising rights similar to the "tag-along" rights granted to Co-Investors in this Section 1(e); provided, however, that the Tag Number may be adjusted as Centre Partners determines is necessary or appropriate to ensure compliance with the tag-along rights provided in the Stockholders Agreement. Centre Partners shall deliver a Sale Notice to each Co-Investor on behalf of any Original Buyer proposing to Transfer Shares in a transaction that constitutes a Tag Along Transaction.

                        (i) Exercise of Tag-Along Rights. Each Co-Investor seeking to exercise its "tag-along" rights under Section 1(e) shall give written notice thereof to Centre Partners within five (5) Business Days following the date the Sale Notice is deemed given, which notice shall specify the number of Company Securities the exercising Co-Investor proposes to sell pursuant to such "tag-along" rights. Centre Partners shall send a written notice (the "Confirmation Notice") to each Co-Investor within five (5) Business Days after the date written responses to the Sale Notice are due setting forth (i) the number of Company Securities held by such Co-Investor that will be included in a sale of Shares based on the exercise of "tag-along" rights by the Co-Investors and (ii) the total number of Company Securities that all Co-Investors proposed to be included for sale pursuant to the exercise of "tag-along" rights pursuant to Section 1(e). The consummation of the Tag Along Transaction shall take place no earlier than ten (10) days after the date the Confirmation Notice is deemed given. If the Acquirer fails to purchase Company Securities from any Co-Investor that has properly exercised its "tag-along" rights, then the Original Buyer(s) shall not consummate the Tag Along Transaction or sell any Shares to the Acquirer.

                        (ii) Transfer Procedures for Tag Along Transaction. Each Co-Investor shall take all reasonable steps described in the Sale Notice and/or Confirmation Notice to effectuate the sale by it of the Company Securities, if any, required in a Tag Along Transaction, including without limitation the provision of information customarily provided in connection with such a sale and the execution of customary sale documents, with customary representations, warranties, agreements and covenants; provided that any such sale document may provide that (i) liability for representations, warranties, agreements and covenants (A) made individually, including without limitation any warranty of title to Company Securities, shall be the sole obligation of such Co-Investor, and (B) made jointly shall be in proportion to the proceeds received from any such sale; and (ii) the liability of any Co-Investor selling in such sale shall be limited to the proceeds thereof received by such Co-Investor.

                        (iii)    Allocation of Company Securities in
Transactions that are Both Bring Along Transactions and Tag Along Transactions. If a proposed sale of shares constitutes both a Bring Along Transaction and a Tag Along Transaction and (x) the Tag Number with respect to such transaction is greater than or equal to the Brought Number, no Company Securities shall be required to be included in such transaction by Co-Investors pursuant to Section 1(d) and Company Securities included in such transaction shall be allocated in accordance with Section 1(e) or (y) the Tag Number with respect to such transaction is less than the Brought Number, (A) any Co-Investor who exercises "tag along" rights pursuant to Section 1(e) with respect to a number of Company securities equal to or greater than such Co-Investor's Required Number shall have such number of Company Securities included in such transaction and shall not be required to include any additional Company Securities pursuant to Section 1(d) and (B) with respect to all Co-Investors who either do not exercise "tag along" rights or who exercise "tag along" rights with respect to a number of Company Securities that is less than their respective Required Number, the number of Company Securities required to be included in such transaction by each such Co-Investor pursuant to Section 1(d) shall be reduced pro rata by a total number of Company Securities equal to the difference between the Brought Number and the total number of Company Securities included in such transaction pursuant to clause (A) above; provided that such Co-Investors shall not be able to include any additional Company Securities in such transaction pursuant to an exercise of "tag along" rights under Section 1(e).

                        (iv) Exclusion of Certain Sales from Tag-Along Rights. The tag-along rights provided in Section 1(e) shall not be applicable to sales by the original Buyers (A) to Clare Fawkes or Jody Scheckter, or (B) in a sale pursuant to an effective registration statement under the Securities Act of 1933, as amended.

                        (v) Additional Requirements. Any Transfer made pursuant to this Section 1(e) shall be subject to and comply in all respects with the terms of the Credit Agreement, Buyer Pledge, the Assumption Agreement and the Junior Subordination Agreement.

                (f)     [Intentionally Omitted].

                2. Voting. (a) Each of the Co-Investors (other than the Trustee) hereby irrevocably appoints Centre Partners as the attorney-in-fact and proxy of such Co-Investor, with full power of substitution, to the full extent of the undersigned's rights with respect to the voting of, or expressing consent with respect to, all Company Securities acquired or held by such Co-Investor. Such proxies shall be considered coupled with an interest in the Company Securities and all prior powers of attorney and proxies given by and with respect to such Company Securities are hereby revoked and no subsequent powers of attorneys and proxies may be given (and, if given, will be deemed ineffective). Each CoInvestor (except the Trustee) agrees that Centre Partners will, with respect to such Co-Investor's Company Securities, subject to the obligations of the Original Buyers under the Stockholders Agreement, be empowered to exercise all voting (including without limitation with respect to mergers, acquisitions and other matters) and other rights of such Co-Investor as Centre Partners in its sole discretion may deem proper at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or in expressing or withholding consent to any corporate action that is proposed to be taken by written consent in lieu of a meeting of stockholders. The foregoing appointments shall terminate-upon such time as the Original Buyers

(including their respective successors and assigns, if any, which'hold shares subject to the Stockholders Agreement) hold less than 10% of the outstanding Shares.

                (b) The Trustee hereby agrees, subject to its fiduciary duties under ERISA, to exercise all voting and other rights with respect to the Company Securities at any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof, or in expressing or withholding consent to any corporate action that is proposed to be taken by written consent in lieu of a meeting of stockholders in the same manner as so exercised, expressed or withheld, as the case may be, by Centre Partners on behalf of the Original Buyers.

                3. Distributions on Company Securities. In the event that the Company pays a dividend or effects any other distribution with respect to Company Securities, including any other securities of the Company that have become Company Securities by virtue of this Section 3 (including by means of any conversion, redemption, reclassification, recapitalization, merger or consolidation), any securities of the Company (or any successor entity) included in such dividend or distribution shall be subject to the provisions of this Agreement to the same extent as Company Securities. Cash or any property (other than securities referred to in the previous sentence) included in such dividend or distribution shall not be subject to any restriction hereunder.

                4.      Conduct of Litigation; Allocation of Expenses.

                (a) Centre Partners shall be responsible for conducting any litigation or making any claims with respect to (i) the investment made in the Company pursuant to the Stock Purchase Agreement in which one or more of the Co-Investors and the Original Buyers are similarly affected and (ii) lawsuits in which one or more of the Co-Investors and the Original Buyers are named defendants in connection with or relating to such investment. The expenses of conducting such litigation shall be considered an Expense (as defined in Section 4(b) hereof), a proportionate share of which shall be paid by the Co-Investors pursuant to Section 4(b) hereof.

                (b) Each Co-Investor shall bear all of its expenses accrued after the date of this Agreement directly relating to its investment in the Company and, to the extent not paid directly by it, its allocable share of all expenses payable by the Original Buyers or Centre Partners directly relating to the investment in the Company (not including any expenses allocable to internal administrative functions of the original Buyers or Centre Partners or compensation of their respective internal staff), including, without limitation, fees and expenses for attorneys, accountants, auditors, consultants, experts or custodians retained by or on behalf of the Original Buyers and the Co-Investors and costs and expenses of any litigation or claims made involving the investment of the Original Buyers and the Co-Investors in the Company, including any indemnifiable amounts provided for in Section 5 of this Agreement (collectively, "Expenses"). Each Co-Investor's allocable share of Expenses shall be calculated by multiplying the total amount of such Expenses by a fraction, the numerator of which is the number of Company Securities held by such Co-Investor and the denominator of which is the aggregate number of Shares held by all original Buyers and Co-Investors.

                5. Indemnification. Each Co-Investor shall indemnify and hold harmless Centre Partners and Centre Management and each of their respective affiliates and each officer, director, employee, shareholder, member, partner and agent of any of them and their respective affiliates (each an "Indemnified Person"), from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), judgments, fines, settlements, expenses (including attorneys fees) and other amounts ("Losses") arising from, in connection with or relating to any and all claims, demands, suits, actions, proceedings, whether civil, criminal, administrative or investigative, in which an Indemnified Person may be involved, or threatened to be involved, as a party or otherwise, arising out of, in connection with or relating to actions taken pursuant to this Agreement on behalf of a Co-Investor or any act or omission of any Indemnified Party in reliance upon the terms hereof except solely to the extent the Indemnified Party is determined by a final order of a court of competent jurisdiction to have engaged in wilful misconduct or to have been grossly negligent or to have failed to act in good faith with regard to a Co-Investor. The liability of a Co-Investor hereunder shall be apportioned among the Co-Investors in an amount equal to such Co-Investor's Allocable Share (as hereinafter defined) of all Losses incurred or suffered by such Indemnified Person. A Co-Investors' "Allocable Share" shall be calculated by multiplying the total amount of any such Losses by a fraction, the numerator of which is the number of Company Securities purchased or held by such Co-Investor and the denominator of which is the aggregate number of Company Securities purchased or held by all Co-Investors. The right to indemnification granted by this Section also shall be in addition to any rights to which the person seeking indemnification may otherwise-be entitled, whether by law, agreement or otherwise. Each Co-Investor shall pay its Allocable Share of any expenses incurred by any Indemnified Person in investigating, preparing or defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suitor proceeding, upon receipt of an undertaking by such Indemnified Person to repay such payment if there shall be a final adjudication or determination that he is not entitled to indemnification as provided herein.

                6. Authority. Each party hereto represents and warrants to each other party that (a) it is empowered, authorized and qualified to execute and deliver, and perform the transactions contemplated by, this Agreement and has taken all necessary action to duly authorize the execution, delivery and performance of this Agreement, (b) this Agreement is the legal, valid and binding obligation of such party enforceable against such party in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and by equitable principles and (c) the person signing this Agreement on behalf of such party has been authorized to do so and has been authorized to delegate authority pursuant to the proxy and power of attorney granted under this Agreement.

                7. Investment Decision. Each Co-Investor confirms that (a) no representations or warranties with respect to the Shares being acquired by it have been made to it other than those contained in the Stock Purchase Agreement dated as of September ___, 1996 among the original Buyers and the Co-Investors and that such co-Investor has not relied upon any other representation or warranty in purchasing such Shares and (b) it has made its own investment decision with respect to its purchase of such Shares, without reliance on the Original Buyers, Centre Partners, Centre Management or any individual affiliated with or employed by any of them.

                8. Power of Attorney. (a) Each of the Co-Investors (other than the Trustee) by its execution of this Agreement, hereby irrevocably constitutes and appoints Centre Partners its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices such agreements, documents and instruments as may be necessary or appropriate to carry out the provisions of this Agreement, including, without limitation, contracts and other documents providing for the Transfer, Conversion and voting of Company Securities in a manner consistent with the provisions of this Agreement. The foregoing appointment shall be deemed irrevocable and to be a power coupled with an interest and shall survive and not be affected by the subsequent incapacity, disability, death or dissolution of any person hereby giving such power. Centre Partners shall promptly deliver a copy of any document executed under this Section 8 to the Co-Investors other than the Trustee, but the failure to provide any such document shall not affect the validity of any action taken by Centre Partners on behalf of the Co-Investors pursuant to this Agreement.

                (b) Centre Partners may delegate any authority granted it pursuant to this Agreement to Centre Management pursuant to separate power of attorney or other management agreement, and the parties hereto expressly acknowledge and agree that Centre Partners may make such delegation of power and authority to Centre Management.

                9. Covenants of Centre Partners. In addition to the covenants contained elsewhere in this Agreement, Centre Partners agrees;

                (a) to furnish promptly to the Co-Investors any notices provided to the Original Buyers pursuant to the Stock Purchase Agreement, the Stockholders Agreement, the NV Registration Rights Agreement or the Buyer Registration Rights Agreement.

                (b) not to consent to any amendment or modification of the Stock Purchase Agreement, the Stockholders Agreement, the NV Registration Rights Agreement or the Buyer Registration Rights Agreement unless either (x) such amendment or modification shall affect the interest of the Co-Investors in the same manner and to the same extent as the original Buyers or (y) the opportunity to benefit from such amendment or modification is offered to the Co-Investors.

                (c) to forward to each Co-Investor, upon receipt from the company, annual reports to shareholders and annual or quarterly financial statements of the Company, including the consolidated balance sheet and related consolidated statements of operations and cash flows for a fiscal year, fiscal quarter or period of a fiscal year, as applicable.

                10. Termination. This Agreement shall terminate at such time as the original Buyers (including their respective successors and assigns, if any) hold less than 10% of the outstanding Shares. In addition, in the event one or more Original Buyers shall distribute Shares in kind to its investors constituting at least 10% of the outstanding Shares, except where such Distributees or an entity which holds the Shares on their behalf continue to be subject to the provisions of this Agreement with respect thereto, there shall be released from the provisions of this Agreement by Centre Partners an equivalent percentage of Shares owned by such Co-Investor.

                11. Notices. Whenever it is provided herein that any notice or other communication shall or may be given to or served upon any of the parties by any other party, each such notice or other communication shall be in writing and either shall be delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by overnight mail or courier, or delivery service or by telecopy and confirmed by telecopy answerback (provided that any notice provided to any party outside of the United States, shall be provided by courier or telecopy), addressed as follows:

                For an original Buyer, Centre Partners, or Centre Management:

                           c/o Centre Partners Management LLC
                           30 Rockefeller Plaza
                           New York, New York 10020
                           Facsimile No.: 212-332-5801

                If to a Co-Investor, then to the address met forth below such Co-Investor's signature hereto.

                12.     Miscellaneous.

                (a) All titles, headings, or captions in this Agreement are for convenience of reference only and shall not be construed as a part of, or a limitation of, the provisions to which they refer.

                (b) This Agreement may be amended only by a writing executed by each of the parties hereto.

                (c) This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to its principles of conflicts of laws.

                (d) This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the respective parties hereto.

                (e) This Agreement may be executed in several Counterparts, each of which shall be deemed to be an original, but together which shall constitute one and the same document.

                (f) If any provisions of this Agreement are held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions, and this Agreement shall be construed and enforced as if such provisions had not been included.

                (g) The arrangement contemplated by this Agreement is not intended to and shall not be construed to, constitute a partnership in any respect.

                IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement, as of the day and year first above written.


CENTRE PARTNERS II, LLC

By: /s/ JONATHAN H. KAGAN
    -----------------------------------
    Jonathan H. Kagan
    Managing Director


CENTRE PARTNERS MANAGEMENT LLC

By: /s/ JONATHAN H. KAGAN
    -----------------------------------
    Jonathan H. Kagan
    Managing Director


CENTRE CAPITAL INVESTORS II, L. P.


CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.


CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.

By:      Centre Partners II, L.P., as general
         partner of such partnerships

By:      Centre Partners Management LLC,
         attorney-in-fact


         By: /s/ JONATHAN H. KAGAN
             -----------------------------------
             Jonathan H. Kagan
             Managing Director


CENTRE PARTNERS COINVESTMENT, L.P.

By:      Centre Partners II, LLC, as
         general partner


         By: /s/ JONATHAN H. KAGAN
             -----------------------------------
             Jonathan H. Kagan
             Managing Director

NATIONSBANC INVESTMENT CORPORATION

By:
    --------------------------------------
    Name:
    Title:

Notice Address:   NationsBank Corporate Center
                  100 North Tryon Street
                  Charlotte, NC 28255
                  Telecopy No.: (704) 386-6432
                  Attention: Ann Hayes


11/24/1987 TRUST F/B/O
KERWELYN C. CRAIG

By:      Charles S. Craig,
         Trustee


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------


12/17/1986 TRUST F/B/O
NEDENIA H. CRAIG

By:      Charles S. Craig,
         Trustee


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------

NATIONSBANC INVESTMENT CORPORATION

By:
    --------------------------------------
    Name:
    Title:

Notice Address:   NationsBanc Corporate Center
                  100 North Tryon Street
                  Charlotte, NC 28255
                  Telecopy No: (704) 386-6432
                  Attention: Ann Hayes


11/24/1987 TRUST F/B/O
KERWELYN C. CRAIG

By:      Charles S. Craig,
         Trustee


-----------------------------------


Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------


11/24/1987 TRUST F/B/O
NEDENIA H. CRAIG

By:      Charles S. Craig,
         Trustee


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------

INDIVIDUAL RETIREMENT ROLLOVER ACCOUNT
OF CHARLES S. CRAIG


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------

DAVID T. K. SARDA


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------


LAZARD FRERES & CO. LLC EMPLOYEES' SAVINGS PLAN & TRUST
F/B/O PAUL T. ZEPF, BRUCE POLLACK,
SCOTT PEREKSLIS, MARK LEE, SAM SHIMER
ROBERT BERGMAN, DALE LINZER AND GREGORY FISCHER

         By:      Francis J. Conroy
                  Trustee


-----------------------------------


Notice Address:
                ---------------------------------
                Lazard Freres & Co. LLC
                30 Rockefeller Plaza
                New York, New York  10020
                Telecopy No.:  (212) 632-6639


INDIVIDUAL RETIREMENT ROLLOVER ACCOUNT
OF CHARLES S. CRAIG


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------

DAVID T. K. SARDA


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------


LAZARD FRERES & CO. LLC EMPLOYEES' SAVINGS PLAN & TRUST
F/S/0 PAUL T. ZEPF, BRUCE POLLACK,
SCOTT PEREKSLIS, MARK LEE, SAM SHIMER
ROBERT BERGMAN, DALE LINZER AND GREGORY FISCHER


         By:      Francis J. Conroy,
                  Trustee


-----------------------------------


Notice Address:
                ---------------------------------------
                Lazard Freres & Co. LLC
                30 Rockefeller Plaza
                New York, New York  10020
                Telecopy No.:  (212) 632-6639


INDIVIDUAL RETIREMENT ROLLOVER ACCOUNT
OF CHARLES S. CRAIG


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------

DAVID T. K. SARDA


-----------------------------------

Notice Address:   c/o Craig, Sarda
                  & Co. Incorporated
                  Two Soundview Drive
                  Greenwich, CT 06830
                  Telecopy No.:
                               ----------------


LAZARD FRERES & CO. LLC EMPLOYEES' SAVINGS PLAN & TRUST
F/B/O PAUL T. ZEPF, BRUCE POLLACK,
SCOTT PEREKSLIS, MARK LEE, SAMUEL L. SHIMER
ROBERT BERGMANN, DALE LENZNER AND GREGORY FISCHER

         By:      Francis J. Conroy,
                  Trustee


-----------------------------------


Notice Address:
                --------------------------------------
                Lazard Freres & Co. LLC
                30 Rockefeller Plaza
                New York, New York  10020
                Telecopy No.:  (212) 632-6639

                                    EXHIBIT A



Paul J. Zepf
Bruce Pollack
Scott Perekslis
Mark Lee
Samuel L. Shimer
Robert Bergmann
Dale Lenzner
Gregory Fischer


                                  Exhibit A-1